Click Here for Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF1934

For the month of February 2003

Valley of the Doce River Company
(Translation of Registrant's name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__)

Table of Contents:

US GAAP Financial Statements

Brazilian GAAP Financial Statements

COMPANHIA VALE DO RIO DOCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Back to Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investments in which total US$343 million and US$441 million at December 31, 2002 and 2001, respectively, and equity in earnings of US$60 million, US$53 million and US$213 million for 2002, 2001 and 2000, respectively. Also, we did not audit the financial statements of certain majority-owned subsidiaries as at and for the years ended December 31, 2002, 2001 and 2000, which statements reflect total assets of US$969 million and US$500 million at December 31, 2002 and 2001, respectively, and total revenues of US$426 million, US$407 million and US$480 million for 2002, 2001 and 2000, respectively. The financial statements of these affiliates and subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts for these affiliates and subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
February 21, 2003

Back to Contents

Consolidated Balance Sheets
 Expressed in millions of United States dollars

	As of December 31

	2002	2001

Assets

Current assets
Cash and cash equivalents	1,091	1,117
Accounts receivable
Related parties	121	106
Unrelated parties	539	443
Loans and advances to related parties	49	160
Inventories	292	323
Deferred income tax	211	265
Others	286	224

	2,589	2,638

Property, plant and equipment, net	3,297	3,813

Investments in affiliated companies and joint ventures and other
investments and provision for losses on equity investments	732	1,218
Other assets
Goodwill on acquisition of consolidated subsidiaries	412	540
Loans and advances
Related parties	89	555
Unrelated parties	73	100
Prepaid pension cost	79	99
Deferred income tax	358	227
Judicial deposits	239	235
Unrealized gain on derivative instruments	3	7
Others	84	76

	1,337	1,839

TOTAL	7,955	9,508

Back to Contents

Consolidated Balance Sheets
Expressed in millions of United States dollars (Continued)

	As of December 31

	2002	2001

Liabilities and stockholders' equity
Current liabilities
Suppliers	365	296
Payroll and related charges	76	85
Interest attributed to stockholders	3	340
Current portion of long-term debt
Related parties	-	22
Unrelated parties	717	274
Short-term debt	184	589
Loans from related parties	64	168
Others	99	147

	1,508	1,921

Long-term liabilities
Employees postretirement benefits	141	173
Long-term debt
Related parties	-	156
Unrelated parties	2,359	2,014
Loans from related parties	7	21
Provisions for contingencies (Note 15)	428	452
Unrealized loss on derivative instruments	76	40

Others	122	86
	3,133	2,942

Minority interests	27	5

Stockholders' equity
Preferred class A stock - 600,000,000
no-par-value shares authorized and 138,575,913 issued	904	820
Common stock - 300,000,000 no-par-value
shares authorized and 249,983,143 issued	1,630	1,479
Treasury stock - 4,481 (2001 - 91) preferred and 4,715,170 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive income	(5,175)	(3,465)
Appropriated retained earnings	2,230	3,212
Unappropriated retained earnings	3,288	2,184

	3,287	4,640

TOTAL	7,955	9,508

See notes to consolidated financial statements.

Back to Contents

Consolidated Statements of Income
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Year ended December 31

	2002	2001	2000

Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	2,820	2,600	2,177
Gold	103	139	156
Manganese and ferrous-alloys	283	259	285
Potash	91	71	85
Others	35	41	42

	3,332	3,110	2,745
Revenues from logistic services	458	608	760
Aluminum products	462	284	362
Other products and services	20	75	202

	4,272	4,077	4,069
Value-added tax	(159)	(142)	(134)

Net operating revenues	4,113	3,935	3,935

Operating costs and expenses
Cost of ores and metals sold	(1,569)	(1,550)	(1,423)
Cost of transportation services	(252)	(378)	(481)
Cost of aluminum products	(412)	(269)	(334)
Others	(20)	(75)	(191)

	(2,253)	(2,272)	(2,429)
Selling, general and administrative expenses	(224)	(241)	(225)
Research and development	(50)	(43)	(48)
Employee profit sharing plan	(38)	(38)	(29)
Others	(119)	(379)	(180)

	(2,684)	(2,973)	(2,911)

Operating income	1,429	962	1,024

Non-operating income (expenses)
Financial income	127	135	208
Financial expenses	(375)	(335)	(315)
Foreign exchange and monetary losses, net	(580)	(426)	(240)
Gain on sale of investments	–	784	54

	(828)	158	(293)

Income before income taxes, equity results and minority interests	601	1,120	731

Income taxes
Current	(12)	46	(10)
Deferred	161	172	42

	149	218	32

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(87)	(53)	322
Minority interests	17	2	1

Net income	680	1,287	1,086

Basic earnings per Common and Preferred Class A Share	1.77	3.34	2.82

Weighted average number of shares outstanding (thousands of shares)
Common shares	249,864	249,864	249,983
Preferred Class A shares	135,042	135,042	134,917

See notes to consolidated financial statements.

Back to Contents

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

		Year ended December 31

	2002	2001	2000

Cash flows from operating activities:
Net income	680	1,287	1,086
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	214	212	195
Dividends received	91	132	133
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	87	53	(322)
Deferred income taxes	(161)	(172)	(42)
Provisions for contingencies	53	79	101
Loss on disposals of property, plant and equipment	62	79	47
Gain on sale of investments	-	(784)	(54)
Pension plan	11	32	41
Foreign exchange and monetary losses	1,031	460	208
Net unrealized derivative losses	28	38	–
Others	84	129	118
Decrease (increase) in assets:
Accounts receivable	(123)	(49)	(63)
Inventories	(69)	(40)	(50)
Others	(105)	17	(103)
Increase (decrease) in liabilities:
Suppliers	102	21	84
Payroll and related charges	23	42	(1)
Others	94	(18)	46

Net cash provided by operating activities	2,102	1,518	1,424

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(101)	(75)	(168)
Repayments	75	79	32
Others	20	7	8
Guarantees and deposits	(78)	(85)	(98)
Additions to investments	(1)	(338)	(538)
Additions to property, plant and equipment	(766)	(595)	(447)
Proceeds from disposals of property, plant and equipment	7	3	1
Proceeds from disposal of investments	–	989	44
Net cash used to acquire subsidiaries	(45)	(516)	(323)

Net cash used in investing activities	(889)	(531)	(1,489)

Cash flows from financing activities:
Short-term debt, net issuances	(345)	(28)	(278)
Loans
Related parties
Additions	54	145	8
Repayments	(75)	(44)	(42)
Perpetual notes	–	–	120
Long-term debt
Related parties	17	66	62
Others	698	317	750
Repayments of long-term debt
Related parties	(15)	(40)	(25)
Others	(330)	(310)	(419)
Interest attributed to stockholders	(602)	(1,066)	(246)
Treasury stock	–	(27)	–

Net cash used in financing activities	(598)	(987)	(70)

Increase (decrease) in cash and cash equivalents	615	–	(135)
Effect of exchange rate changes on cash and cash equivalents	(641)	(94)	(107)
Cash and cash equivalents, beginning of period	1,117	1,211	1,453

Cash and cash equivalents, end of period	1,091	1,117	1,211

Cash paid during the period for:
Interest on short-term debt	(46)	(45)	(48)
Interest on long-term debt, net of interest capitalized of $ 15 in 2002, $11 in 2001, $12 in 2000	(142)	(153)	(128)
Income tax	(12)	(46)	(6)
Non-cash transactions
Special pension plan contribution in shares of CSN	–	249	–
Exchange of loans receivable for investments	55	35	7

See notes to consolidated financial statements.

Back to Contents

Consolidated Statements of Changes in Stockholders' Equity

Expressed in millions of United States dollars (except number of shares and per-share amounts)

		Year ended December 31

	Shares	2002	2001	2000

Preferred class A stock (including one special share)
Balance January 1	138,575,913	820	709	709
Transfer from appropriated retained earnings	–	84	111	–

Balance December 31	138,575,913	904	820	709

Common stock
Balance January 1	249,983,143	1,479	1,279	1,279
Transfer from appropriated retained earnings	–	151	200	–

Balance December 31	249,983,143	1,630	1,479	1,279

Treasury stock
Balance January 1	(3,666,611)	(88)	(61)	(61)
Acquisitions in 2001	(1,048,650)	–	(27)	–
Acquisitions in 2002	(4,390)	–	–	–

Balance December 31	(4,719,651)	(88)	(88)	(61)

Additional paid-in capital
Balance January 1 and December 31		498	498	498

Other cumulative comprehensive income
Amounts not recognized as net periodic pension cost
Balance January 1		–	(100)	–
Excess of additional minimum liability		–	151	(151)
Tax effect on above		–	(51)	51

Balance December 31		–	–	(100)

Cumulative translation adjustments
Balance January 1		(3,475)	(2,972)	(2,535)
Change in the year		(1,710)	(503)	(437)

Balance December 31		(5,185)	(3,475)	(2,972)

Unrealized gain on available-for-sale security
Balance January 1		–	24	54
Change in the year		–	(24)	(30)

Balance December 31		–	–	24

Adjustments relating to investments in affiliates
Balance January 1		10	8	(6)
Change in the year		–	2	14

Balance December 31		10	10	8

Total other cumulative comprehensive income		(5,175)	(3,465)	(3,040)

Appropriated retained earnings
Balance January 1		3,212	3,537	3,567
Transfer to retained earnings		(747)	(14)	(30)
Transfer to capital stock		(235)	(311)	–

Balance December 31		2,230	3,212	3,537

Retained earnings
Balance January 1		2,184	1,647	1,186
Net income		680	1,287	1,086
Interest attributed to stockholders
Preferred class A stock ($0.84, $1.99 and $1.70 per share in 2002, 2001 and 2000)		(117)	(276)	(230)
Common stock ($0.84, $1.99 and $1.70 per share in 2002, 2001 and 2000)		(206)	(488)	(425)
Appropriation from reserves		747	14	30

Balance December 31		3,288	2,184	1,647

Total stockholders' equity	383,839,405	3,287	4,640	4,569

Comprehensive income is comprised as follows:
Net income		680	1,287	1,086
Amounts not recognized as net periodic pension cost		–	100	(100)
Cumulative translation adjustments		(1,710)	(503)	(437)
Unrealized gain on available-for-sale security		–	(24)	(30)
Adjustments relating to investments in affiliates		–	2	14

Total comprehensive income (loss)		(1,030)	862	533

See notes to consolidated financial statements.

Back to Contents

Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1    The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. We disposed of most of our investments in pulp and paper during 2001. Further details of our operations and those of our joint ventures and affiliates are described in Note 16.

The main operating subsidiaries we consolidate during the three years ended December 31, 2002 are as follows:

Subsidiary	% ownership	Head office location	Principal activity

Ferteco Mineração S.A. - FERTECO	100	Brazil	Iron ore and pellets
Pará Pigmentos S.A.	76	Brazil	Kaolin
SIBRA - Eletrosiderúrgica Brasileira S.A.	100	Brazil	Manganese and Ferrous alloys
Navegação Vale do Rio Doce S.A. - DOCENAVE	100	Brazil	Shipping
Vale do Rio Doce Alumínio S.A. - ALUVALE	100	Brazil	Aluminum
Itabira Rio Doce Company Ltd. - ITACO	100	Cayman Island	Trading
Rio Doce International Finance Ltd. - RDIF	100	Bahamas	International finance
CELMAR S.A. - Indústria de Celulose e Papel	85	Brazil	Forestry
Florestas Rio Doce S.A.	100	Brazil	Forestry
Rio Doce Manganèse Europe - RDME	100	France	Ferrous alloys
Urucum Mineração S.A.	100	Brazil	Iron ore and Ferrous alloys
Alumina do Norte do Brasil S.A - Alunorte (as from June, 2002)	57	Brazil	Aluminum
Salobo Metais S.A. (as from June, 2002)	100	Brazil	Copper
Mineração Serra do Sossego S.A	100	Brazil	Copper

2     Summary of significant accounting policies

In preparing the consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial information therefore includes various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations; actual results may vary from our estimates.

(a)    Basis of presentation

We have prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the Brazilian accounting principles that we use in preparing our statutory financial information.

The U.S. dollar amounts for the period presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards 52 – “Foreign Currency Translation” ( SFAS 52).

Prior to July 1, 1997, Brazil was considered under SFAS 52 to have a highly inflationary economy and accordingly, up to June 30, 1997, we adopted the U.S. dollar as both our functional currency and reporting currency.

As from July 1, 1997, we concluded that the Brazilian economy had ceased to be highly inflationary and changed our functional currency from the reporting currency (U.S. dollars) to the local currency (Brazilian reais), for Brazilian operations and extentions thereof. Accordingly, we translated the U.S. dollar amounts of non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$3.5333 and R$2.3204 to US$1.00 at December 31, 2002 and 2001, respectively),

Back to Contents

and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

The net exchange transaction loss included in our statement of income was $515, $410 and $115 in 2002, 2001 and 2000, respectively, included within the line “Foreign exchange and monetary losses, net”.

(b)    Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost less amortized goodwill plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 10).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

(c)    Business combinations

We adopt the procedures determined by SFAS 141 – “Business Combinations” to recognize acquisitions of interests in other companies. The method of accounting used in our business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase to be recognized as an intangible asset. On the acquisition of assets which include the rights to mine reserves of natural resources, the establishment of values for these assets includes the placing of fair values on purchased reserves, which are classified in the balance sheet as property, plant and equipment.

Goodwill was amortized in a systematic manner over the periods estimated to be benefited through December 31, 2001. As required by SFAS 142 – “Goodwill and Other Intangible Assets” from January 1, 2002 goodwill resulting from the acquisitions is not amortized, but is tested for impairment at least annually and reduced to fair value to the extent any such impairment is identified.

(d)    Inventories

Inventories are stated at the average cost of purchase or production, lower than replacement or realizable values. We record allowances for slow-moving or obsolete inventories when considered appropriate, reflecting our periodic assessment of recoverability. A write-down of inventory utilizing the allowance establishes a new cost basis for the related inventory.

Finished goods inventories include all related materials, labor and direct production expenditures, and exclude general and administrative expenses.

(e)    Property, plant and equipment

Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line basis at rates which take into consideration the useful lives of the items, principally an average of 80 years for the railroads, 20 years for ships, 25 years for buildings and improvements and between 10 to 20 years for mining and other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.

We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed until viability of mining activities is established; subsequently such costs are capitalized together with further exploration costs. We capitalize mine development costs as from the time we actually begin such development.

Back to Contents

(f)	Available-for-sale equity securities

Equity securities classified as “available-for-sale” are recorded in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, we exclude unrealized holding gains and losses, net of taxes, if applicable, from income and recognize them as a separate component of stockholders’ equity until realized.

(g)	Revenues and expenses

Revenues are recognized when title has transferred to the customer or services are rendered. Expenses and costs are recognized on the accrual basis. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from transportation services, other than shipping operations, is recognized when the service order has been fulfilled. Shipping operations are recorded on the completed voyage basis and net revenue, costs and expenses of voyages not completed at period-end are deferred. Anticipated losses on voyages are provided when probable and can be reasonably estimated.

(h)	Environmental and site reclamation and restoration costs

Expenditures relating to ongoing compliance with environmental regulations are charged against earnings or capitalized as appropriate. These ongoing programs are designed to minimize the environmental impact of our activities. With respect to our two major iron ore mines at Itabira and Carajás, which have extensive remaining reserves, liabilities for final site reclamation and restoration costs will be recorded when the respective reclamation and restoration strategies can be reasonably determined and the related costs can be reasonably estimated.

(i)	Compensated absences

We fully accrue the future employees compensation liability for vacations vested during the year.

(j)	Income taxes

In accordance with SFAS 109 - “Accounting for Income Taxes”, the deferred tax effects of temporary differences have been recognized in the consolidated financial statements. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

(k)	Statement of cash flows

Cash flows relating to overnight financing and investment are reported net. Short-term investments that have a ready market and maturity to us, when purchased, of 90 days or less are considered cash equivalents.

(l)	Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.

(m)	Interest attributed to stockholders

As from January 1, 1996 Brazilian corporations are permitted to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves.

The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge equivalent to the statutory tax rate applied to such amount. Income tax is withheld from the stockholders relative to interest at the rate of 15%, except for interest due to the Brazilian Government which is exempt from tax withholdings.

We have opted to pay such tax-deductible interest to our stockholders and have therefore accrued the amounts due as of December 31, 2002 , 2001 and 2000, with a direct charge to stockholders' equity.

Under Brazilian law interest attributable to stockholders is considered as part of the annual minimum dividend (See Note 13). Accordingly such distributions are treated as dividends for accounting purposes.

Back to Contents

(n)	Derivatives and hedging activities

As of January 1, 2001 we adopted SFAS 133 - "Accounting for Derivative Financial Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the later case depending on whether a transaction is designated as an effective hedge.

The transition adjustment relating to the fair value of derivatives existing as of December 31, 2000 is recorded as a charge of $8 in our statement of income for the year ended December 31, 2001. In view of the immateriality of this effect of a change in accounting principle the corresponding amount was included with other non-operating expenses. Certain of our affiliated companies and joint ventures also recorded similar charges, of which our portion of $4 is included in the caption "Equity in results of affiliates and joint ventures" in the statement of income.

Further information about our derivatives and hedging activities is included in Note 19.

(o)	Comprehensive income

We have disclosed comprehensive income as part of the Statement of Changes in Stockholders’ Equity, in compliance with SFAS 130 – “Reporting Comprehensive Income”.

(p)	Recently-issued accounting pronouncements

In June 2001 and August 2001, respectively, the FASB issued SFAS 143 - "Accounting for Asset Retirement Obligations" and SFAS 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets" . SFAS 143 is effective for us as from January 1, 2003 and we are still studying the potential effects that adoption may have on our financial statements.

In June 2002, FASB has issued SFAS 146 - "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We believe that the adoption of SFAS 146, will not have significant impact on our financial position or results of operations.

In November 2002 the FASB issued FIN 45 - "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure requirements in the Interpretation, applicable at December 31, 2002 are disclosed in Note 15. We are studying the effect that adoption of the accounting requirements of FIN 45 will have on our financial statements.

(q)	Reclassification

Certain reclassifications have been made to the financial statements for 2001 and 2000 to make them comparable with the 2002 presentation.

Back to Contents

3 Our privatization

In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. (“Valepar”). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:

• Preferred Special Share. The Brazilian Government holds a preferred special share of CVRD which confers upon it permanent veto rights over changes in our (i) name, (ii) headquarters location, (iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

• Preferred Class A Share of Valepar. The Brazilian Government holds a preferred class A share of Valepar which confers upon it approval rights for a period of five years in respect of (i) concentration of ownership of Valepar by particular types of investors in excess of prescribed limitations and (ii) changes in the Valepar holding company structure relating to ownership of our common shares.

• Shareholder revenue interests. On July 7, 1997, we issued to shareholders of record on April 18, 1997 (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits.

In addition to the preferred special share mentioned above, the National Treasury and the Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Government – owned development bank, together held 32% of our common shares and 4% of our preferred shares, which in aggregate represented 22% of our total capital at December 31, 2001. These common shares were sold through a public offering in Brazil and abroad which was completed on March 27, 2002.

4 Major acquisitions and disposals during the years presented

We made the following acquisitions during the periods presented. Pro forma information with respect to results of operations is not presented since the effects are not considered material to an understanding of our consolidated financial statements, except with respect to our acquisition of the control of Alunorte in June 2002 (see Note 4 (h)).

(a)	On May 11, 2000, we acquired the entire capital of Mineração SOCOIMEX S.A., a non-public company whose main activity is production and commercialization of iron ore, for the total price of $55, being an initial cash payment of $47 and two further cash payments of $3 and $5, in 2001 and 2002, respectively. The increment of the fair value over the book value of SOCOIMEX at the date of purchase was entirely attributable to its mineral reserves, which are included in the property, plant and equipment. In August 2000 SOCOIMEX was merged into CVRD.

(b)	On May 30, 2000, we became the controlling shareholder of S.A. Mineração Trinidad – SAMITRI, through the acquisition of 79.27% of the voting capital and 63.06% of the total capital for $520 in cash. At the date of the purchase, SAMITRI was a publicly listed Brazilian iron ore mining company, which also owned a 51% interest in the voting capital of SAMARCO Mineração S.A., a large iron ore pellets producer (see Note 10). On June 29, 2000, we sold 1% of the voting capital of SAMARCO to BHP Brasil Ltda. (BHP), a subsidiary of The Broken Hill Proprietary Company Limited of Australia, for $8, to equalize our shareholdings in the joint venture.

Back to Contents

(c)	The assets and liabilities acquired as a result of the above transactions and corresponding goodwill were as follows:

		Consolidated Subsidiaries

	Unconsolidated
	joint venture
	SAMARCO	SAMITRI	SOCOIMEX

Fair value of assets	1,006	293	77
Fair value of liabilities	(450)	(144)	(22)

Net assets at fair value	556	149	55

Interest acquired	50.00%	63.06%	100.00%
Fair value of net assets acquired	278	94	55
Attributable to minority stockholders of SAMITRI (36.94%)	(103)	–	–
Tax benefits	31	–	–

Effective interest acquired	206	94	55
Purchase price	252	268	55

Goodwill	46	174	–

The main assets for which fair values differ from book values are inventories and property, plant and equipment. We determined the fair values of inventories based on the current replacement costs for raw materials and the estimated selling prices for finished goods, net of disposal costs and a selling margin. The fair values of property, plant and equipment were determined based on current replacement costs for similar capacity and the estimated market value of purchased reserves. Deferred taxes were recorded for the differences between fair values and tax bases.

For SAMARCO, SAMITRI and SOCOIMEX inventories were valued at $36, $38 and $9, respectively, property, plant and equipment were valued at $830, $161 and $58, respectively, and the deferred tax liability was $60, $49 and $15, respectively.

We had adopted a policy to amortize the goodwill on the SAMITRI and SAMARCO purchases on the straight-line basis over a period of 6 years, starting on the date of acquisition. However, as explained in Note 2 (c), upon adoption of SFAS 142 on January 1, 2002 such straight-line amortization ceased.

(d)	On September 22, 2000 we increased our ownership of SAMITRI, via public tender to 99.25% of the voting capital and 99.19% of the total capital. The cash cost of this purchase was $180 and resulted in additional goodwill of $27, all attributed to SAMARCO.

(e)	In October 2000, we acquired 50% of Gulf Industrial Investment Company (GIIC), a pelletizing company located in Bahrain, for $91, including goodwill of $20, now totally amortized.

(f)	On April 27, 2001 we acquired 100% of Ferteco Mineração S.A. - FERTECO, a non-public company whose main activity is production and commercialization of iron ore and pellets, for $523 in cash.

The assets and liabilities acquired and corresponding goodwill were as follows:

Fair value of assets	401
Fair value of liabilities	(251)

Net assets at fair value	150
Purchase price	523

Goodwill	373

For FERTECO inventories were valued at $57, property, plant and equipment were valued at $178, and the deferred tax liability was $24.

Back to Contents

(g)	In December 2001, acting through our wholly-owned foreign subsidiary Itabira Rio Doce Company Ltd. - ITACO, we acquired 659,375,000 common shares of Caemi Mineração e Metalurgia S.A. (Caemi), corresponding to 16.82% of its total capital and 50% of its voting capital from Cayman Iron Ore Investment Co., Ltd., a wholly-owned subsidiary of Mitsui & Co., Ltd. (MITSUI) for US$ 279. Caemi is a Brazilian company headquartered in Rio de Janeiro, which operates in the iron ore, kaolin, refractory bauxite and railroad sectors and is accounted for as an equity investee.

This acquisition was approved by the European Commission subject to the commitment for Caemi to sell its equity investment in Quebec Cartier Mining Company (QCM), a Canadian producer of iron ore and pellets.

CVRD and Mitsui, each of which holds 50% of Caemi's common shares, entered into a shareholder agreement requiring both shareholders to approve all major decisions affecting Caemi.

The estimated net assets and corresponding goodwill were as follows:

December 31, 2001

Estimated fair value of assets	1,127
Estimated fair value of liabilities	(734)

Net assets at fair value	393
Interest in total capital acquired	16.82%
Estimated fair value of net assets acquired	66
Purchase price	279

Goodwill	213

(h)	On June 27, 2002 we acquired a further 12.62% of the capital of ALUNORTE for $42, increasing our participation to 57.03% (represented by 62.09% of total common stock and 19.05% of total preferred stock). ALUNORTE has been consolidated as from this date.

Unaudited pro forma information with respect to the effect on our consolidated statement of income, reflecting the consolidation of ALUNORTE as if control has been acquired as at January 1, 2001 is as follows:

			2002			2001

	CVRD Consolidated	Pre- acquisition ALUNORTE	Pro Forma (unaudited)	CVRD Consolidated	ALUNORTE	Pro Forma (unaudited)

Net operating revenues	4,113	138	4,251	3,935	294	4,229
Operating costs and expenses	(2,684)	(151)	(2,835)	(2,973)	(219)	(3,192)

Operating income	1,429	(13)	1,416	962	75	1,037
Non-operating income (expenses)	(828)	(38)	(866)	158	(83)	75

Income before income taxes, equity results and minority interests	601	(51)	550	1,120	(8)	1,112
Income taxes	149	–	149	218	(5)	213
Equity in results of affiliates and joint ventures	(28)	23	(5)	(49)	7	(42)
Change in provision for losses on equity investments	(59)	–	(59)	(4)	–	(4)
Minority interests	17	28	45	2	–	2

Net income	680	–	680	1,287	(6)	1,281

(i)	On January 14, 2000 we sold 20.81% of the capital of Alumina do Norte do Brasil S.A.- ALUNORTE and a beneficial interest in 8% of the capital of Mineração Rio do Norte S.A. - MRN owned by us for an aggregate of $164, resulting in a gain of $54. The total consideration of $164 was received in cash; however, $120 was received through the issue and sale of Perpetual Notes with a fair value of $55 and this fair value continues to be reported as a liability and periodically adjusted based on an early termination formula reflecting the underlying profitability of MRN.

(j)	On March 9, 2001 we transferred our 10.33% interest in Companhia Siderúrgica Nacional - CSN to VALIA, as a special pension plan contribution, for $249 (fair market value determined based on the weighted average price of the last thirty trading sessions at the São Paulo stock exchange in the period ended on March 9, 2001). This transfer resulted in a gain of $107. We have provided VALIA with a guarantee that we will make additional contributions to the pension plan if the market value of the CSN shares falls below threshold levels prior to the sale thereof by VALIA. At December 31, 2002 we have provided $5 in respect of this commitment.

Back to Contents

(k)	On April 27, 2001 we concluded the sale of our 32.00% interest in Bahia Sul Celulose S.A. - BSC for $318, received in cash on May 7, 2001. This operation resulted in a gain of $170.

(l)	On June 6, 2001 we concluded the sale of our 51.48% interest in Celulose Nipo-Brasileira S.A. - CENIBRA for $671, received in cash on September 14, 2001. This operation resulted in a gain of $507.

5	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:

	Year ended December 31 - %

	2002	2001	2000

Federal income tax	25	25	25
Social contribution	9	9	12 to 9

Composite tax rate	34	34	37 to 34

The amount reported as income tax benefit in our consolidated financial statements is reconciled to the statutory rates as follows:

		Year ended December 31

		2002	2001	2000

Income before income taxes, equity results and minority interests		601	1,120	731

Federal income tax and social contribution expense at statutory enacted rates		(204)	(381)	(249)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders		99	260	222
Exempt foreign income		196	226	69
Tax-deductible goodwill in business combination		20	58	-
Tax effect related to provision for losses and write-downs		29	59	-
Tax incentives		4	26	31
Valuation allowance reversal (provision)		(12)	(44)	(51)
Other non-taxable gains		17	14	10

Federal income tax and social contribution benefit in consolidated statements of income	.	149	218	32

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and others from gold and potash operations. The incentives comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity (Note 13) and may not be distributed in the form of cash dividends.

Back to Contents

The major components of the deferred tax accounts in the balance sheet are as follows:

	As of December 31

	2002	2001

Net current deferred tax assets
Accrued expenses deductible only when disbursed	211	265

	211	265

Long-term deferred tax assets and liabilities
Assets
Deferred tax relative to temporary differences	5	18
Tax-deductible goodwill in business combinations	66	134
Related to provision for losses and write-downs of investments	158	120
Additional retirement benefits provision	47	58
Tax loss carryforwards	187	220
Other temporary differences (in 2002 including $94 of Alunorte)	211	21

	674	571

Liabilities
Inflationary income	(21)	(25)
Prepaid retirement benefit	(27)	(34)
Fair value adjustments in business combinations	(38)	(72)

	(86)	(131)

Valuation allowance
Beginning balance	(213)	(201)
Translation adjustments	73	32
Additions (in 2002 including $92 of Alunorte)	(118)	(44)
Reversals	28	-

Ending balance	(230)	(213)

Net long-term deferred tax assets	358	227

6     Cash and cash equivalents

	As of December 31

	2002	2001

Cash	51	22
Deposits in local currency	220	76
Deposits in United States dollars	820	1,019

	1,091	1,117

7     Accounts receivable

	As of December 31

	2002	2001

Customers
Domestic	189	170
Export, all denominated in United States dollars	525	408

	714	578
Allowance for doubtful accounts	(26)	(21)
Allowance for ore weight credits	(28)	(8)
Total	660	549

Back to Contents

Accounts receivable from customers in the steel industry amount to 28.3% and 16.3% of domestic receivables (export receivables – 91.5% and 78.8%) at December 31, 2002 and 2001, respectively.

No single customer accounted for more than 10% of total revenues in any of the years presented.

8     Inventories

	As of December 31

	2002	2001

Finished products
Iron ore	86	110
Gold	2	5
Manganese	24	27
Ferrous alloys	27	28
Alumina	15
Others	10	16
Spare parts and maintenance supplies	128	137

	292	323

Back to Contents

9	Property, plant and equipment

a)	Per business area:

		As of December 31, 2002			As of December 31, 2001

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Ferrous
Ferrous - Southern System
Mining	728	318	410	1,000	460	540
Railroads	646	308	338	935	463	472
Marine terminals	99	60	39	194	92	102

	1,473	686	787	2,129	1,015	1,114
Ferrous - Northern System
Mining	483	208	275	733	308	425
Railroads	727	292	435	1,075	408	667
Marine terminals	139	65	74	202	97	105

	1,349	565	784	2,010	813	1,197

Pelletizing	283	76	207	198	108	90
Ferrous-alloys	171	96	75	206	106	100
Energy	58	6	52	82	6	76
Construction in progress	406	–	406	569	–	569

	3,740	1,429	2,311	5,194	2,048	3,146

Non-Ferrous
Potash	39	15	24	50	17	33
Gold	119	100	19	256	167	89
Kaolin	71	17	54	96	21	75
Research and projects	63	48	15	17	9	8
Construction in progress	288	–	288	35	–	35

	580	180	400	454	214	240

Logistics
General cargo	232	109	123	353	179	174
Maritime transportation	10	8	2	238	130	108
Construction in progress	19		19	23	–	23

	261	117	144	614	309	305

Holdings
Aluminium	248	55	193	–	–	–
Others	12	2	10	72	20	52
Construction in progress	204	–	204	45	–	45

	464	57	407	117	20	97

Corporate Center
Corporate	35	13	22	40	17	23
Construction in progress	13	–	13	2	–	2

	48	13	35	42	17	25

Total	5,093	1,796	3,297	6,421	2,608	3,813

b)	Per type of assets:

		As of December 31, 2002			As of December 31, 2001

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land and buildings	489	188	301	678	255	423
Installations	1,448	590	858	1,470	775	695
Equipment	391	196	195	673	306	367
Ships	8	5	3	235	127	108
Railroads	1,258	568	690	1,675	729	946
Mine development costs	193	53	140	302	77	225
Others	376	196	180	714	339	375

	4,163	1,796	2,367	5,747	2,608	3,139
Construction in progress	930	–	930	674	–	674

Total	5,093	1,796	3,297	6,421	2,608	3,813

Losses on disposals of property, plant and equipment totaled $62, $79 and $47 in 2002, 2001 and 2000, respectively. Disposals mainly relate to impairment of gold mines, sales of ships and trucks, locomotives and other equipment which were replaced in the normal course of business.

Back to Contents

In 2002 we sold certain forestry assets of our subsidiary Florestas Rio Doce S.A. for $59 and recorded a gain on this sale of $49.

(c)	Hydroelectric projectsWe participate in several jointly-owned hydroelectric plants, already in operation or under construction. We have an undivided interest in these plants and are responsible for our proportionate share of the costs of construction and operation and are entitled to our proportionate share of the energy produced.

The situation of these projects at December 31, 2002 is as follows:

Project	Date of completion / expected completion	Our interest %	Plant in service	Our share of plant in service	Accumulated depreciation	Plant under construction	Our share of plant under construction

Igarapava	September, 1999	38.1	110	42	5	–	–
Porto Estrela	November, 2001	33.3	48	16	1	–	–
Funil	January, 2003	51.0	–	–	–	65	33
Candonga	November, 2003	50.0	–	–	–	38	19
Aimorés	December, 2003	51.0	–	–	–	94	48
Capim Branco I	February, 2006	48.4	–	–	–	2	1
Capim Branco II	June, 2006	48.4	–	–	–	4	2
Foz do Chapecó	July, 2007	40.0	–	–	–	3	1
Santa Isabel	August, 2007	43.9	–	–	–	–	–
Estreito	July, 2007	30.0	–	–	–	–	–

Income and expenses relating to operating plants are not material.

Back to Contents

10     Investments

								As of December 31

				2002	Investments			Equity Adjustments

	Participation in capital (%)		(1)Net equity	(1)Net income (loss) for the year	2002	2001	2002	2001	2000

Investments in affiliated companies and joint ventures	voting	total

Steel
Usinas Siderúrgicas de Minas Gerais S.A - USIMINAS (2)	22.99	11.46	-	(131)	-	32	(15)	-	7
Companhia Siderúrgica Nacional - CSN (3)	–	–	–	–	–	–		9	13
Companhia Siderúrgica de Tubarão - CST (4)	20.51	22.85	118	84	27	18	19	(1)	22
California Steel Industries Inc. - CSI	50.00	50.00	213	37	107	98	19	(3)	17

Paper and pulp
Celulose Nipo-Brasileira S.A. - CENIBRA (3)	–	–	–	–	–	–	–	9	66
Bahia-Sul Celulose S.A - BSC (3)	–	–	–	–	–	–	–	2	42

Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	40.00	40.00	405	94	162	154	38	32	36
Valesul Alumínio S.A. -VALESUL	54.51	54.51	72	25	39	51	14	11	12
Alumina do Norte do Brasil S.A. - ALUNORTE (6)	62.09	57.03	–	(51)	–	89	(23)	(6)	11

Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (7)	50.00	16.85	457	(83)	77	289	(100)	–	–
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.11	51.00	23	7	12	16	4	(2)	11
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51.00	50.89	27	10	14	18	5	5	9
Companhia Coreano Brasileira de Pelotização - KOBRASCO	50.00	50.00	–	(31)	–	2	(2)	(8)	2
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.00	50.90	17	9	9	13	5	4	7
Gulf Industrial Investment Company - GIIC	50.00	50.00	73	10	37	38	5	(17)	1
SAMARCO Mineração S.A.	50.00	50.00	307	56	184	258	28	11	8

Others
Fertilizantes Fosfatados S.A. - FOSFERTIL (5)	10.96	11.12	227	73	25	29	8	5	5
Salobo Metais S.A (6)	100.00	100.00	–	–	–	22	–	–	–
Ferrovia Centro-Atlântica S.A - FCA	20.00	45.65	–	–	–	–	–	(95)	(30)
Others (8)	–	–	–	–	35	84	(33)	(5)	21

					728	1,211	(28)	(49)	260
Investments at cost
SIDERAR (market value $30 in 2002 - $11 in 2001)	4.85	4.85	–	–	30	15	–	–	–
Unrealized holding gains on equity security	–	–	–	–	–	(4)	–	–	–
Others	–	–	–	–	1	5	–	–	–

					759	1,227	(28)	(49)	260

Change in provision for losses on equity investments:
Alumínio Brasileiro S.A. - ALBRAS							10	4	66
Companhia Ferroviária do Nordeste							(3)	(8)	(4)
Companhia Coreano Brasileira de Pelotização - KOBRASCO							(14)	–	–
Ferroban							(1)	–	–
Ferrovia Centro-Atlântica S.A. - FCA							(42)	–	–
MRS Logística S.A							(7)	–	–
CSN Aceros							(2)	–	–

							(59)	(4)	62

Total							(87)	(53)	322

(1)	Based on US GAAP financial information.
(2)	Value based on quoted market price at December 31, 2002 is $ 46 compared to net book value of $ 0.
(3)	Investments sold in 2001.
(4)	Value based on quoted market price at December 31, 2002 is $ 130 compared to net book value of $ 27.
(5)	Value based on quoted market price at December 31, 2002 is $ 33 compared to net book value of $ 25.
(6)	Alunorte and Salobo Metais S.A. are consolidated at December 31, 2002, after aquisition of control.
(7)	Value based on quoted market price at December 31, 2002 is $ 97 compared to net book value of $ 77, equity adjustment for 2002 also includes $ 86 of goodwill writte-off as at September 30, 2002.
(8)	Includes losses of MRS Logística in 2002 and related equity adjustments of $ 20.

Back to Contents

Goodwill included in the above investments is as follows:

	As of December 31

Investee	2002	2001

Alumina do Norte do Brasil S.A. - ALUNORTE	–	24
SAMARCO Mineraç &atilde; o S.A	30	41
Caemi Mineraç &atilde; o e Metalurgia S.A	–	223

	30	288

Based on our revised expectation for profitability and other economic facts, we fully amortized the remaining goodwill relative to FCA and GIIC in 2001. The goodwill relative to Caemi was written-off in September 2002 because the quoted market value for this investment was lower than our acquisition cost over the whole nine-month period to that date.

Information with respect to other major affiliates’ financial position and results of operations is as follows:

	ALUNORTE		ALBRAS			MRN

				As of December 31
	June 30,2002
		2001	2002	2001	2002	2001

Balance Sheet
Current assets	85	159	158	158	51	55
Noncurrent assets	497	509	370	510	504	425
Current liabilities	(84)	(95)	(197)	(219)	(45)	(35)
Noncurrent liabilities	(413)	(431)	(333)	(463)	(105)	(59)

Stockholders´ equity	85	142	(2)	(14)	405	386

Our participation	57,58%	45,58%	51,00%	51,00%	40,00%	40,00%

Investments	49	65	(1)	(7)	162	154

	Year ended December 31
		ALUNORTE			ALBRAS				MRN

	2002 (*)	2001	2000	2002	2001	2000	2002	2001	2000

Statement of Operations
Net sales	138	294	322	529	472	551	173	211	217
Costs and expenses	(189)	(302)	(327)	(561)	(429)	(452)	(68)	(121)	(109)
Income (loss) before income taxes	(51)	(8)	(5)	(32)	43	99	105	90	108
Income taxes	–	(5)	28	52	(35)	30	(11)	(9)	(17)

Net income (loss)	(51)	(13)	23	20	8	129	94	81	91

Our participation	44,96%	45,58%	49,29%	51,00%	51,00%	51,00%	40,00%	40,00%	40,00%
Participation in results	(23)	(6)	11	10	4	66	38	32	36
Change in provision for losses	–	–	–	(10)	(4)	(66)	–	–	–

Equity adjustments	(23)	(6)	11	–	–	–	38	32	36

(*) Six months ended June 30.

The financial position and results of operations of our affiliates in the steel sector are no longer significant to our consolidated financial statements.

The provision for losses on equity investments of $27 and $9 at December 31, 2002 and 2001, respectively, relates to our investments in affiliates which have reported negative stockholders’ equity in their financial statements prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and (b) subsequently provide for our portion of negative equity. The provision is comprised as follows:

Back to Contents

	Cia Coreano- Brasileira de Pelotização	Ferrovia Centro- Atlântica	Cia Ferroviária do Nordeste	ALBRAS	Others	TOTAL

Provision at January 1, 2001	–	–	(6)	(15)	–	(21)
Change in provision - results	–	–	(8)	4	–	(4)

	–	–	(14)	(11)	–	(25)
Payment of capital	–	–	10	–	–	10
Translation adjustment	–	–	2	4	–	6

Provision at December 31, 2001	–	–	(2)	(7)	–	(9)
Additional loss provision	(14)	(42)	(3)	10	(10)	(59)

	(14)	(42)	(5)	3	(10)	(68)
Payment of capital	–	42	5	–	–	47
Translation adjustment	(2)	–	–	(4)	–	(6)

Provision at December 31, 2002	(16)	–	–	(1)	(10)	(27)

Our participation in ALUNORTE (45.58% at December 31, 2001) changed several times during the periods presented, but we did not consolidate the financial statements of this investee due to the expected temporary nature of our increased holding (until we acquired control in June 2002).

Movements on the investment account and related provision up to June 2002 are as follows:

		Total shares of ALUNORTE (in thousands)	ALUNORTE shares owned by CVRD (in thousands)	Investment	Goodwill	Provision	Net

Balance December 31, 1999		598,184	443,033	27	78	–	105
Sale of participation in January 2000		598,184	(124,491)	(7)	(48)	–	(55)
Changes in participation-subscriptions by other shareholders		–	–	19	–	–	19
Capital call		673,494	13,437	5	–	–	5
Participation in 2000 net income		–	–	11	–	–	11
Translation adjustment		–	–	(5)	–	–	(5)

Balance December 31, 2000		673,494	331,979	50	30	–	80
Capital Call	.	885,410	71,542	20	–	–	20
Changes in participation-subscriptions by other shareholders		–	–	6	–	–	6
Participation in 2001 net income		–	–	(6)	–	–	(6)
Goodwill amortized		–	–	–	(1)	–	(1)
Translation adjustment		–	–	(5)	(5)	–	(10)

Balance December 31, 2001		885,410	403,521	65	24	–	89

Capital Call	.	933,817	16,342	9	–	–	9
Purchase of additional participation		933,817	117,876	11	24		35
Changes in participation-subscriptions by other shareholders		–	–	9	–	–	9
Participation in 2002 net income (to June 30, 2002)		–	–	(32)	–	–	(32)
Goodwill amortized		–	–	–	–	–	–
Translation adjustment		–	–	(13)	(4)	–	(17)

Balance June 30, 2002		933,817	537,739	49	44	–	93

Back to Contents

On January 14, 2000 we entered into a structured transaction with an unrelated party to sell both 20.81% of the capital of ALUNORTE and a beneficial interest in 8% of the capital of MRN owned by us for a total of $164, resulting in a net gain to us of $54, recorded in other operating income, as follows:

Book value of 124,491 thousand shares of ALUNORTE sold	(7)
Goodwill amortized	(48)
Book value of beneficial interest in 8% of MRN	–

(55)
Cash received by us
On transfer of ALUNORTE shares	44
On issue and sale of Perpetual Notes	120
Fair value of Perpetual Notes	(55)

Gain recognized on the transaction	54

The Perpetual Notes are exchangeable for 48 billion preferred shares of the affiliate MRN (initially equivalent to 8% of the total number of shares of MRN owned by us). Interest is payable on the Notes in an amount equal to dividends paid on the underlying preferred shares, relative to periods starting as from the 2000 fiscal year. The Notes may be redeemed at our option or the Noteholders at any time by transfer of the underlying preferred shares to the Noteholders, providing the rights of pre-emption of the existing shareholders of MRN have been waived or have expired. Redemption by transfer of the underlying net assets of MRN is compulsory if certain events occur, including the liquidation or merger of MRN or the transfer of MRN’s asset and liabilities to a consortium formed by its shareholders to take over the operations of MRN. In the event of early termination the Notes may be redeemed, at the option the Noteholders, in lieu of transfer of the shares, for a cash sum equal to $48 plus the net present value of average annual earnings declared and paid by MRN for the three years immediately preceding such termination multiplied by 20 and discounted by 10% per year. This latter amount represents a fair value at December 31, 2002 of $63.

11	Short-term debt

Our short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

	As of December 31

	2002	2001

Export	163	498
Import	–	1
Working Capital	21	90

	184	589

Average annual interest rates on short-term borrowings were 3.97%, 4.96% and 8.18% in 2002, 2001 and 2000, respectively.

Back to Contents

12     Long-term debt

			As of December 31

	Current liabilities		Long-Term liabilities

	2002	2001	2002	2001

Foreign debt
Loans and financing contracted in the following currencies:
United States dollars	431	192	1,034	1,104
Japanese Yen	1	8	29	27
Others	1	2	1	2
Fixed Rate Notes - US$ denominated	200	–	600	500
Export Securitization - US$ denominated	25	–	275	300
Perpetual notes	–	–	63	55
Accrued charges	20	25	–	–

	678	227	2,002	1,988

Local debt
Indexed by Long-Term Interest Rate - TJLP	8	28	22	9
Indexed by General Price Index-Market (IGPM)	14	21	85	31
Basket of currencies	13	15	32	39
Shareholders revenue interests (Note 3)	–	–	3	3
Indexed by U.S. dollars	1	4	215	100
Accrued charges	3	1	–	–

	39	69	357	182

Total	717	296	2,359	2,170

The long-term portion at December 31, 2002 becomes due in the following years:

2004	819
2005	404
2006	299
2007	443
2008 and thereafter	331
No due date (Perpetual notes and shareholders revenue interest)	63

2,359

At December 31, 2002 annual interest rates on long-term debt were as follows:

Up to 7%	1,682
7.1% to 9%	753
9.1% to 11%	517
Over 11%	61
Variable (Perpetual notes)	63

3,076

Back to Contents

The indexes applied to debt and respective percentage variations in each year were as follows:

	2002	2001	2000

TJLP - Long-Term
Interest Rate (effective rate)	3.71	3.34	4.56
IGP-M - General Price Index - Market	25.31	10.40	9.95
United States Dollar	52.27	18.70	9.30

Long-term debt at December 31, 2002 is guaranteed or secured as follows:

Amount of debt

Federal Government guarantee (for which we have provided counter-guarantees)	295
Third party guarantees	28
Export receivables (securitization)	300
Ships	2

On March 8, 2002 our wholly-owned subsidiary, Vale Overseas Limited, issued $300 of 8.625% Enhanced Guaranteed Notes due March 8, 2007, unconditionally guaranteed by us.

13     Stockholders' equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders' meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. As described in Note 3, the Brazilian Government holds a preferred special share which confers on it permanent veto rights over certain matters.

As of December 31, 2002, we had acquired 4,719,651 shares to be held in treasury for subsequent disposal or cancellation at an average weighted unit cost of R$27.80 (minimum cost of R$20.07 and maximum of R$52.09).

Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual net income, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records. With respect to each of 2002, 2001 and 2000 we distributed dividends to preferred stockholders in excess of this limit. Interest attributed to stockholders as from January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. At December 31, 2002, we had no undistributed retained earnings. In addition, appropriated retained earnings at December 31, 2002 includes $1,705, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders.

No withholding tax is payable on distribution of profits earned as from January 1, 1996, except for distributions in the form of interest attributed to stockholders as explained in Note 2 (m).

Back to Contents

Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

		Year ended December 31

	2002	2001	2000

Appropriated retained earnings
Unrealized income reserve
Balance January 1	548	874	1,062
Transfer to retained earnings	(337)	(326)	(188)

Balance December 31	211	548	874
Expansion reserve
Balance January 1	1,667	1,546	1,367
Transfer from (to) capital stock	–	(278)	–
Transfer from (to) retained earnings	(173)	399	179

Balance December 31	1,494	1,667	1,546
Legal reserve
Balance January 1	325	307	284
Transfer to retained earnings	(84)	18	23

Balance December 31	241	325	307
Fiscal incentive depletion reserve
Balance January 1	649	771	842
Transfer to capital stock	(212)	–	–
Transfer to retained earnings	(153)	(122)	(71)

Balance December 31	284	649	771
Fiscal incentive investment reserve
Balance January 1	23	39	12
Transfer to capital stock	(23)	(33)	–
Transfer (to) from retained earnings	–	17	27

Balance December 31	–	23	39

Total appropriated retained earnings	2,230	3,212	3,537

The purpose and basis of appropriation to such reserves is described below :

•	Unrealized income reserve - this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

•	Expansion reserve - this is a general reserve for expansion of our activities.

•	Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under Brazilian GAAP up to a limit of 20% of capital stock under Brazilian GAAP.

•	Fiscal incentive depletion reserve - this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

•	Fiscal incentive investment reserve - this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve also contemplates the tax incentives described in Note 5.

Back to Contents

14     Pension plans

Since 1973 we have sponsored a defined benefit pension plan (the “Old Plan”) covering substantially all employees, with benefits based on years of service, salary and social security benefits. This plan is administered by Fundaç &atilde; o Vale do Rio Doce de Seguridade Social – VALIA and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals.

In May 2000, we implemented a new pension plan, which is primarily a defined contribution plan with a defined benefit feature relative to service prior to May 2000 (the “New Plan”), and offered our active employees the opportunity of transferring to the New Plan. Over 98% of our active employees opted to transfer to the New Plan. The Old Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.

The following information details the status of the defined benefit elements of our plans in accordance with SFAS 132 - “Employers’ Disclosure about Pensions and Other Post-retirement Benefits”:

(a)     Change in benefit obligation

	As of December 31

	2002	2001

Benefit obligation at beginning of year	1,388	1,596
Service cost	2	2
Interest cost	120	180
Benefits paid	(94)	(88)
Effect of exchange rate changes	(288)	(354)
Actuarial loss	180	52

Benefit obligation at end of year	1,308	1,388

(b)    Change in plan assets

	As of December 31

	2002	2001

Fair value of plan assets at beginning of year	1,374	1,189
Actual return on plan assets	277	220
Employer contributions	12	266
Benefits paid	(94)	(88)
Effect of exchange rate changes	(284)	(213)

Fair value of plan assets at end of year	1,285	1,374

Plan assets at December 31, 2002 include $102 of portfolio investments in our own shares ($83 at December 31, 2001) and $8 of shares of related parties ($12 at December 31, 2001), as well as $387 of Federal Government Securities ($551 at December 31, 2001).

Back to Contents

(c)     Accrued pension cost liability (prepaid pension cost)

	As of December 31

	2002	2001

Funded status, excess of benefit obligation over plan assets	23	14
Unrecognized net transitory obligation	(65)	(94)
Unrecognized net actuarial loss	(37)	(19)

Accrued pension cost liability (prepaid pension cost)	(79)	(99)

(d)     Assumptions used in each period (expressed in nominal terms)

	2002	2001

Discount rate	11.30% p.a	11.30% p.a
Expected return on plan assets	11.30% p.a	11.30% p.a
Rate of compensation increase - up to 47 years	6.91% p.a	6.82% p.a.

Net pension cost includes the following components:

	Year ended December 31

	2002	2001	2000

Service cost - benefits earned during the period	2	2	10
Interest cost on projected benefit obligation	120	180	171
Actual return on assets	(277)	(220)	(128)
Amortization of initial transitory obligation	9	12	15
Net deferral	157	58	(22)

	11	32	46
Employee contributions	–	–	(5)

Net periodic pension cost	11	32	41

In addition to benefits provided under our pension plan, accruals have been made relative to supplementary benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled $141 and $173, at December 31, 2002 and 2001, respectively, plus $23 and $28 in current liabilities.

The cost recognized in the years 2002, 2001 and 2000 relative to the defined contribution element of the New Plan was $5, $5 and $3, respectively.

Back to Contents

15     Commitments and contingencies

(a)	At December 31, 2002, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $516, of which $405 is denominated in United States dollars and the remaining $111 in local currency, as follow:

Affiliate or Joint Venture	Amount of guarantee	Denominated currency	Purpose	Final maturity	Counter guarantees

ALBRAS	302	US$	Debt guarantee	2007	None
	44	R$	Debt guarantee	2010	None
FCA	51	US$	Debt guarantee	2009	None
	62	R$	Debt guarantee	2012	None
KOBRASCO	13	US$	Debt guarantee	2003	None
SEPETIBA TECON	19	US$	Debt guarantee	2005	None
	4	R$	Debt guarantee	2012	None
SAMARCO	14	US$	Debt guarantee	2020	None
VALESUL	1	R$	Debt guarantee	2006	None
NIBRASCO	6	US$	Debt guarantee	2004	Collateral Pledge

We expect no losses to arise as a result of the above guarantees. We have made no charges for extending these guarantees.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

			As of December 31

	2002		2001

	Provision for contingencies	Judicial deposits	Provision for contingencies	Judicial deposits

Labor claims	109	52	147	50
Civil claims	95	32	123	53
Tax - related actions	220	153	177	131
Others	4	2	5	1

	428	239	452	235

Long-term	428	239	452	235

Labor-related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax-related actions principally comprise our challenges of changes in basis of calculation and rates of certain revenue taxes and of the tax on financial movements – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

Back to Contents

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the years December 31, 2002, 2001 and 2000 aggregated $178, $6 and, $36 respectively, and additional provisions aggregated $53, $79 and $101 in these years, respectively.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to take delivery of approximately 207,660 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,348.00 per metric ton at December 31, 2002, represents an annual commitment of $279. Actual take from Albras was $257, $220 and $242 in 2002, 2001 and 2000, respectively.

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $205, which represents half of the $410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years. Under certain circumstances, this period may be extended for an additional two years. We oversee these projects and BNDES advances us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2002, each of us and BNDES had remaining commitments to contribute an additional $54 toward exploration and development activities. In the event that either of us wishes to conduct further exploration and development after having spent such $205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose (1) all the rights and benefits provided for in the Mineral Risk Contract and (2) any amount previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us for our contribution of existing development and ownership rights in the Carajás region through a finder’s fee production royalty on mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, which are described below, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. During 2002 we registered the debentures with the CVM in order to permit trading.

Back to Contents

Under Brazilian Central Bank regulations, pre-privatization shareholders that held their shares through our preferred share American Depositary Receipt, or ADR, program were not permitted to receive the debentures or any financial benefits relating to the debentures. We sought approval from the Central Bank to distribute the debentures to the ADR holders, but the Central Bank rejected our request. We intend to renew our request to the Central Bank, but we cannot be sure that we will succeed. If the Central Bank does not approve our request, the ADR depositary will not be able to distribute the debentures to the ADR holders and will not be able to sell the debentures. Therefore, unless the Central Bank approves our request, the debentures will not have any value for ADR holders.

Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted at which time we are required to repay the original par value plus accrued interest. Based on current production levels, and estimates for new projects, we expect to start payments referring to copper resources in 2004, to iron ore resources in approximately 2012, and payments related to other mineral resources in later years.

The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area	Mineral	Required Payments by CVRD

Southern System	Iron ore	1.8% of net revenue, after total production from May 1997 exceeds 1.7 billion tons.

Northern System	Iron ore	1.8% of net revenue, after total production from May 1997 exceeds 1.2 billion tons.

Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercial production.

Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total production from the beginning of commercial production exceeds 70 tons of gold.

Fazenda Brasileiro	Gold	2.5% of net revenue after total production from the beginning of commercial production exceeds 26 tons.

Other areas, excluding Carajás/ Serra Leste	Gold	2.5% of net revenue.

Other areas owned as of May 1997	Other minerals	1% of net revenue, 4 years after the beginning of commercial production.

All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.

(g)	At December 31, 2002 we have provided $15 for environmental liabilities. Such provisions relate to site restoration at mines already closed or which are expected to be closed in the next two years.

We use various judgments and assumptions when measuring our environmental liabilities. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain .

Back to Contents

16	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products – comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferrous alloys are also included in this segment.

Non-ferrous products – comprises the production of gold and other non-ferrous minerals.

Logistics – comprises our transportation systems as they pertain to operation of our ships, ports and railroads for third-party cargoes.

Holdings – divided into the following sub-groups:

• Pulp and paper - up to 2001 comprises our forestation activities and investments in joint ventures and affiliates engaged in the manufacture of pulp and paper products. In 2001 we disposed of most of our investments in pulp and paper and no longer consider this as a major business activity.

• Aluminum - comprises aluminum trading activities and investments in subsidiaries, joint ventures and affiliates engaged in bauxite mining, alumina refining and aluminum metal smelting.

• Steel - comprises our investments in joint ventures and affiliates operating in the steel industry.

• Others - comprises our investments in joint ventures and affiliates engaged in other businesses.

In 2002 we started to allocate our Corporate Center costs to segments. Information for 2001 and 2000 has been reclassifed to reflect this same treatment on a comparative basis.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations.

Back to Contents

Consolidated net income and principal assets are reconciled as follows:

	2002

				Holdings

	Ferrous	Non ferrous	Logistics	(2 Aluminum (1	) )	Steel	Others	Eliminations	Consolidated

RESULTS
Revenues - Export	4,200	134	41	461		-	-	(1,843)	2,993
Revenues - Domestic	996	95	374	1		-	3	(190)	1,279
Cost and expenses	(3,773)	(215)	(244)	(426)		(22)	29	2,033	(2,618)
Depreciation, depletion and amortization	(170)	(25)	(14)	(4)		-	(1)	-	(214)
Pension plan	(9)	(1)	(1)	-		-	-	-	(11)

Operating profit	1,244	(12)	156	32		(22)	31	-	1,429
Interest revenue	193	1	11	11		3	1	(93)	127
Interest expense	(433)	(6)	(5)	(15)		(9)	-	93	(375)
Foreign exchange and monetary losses, net	(442)	(36)	(18)	(85)		-	1	-	(580)
Equity	(65)	-	(83)	39		22	-	-	(87)
Income taxes	145	-	(8)	22		-	(10)	-	149
Minority interests	2	(6)	-	21		-	-	-	17

Net income	644	(59)	53	25		(6)	23	-	680

Sales classified by geographic destination:
Export market
Latin America	392	-	25	95		-	-	(207)	305
United States	340	35	3	78		-	-	(190)	266
Europe	1,800	93	9	276		-	-	(734)	1,444
Middle East	239	-	-	-		-	-	(46)	193
Japan	488	5	1	-		-	-	(228)	266
Asia, other than Japan	941	1	3	12		-	-	(438)	519

	4,200	134	41	461		-	-	(1,843)	2,993
Domestic market	996	95	374	1		-	3	(190)	1,279

	5,196	229	415	462		-	3	(2,033)	4,272

Assets :
Property, plant and equipment, net	2,346	400	144	383		-	24	-	3,297
Capital expenditures	556	132	1	63		-	14	-	766
Investments in affiliated companies and joint ventures and other investments, net provision for losses	395	-	(27)	201		133	30	-	732

Capital employed	2,394	119	161	209		21	3	(30)	2,877

(1)	Control of ALUNORTE was acquired in June 2002 and it was consolidated from then.
(2)	All operating profit relates to alumina.

Back to Contents

Operating profit by product – after eliminations (unaudited)

	2002

						Asset write-offs, depreciation, depletion and amortization
	Revenues
				Cost and expenses	Net		Pension plan	Operating profit
	Export	Domestic	Total

Ferrous
Iron ore	1,642	505	2,147	(1,003)	1,144	(92)	(7)	1,045
Pellets	530	143	673	(570)	103	(5)	(2)	96
Manganese	24	12	36	(49)	(13)	(6)	-	(19)
Ferrous-alloys	176	71	247	(159)	88	(5)	-	83

	2,372	731	3,103	(1,781)	1,322	(108)	(9)	1,205
Non ferrous
Gold	103	-	103	(63)	40	(72)	(1)	(33)
Potash	-	91	91	(56)	35	(4)	-	31
Kaolin	31	4	35	(19)	16	(2)	-	14

	134	95	229	(138)	91	(78)	(1)	12
Aluminum
Alumina	159	-	159	(123)	36	(4)	-	32
Aluminum	279	1	280	(254)	26	-	-	26
Bauxite	23	-	23	(22)	1	-	-	1

	461	1	462	(399)	63	(4)	-	59
Logistics
Railroads	-	286	286	(94)	192	(67)	(1)	124
Ports	-	107	107	(79)	28	(7)	-	21
Ships	26	39	65	(79)	(14)	(6)	-	(20)

	26	432	458	(252)	206	(80)	(1)	125
Others		20	20	(41)	(21)	49		28

	2,993	1,279	4,272	(2,611)	1,661	(221)	(11)	1,429

OBS.: Cost and expenses include contingency provisions of $53.

Back to Contents

									2001

				Holdings

	Ferrous	Non ferrous	Logistics	Pulp and paper	Aluminum	Steel	Others	Eliminations	Consolidated

RESULTS
Revenues - Export	3,558	173	147	47	283	-	-	(1,414)	2,794
Revenues - Domestic	1,083	78	344	8	1	-	-	(231)	1,283
Cost and expenses	(3,632)	(176)	(412)	(50)	(259)	13	-	1,645	(2,871)
Depreciation, depletion and amortization	(167)	(17)	(26)	(2)	-	-	-	-	(212)
Pension plan	(27)	(3)	(2)	-	-	-	-	-	(32)

Operating profit	815	55	51	3	25	13	-	-	962
Interest revenue	169	1	11	3	7	3	-	(59)	135
Interest expense	(368)	(10)	(11)	-	(1)	(4)	-	59	(335)
Foreign exchange and monetary losses, net	(396)	(21)	(10)	1	-	-	-	-	(426)
Gains on sale of investments	-	-	-	677	-	107	-	-	784
Equity and provision for losses	(3)	1	(114)	13	41	5	4	-	(53)
Minority interests	2	-	-	-	0	-	-	-	2
Income taxes	220	-	(3)	-	1	-	-	-	218

Net income	439	26	(76)	697	73	124	4	-	1,287

Sales classified by geographic destination:
Export market
Latin America	238	-	65	-	9	-	-	(118)	194
United States	247	139	21	47	73	-	-	(112)	415
Europe	1,469	33	44	-	173	-	-	(635)	1,084
Middle East	216	-	4	-	-	-	-	(20)	200
Japan	525	-	10	-	12	-	-	(155)	392
Asia, other than Japan	863	1	3	-	16	-	-	(374)	509

	3,558	173	147	47	283	-	-	(1,414)	2,794
Domestic market	1,083	78	344	8	1	-	-	(231)	1,283

	4,641	251	491	55	284	-	-	(1,645)	4,077

Assets :

Property, plant and equipment, net	3,171	240	305	90	-	-	7	-	3,813
Capital expenditures	508	40	25	22	-	-	-	-	595
Investments in affiliated companies and joint ventures and other investments, net provision for losses	673	29	34	-	287	159	36	-	1,218

Capital employed	2,976	249	313	50	18	13	7	4	3,630

Back to Contents

Operating profit by product - after eliminations (unaudited)

								2001

			Revenues	Cost and expenses	Net	Asset write-offs, depreciation, depletion and amortization	Pension plan	Operating profit

	Export	Domestic	Total

Ferrous
Iron ore	1.529	474	2.003	(923)	1.080	(286)	(17)	777
Pellets	474	123	597	(451)	146	(102)	(10)	34
Manganese	50	7	57	(49)	8	(1)	-	7
Ferrous-alloys	131	71	202	(137)	65	-	-	65
Others ferrous	-	-	-	2	2	(2)	-	-

	2.184	675	2.859	(1.558)	1.301	(391)	(27)	883
Non ferrous
Gold	139	-	139	(68)	71	(55)	(2)	14
Potash	-	71	71	(48)	23	(4)	(1)	18
Kaolin	34	7	41	3	44	(30)	-	14

	173	78	251	(113)	138	(89)	(3)	46
Aluminum
Alumina	32	-	32	(32)	-	-	-	-
Aluminum	230	1	231	(207)	24	-	-	24
Bauxite	21	-	21	(19)	2	-	-	2

	283	1	284	(258)	26	-	-	26
Logistics
Railroads	-	299	299	(276)	23	(10)	(2)	11
Ports	-	104	104	(73)	31	(3)	-	28
Ships	105	100	205	(160)	45	(47)	-	(2)

	105	503	608	(509)	99	(60)	(2)	37
Others	49	26	75	(103)	(28)	(2)	-	(30)

	2.794	1.283	4.077	(2.541)	1.536	(542)	(32)	962

OBS.: Cost and expenses include contingency provisions of $79 and sundry provisions of $25.

Back to Contents

									2000

							Holdings

	Ferrous	Non ferrous	Logistics	Pulp and paper	Aluminum	Steel	Others	Eliminations	Consolidated

RESULTS
Revenues - Export	2,850	198	195	121	350	-	-	(1,068)	2,646
Revenues - Domestic	1,000	90	403	21	12	1	-	(104)	1,423
Cost and expenses	(2,891)	(202)	(416)	(157)	(324)	(7)	-	1,188	(2,809)
Depreciation, depletion and amortization	(121)	(30)	(22)	(22)	-	-	-	-	(195)
Pension plan	(33)	(8)	-	-	-	-	-	-	(41)

Operating profit	805	48	160	(37)	38	(6)	-	16	1,024
Interest revenue	225	1	1	7	25	5	-	(56)	208
Interest expense	(321)	(12)	(6)	-	(2)	(6)	-	32	(315)
Foreign exchange and monetary losses, net	(242)	(10)	(2)	-	9	(3)	-	8	(240)
Gains on sale of investments	-	-	-	-	54	-	-	-	54
Equity and provision for losses	45	-	(22)	108	126	60	5	-	322
Minority interests	1	-	-	-	-	-	-	-	1
Income taxes	87	-	5	(7)	(5)	(48)	-	-	32

Net income	600	27	136	71	245	2	5	-	1,086

Sales classified by geographic destination:
Export market
Latin America	224	-	30	-	23	-	-	(91)	186
United States	252	156	64	73	39	-	-	(108)	476
Europe	969	35	75	48	237	-	-	(222)	1,142
Middle East	209	-	6	-	16	-	-	(19)	212
Japan	544	4	15	-	34	-	-	(308)	289
Asia, other than Japan	652	3	5	-	1	-	-	(320)	341

	2,850	198	195	121	350	-	-	(1,068)	2,646
Domestic market	1,000	90	403	21	12	1	-	(104)	1,423

	3,850	288	598	142	362	1	-	(1,172)	4,069

Assets :
Property, plant and equipment, net	3,107	325	374	149	-	-	-	-	3,955
Capital expenditures	383	50	14	-	-	-	-	-	447
Investments in affiliated companies and joint ventures and other investments, net provision for losses	519	31	151	372	262	423	37	-	1,795

Capital employed	3,058	316	390	135	(10)	1	14	8	3,912

Back to Contents

Operating profit by product - after eliminations (unaudited)

2000

	Revenues			Cost and expenses	Net	Asset write-offs, depreciation,depletion and amortization	Pension plan	Operating profit

	Export	Domestic	Total

Ferrous
Iron ore	1,143	495	1,638	(744)	894	(115)	(18)	761
Pellets	436	103	539	(492)	47	(4)	(14)	29
Manganese	20	14	34	(57)	(23)	-	-	(23)
Ferrous-alloys	158	93	251	(162)	89	(11)	-	78

	1,757	705	2,462	(1,455)	1,007	(130)	(32)	845
Non ferrous
Gold	156	-	156	(109)	47	(25)	(5)	17
Potash	-	85	85	(51)	34	-	(4)	30
Kaolin	37	5	42	(31)	11	(10)	-	1

	193	90	283	(191)	92	(35)	(9)	48
Aluminum
Alumina	54	-	54	(46)	8	-	-	8
Aluminum	278	12	290	(218)	72	(48)	-	24
Bauxite	18	-	18	(17)	1	-	-	1

	350	12	362	(281)	81	(48)	-	33
Logistics
Railroads	-	385	385	(174)	211	(52)	-	159
Ports	-	105	105	(60)	45	(10)	-	35
Ships	181	89	270	(308)	(38)	(12)	-	(50)

	181	579	760	(542)	218	(74)	-	144
Others	165	37	202	(226)	(24)	(22)	-	(46)

	2,646	1,423	4,069	(2,695)	1,374	(309)	(41)	1,024

OBS.: Cost and expenses include contingencies provisions of $101 and sundry provisions of $40.

Back to Contents

17	Related party transactions

Transactions with major related parties (including agencies of the Brazilian Federal Government) resulted in the following balances:

	As of December 31

	2002		2001

	Assets	Liabilities	Assets	Liabilities

AFFILIATED COMPANIES AND JOINT VENTURES
FCA	70	1	154	2
HISPANOBRAS	18	25	21	28
ITABRASCO	19	25	18	17
NIBRASCO	26	17	20	5
KOBRASCO	40	8	35	25
CST	23	-	-	-
USIMINAS	5	-	23	-
ALBRAS	10	58	1	15
ALUNORTE (1)	-	-	321	76
Salobo Metais S.A(1)	-	-	70	-
Others	48	53	154	107

BRAZILIAN FEDERAL GOVERNMENT(2)
Banco do Brasil S.A	-	-	83	-
Rede Ferroviária Federal S.A	-	-	11	32
BNDES	-	-	6	163

	259	187	917	470

Current	170	180	350	293

Long-term	89	7	567	177

(1)	Alunorte and Salobo Metais S.A. are consolidated at December 31, 2002, after acquisition of control during 2002.
(2)	The Brazilian Federal Government ceased to be a related party upon the sale of its shares in May 2002 as mentioned in Note 3.

Back to Contents

These balances are included in the following balance sheet classifications:

	As of December 31

	2002		2001

	Assets	Liabilities	Assets	Liabilities

Current assets
Cash and cash equivalents	-	-	83	-
Accounts receivable	121	-	106	-
Loans and advances to related parties	49	-	160	-
Others	-	-	1	-

Other assets
Loans and advances to related parties	89	-	555	-
Others	-	-	12	-

Current liabilities
Suppliers	-	116	-	101
Current portion of long-term debt	-	-	-	22

Loans from related parties	-	64	-	168
Others	-	-	-	2

Long-term liabilities
Long-term debt	-	-	-	156
Others	-	7	-	21

	259	187	917	470

The principal amounts of business and financial operations carried out with major related parties are as follows:

				Year ended December 31

		2002		2001		2000

	Income	Expense	Income	Expense	Income	Expense

AFFILIATED COMPANIES AND JOINT VENTURES
CST	152	-	146	-	166	-
NIBRASCO	146	150	135	132	172	205
ALUNORTE (to June 2002)	6	-	84	38	42	93
SIDERAR	-	-	30	-	18	-
ITABRASCO	74	53	67	33	66	24
HISPANOBRAS	77	77	74	74	75	77
KOBRASCO	84	46	75	63	76	18
CENIBRA (to May 2001)	-	-	30	46	33	123
USIMINAS	76	-	59	-	47	-
ALBRAS	73	265	5	208	6	216
VALESUL	7	1	-	-	4	-
MRN	-	56	-	17	1	17
Others	79	94	99	142	89	75

BRAZILIAN FEDERAL GOVERNMENT (to May 2002

Banco do Brasil S.A	3	-	27	-	46	24
Petróleo Brasileiro S.A. - PETROBRAS	-	-	2	18	6	11
Centrais Elétricas Brasileiras S.A	-	-	1	-	-	-
BNDES	-	2	1	19	1	18

	777	744	835	790	848	901

Back to Contents

These amounts are included in the following statement of income classifications:

	Year ended December 31

	2002		2001		2000

	Income	Expense	Income	Expense	Income	Expense

Sales of iron ore and pellets	564	380	518	349	494	313
Revenues from transportation services	66	-	85	-	133	-
Sales / Cost of aluminum products	74	314	-	254	-	327
Financial income/expenses	15	18	180	59	117	79
Others	58	32	52	128	104	182

	777	744	835	790	848	901

18	Fair value of financial instruments

The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments.

The market value of long-term investments, where available, is disclosed in Note 10 to these financial statements.

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt at December 31, 2002 and 2001 is estimated as follows:

	As of December 31

	2002	2001

Fair market value	2,134	2,102
Carrying value	2,359	2,170

Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Changes in assumptions could significantly affect the estimates.

19	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

As from January 1, 2001 we adopted SFAS 133 - “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended by SFAS 137 and SFAS 138, and began to recognize all derivatives on our balance sheet at fair value. Accordingly we recognized an initial transition adjustment of $12 as a charge in our statement of income relative to net unrealized losses on contracts open as of December 31, 2000. Subsequently to January 1, 2001 all derivatives have been adjusted to fair market value at each balance sheet date and the change included in current earnings.

Back to Contents

For the years ended December 31, 2002 and 2001 the movement of unrealized and realized gains or losses on derivative financial instruments is as follows:

				Net Gains (losses)

	Gold	Interest rates (libor)	Currencies	Alumina	Total

Initial unrealized gains and losses at January 1, 2001	9	(8)	(4)	-	(3)
Change in the period	2	(36)	(4)	-	(38)
(Gains) and losses realized in the period	(4)	8	4	-	8

Unrealized gains and (losses) at December 31, 2001	7	(36)	(4)	-	(33)

Gain recognized upon consolidation of Alunorte	-	-	-	2	2
Change in the period	(2)	24	3	1	26
(Gains) and losses realized in the period	(22)	(68)	(2)	-	(92)
Effect of exchange rate changes	2	20	2	-	24

Unrealized gains and (losses) at December 31, 2002	(15)	(60)	(1)	3	(73)

Realized and unrealized gains and losses are included in our income statement under the following captions:

Gold – operating costs and expenses;
Interest rates – financial expenses;
Currencies – foreign exchange and monetary losses, net.

Final maturity dates for the above instruments are as follows:

Gold	December 2006
Interest rates (libor)	May 2007
Currencies	May 2005

(a)	Interest Rate and Exchange Rate Risk

Interest rate risks mainly relate to that part of the debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect overselves against fluctuations in the LIBOR rate.

There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while the majority of costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

With the advent of a floating exchange rate regime in Brazil in January 1999, we adopted a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the years ended December 31, 2002 and 2001 our use of such instruments was not significant.

Back to Contents

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to changing gold prices. Derivatives allow the fixing of an average minimum profit level for future gold production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for gold. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

In the case of gold derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

Our affiliate Albras manages the risk of fluctuating aluminum prices using derivatives, allowing an average minimum profit level for future production and ensuring stable cash generation. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for aluminum. We account for Albras using the equity method.

20	Information about independent accountants

Our consolidated financial statements are audited by PricewaterhouseCoopers Auditores Independentes. The financial statements of certain of our subsidiaries and affiliates have been audited by independent accountants other than PricewaterhouseCoopers Auditores Independentes and, as mentioned in their report, PricewaterhouseCoopers Auditores Independentes has relied on such audits when expressing their opinion on our consolidated financial statements.

The following entities prepare financial statements in US GAAP which are audited in accordance with auditing standards generally accept in the United States of America:

	Auditors	Years Audited	City	State	Country

Alumínio Brasileiro S.A. - ALBRAS	DTT	2002, 2001, 2000	RJ	RJ	Brazil
Alumina do Norte do Brasil S.A. - ALUNORTE	DTT	2002, 2001, 2000	RJ	RJ	Brazil
Vale do Rio Doce Alumínio S.A. - ALUVALE	DTT	2002, 2001, 2000	RJ	RJ	Brazil
Bahia Sul Celulose S.A. (1)	KPMG	2000	SP	SP	Brazil
California Steel Industries, Inc.	KPMG LLP	2002, 2001, 2000	Orange County	CA	USA
Celulose Nipo-Brasileira S.A. - CENIBRA (1)	DTT	2000	BH	MG	Brazil
Navegação Vale do Rio Doce S.A. - DOCENAVE	DTT	2002, 2001, 2000	RJ	RJ	Brazil
DOCEPAR S.A.	DTT	2001, 2000	RJ	RJ	Brazil
Companhia Hispano-Brasileira de Pelotização - HISPANOBRAS	AA	2001, 2000	Vitória	ES	Brazil
Companhia Hispano-Brasileira de Pelotização - HISPANOBRAS	DTT	2002	Vitória	ES	Brazil
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	AA	2001, 2000	Vitória	ES	Brazil
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	DTT	2002	Vitória	ES	Brazil
Companhia Coreano Brasileira de Pelotização - KOBRASCO	DTT	2002, 2001, 2000	RJ	RJ	Brazil
Mineração Rio do Norte S.A.	AA	2001, 2000	RJ	RJ	Brazil
Mineração Rio do Norte S.A.	DTT	2002	RJ	RJ	Brazil
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	DTT	2002, 2001, 2000	RJ	RJ	Brazil
Valesul Alumínio S.A.	KPMG	2002, 2001, 2000	RJ	RJ	Brazil
Companhia Siderúrgica Nacional (1)	AA	2000	RJ	RJ	Brazil
SIBRA Eletrosiderúrgica Brasileira S.A.	DTT	2002, 2001, 2000	Salvador	BA	Brazil

In addition to the above the following entities prepare financial statements in Brazilian GAAP which are audited in accordance with auditing standards generally accepted in Brazil.

PricewaterhouseCoopers Auditores Independentes relies on such audits but is responsible for reviewing the US GAAP translation and, if applicable, US GAAP adjustments.

Back to Contents

	Auditors	Years Audited	City	State	Country

Terminal Vila Velha S.A.	DTT	2001, 2000	RJ	RJ	Brazil
Nova Era Silicon S.A.	DTT	2001, 2000	BH	MG	Brazil

AA - Arthur Andersen S/C (ceased business in 2002) DTT - Deloitte Touche Tohmatsu RJ - Rio de Janeiro MG - Minas Gerais BH - Belo Horizonte SP - São Paulo ES - Espírito Santo BA - Bahia

(1)	Investments sold in 2001

Back to Contents

Consolidated Statements of Income - Aluminum Area (Additional information - Unaudited)

	ALBRAS	ALUNORTE	MRN	VALESUL	ALUVALE	ITACO	ELIMIN	TOTAL

Net Operating Revenues	529	265	173	139	-	338	(298)	1,146
Cost of Products	(316)	(203)	(107)	(98)	-	(322)	298	(748)

Gross Profit	213	62	66	41	-	16	-	398
Gross Margin (%)	40%	23%	38%	29%	-	5%	-	35%
Other Operating Income (Expenses)	(14)	(1)	(3)	(8)	2	-	-	(24)

Operating Income (Loss)	199	61	63	33	2	16	-	374

Non-Operating Income (Expenses):
Financial Income (Expense), net	(18)	(14)	(1)	-	5	(20)	-	(48)
Foreign exchange and monetary losses, net	(213)	(172)	24	-	-	-	-	(361)
Others	-	(2)	-	(1)	23	-	-	20

	(231)	(188)	23	(1)	28	(20)	-	(389)

Minority Interest	(10)	37	(42)	(11)	-	-	-	(26)

Income Tax	52	40	(16)	(7)	1	-	-	70

Net Income (Loss) of the Year	10	(50)	28	14	31	(4)	-	29

EBITDA	219	70	101	38	6	16		450

Back to Contents

Aluminum Area (Additional information - Unaudited)

Information		VALESUL		MRN		ALBRAS		ALUNORTE		ALUVALE

		2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Quantity sold - external market	MT (thousand)	42	23	2,616	3,413	393	317	720	819	-	-
Quantity sold - internal market	MT (thousand)	48	53	7,312	7,539	13	15	872	721	-	16

Quantity sold - total	MT (thousand)	90	76	9,928	10,952	406	332	1,592	1,540	-	16

Average sales price - external market	US$	1,459.01	1,590.39	19.93	22.27	1,304.70	1,426.64	153.39	179.47	-	-
Average sales price - internal market	US$	1,837.32	1,662.01	19.06	20.36	1,355.55	1,477.68	173.79	192.36	-	1,843.43
Average sales price - total	US$	1,661.77	1,913.54	18.95	20.63	1,306.38	1,428.99	164.56	185.51	-	1,843.43

Long-term indebtedness, gross	US$	1	2	76	22	466	450	481	425	-	-
Short-term indebtedness, gross	US$	1	1	29	1	20	183	-	46	-	-

Total indebtedness, gross	US$	2	3	105	23	486	633	481	471	-	-

Stockholders' equity	US$	72	93	405	386	(3)	29	671	643	528	827

Net operating revenues	US$	139	129	173	211	529	472	265	294	1	1
Cost of products	US$	(99)	(91)	(107)	(111)	(316)	(281)	(203)	(214)	-	-
Other expenses/revenues	US$	(7)	(8)	(3)	(4)	(13)	(24)	(1)	(1)	1	4
Other non-cash itens	US$	-	-	-	-	3	10	-	-	-	-
Depreciation, amortization and depletion	US$	5	6	38	35	16	18	9	12	-	-

EBITDA	US$	38	36	101	131	219	195	70	91	2	5
Depreciation, amortization and depletion	US$	(5)	(6)	(38)	(35)	(16)	(18)	(9)	(12)	-	-

EBIT	US$	33	30	63	96	203	177	61	79	2	5
Gain on investments accounted for by the equity method	US$	-	-	20	(1)	-	-	-	-	25	46
Other non-cash itens	US$	-	-	-	-	(3)	(10)	-	-	-	-
Translation net effect of new accounting pronouncement - SFAS 133	US$	-	-	-	-	-	(4)	-	-	-	-
Non-operating result	US$	-	(1)	23	(4)	-	1	-	-	-	-
Net financial result	US$	(1)	(4)	(1)	(1)	(231)	(121)	(186)	(86)	5	7

Income before income tax and social contribution	US$	32	25	105	90	(31)	43	(125)	(7)	32	58
Income tax and social contribution	US$	(7)	(6)	(11)	(9)	52	8	24	11	(2)	1

Net income	US$	25	19	94	81	21	51	(101)	4	30	59

Back to Contents

Pelletizing Affiliates (Additional information - Unaudited)

Information		KOBRASCO		HISPANOBRAS		ITABRASCO		NIBRASCO		SAMARCO		GIIC		FERTECO

		2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Quantity sold - external market	MT (thousand)	2,894	2,135	1,321	1,218	2,180	2,247	2,166	2,311	14,442	11,201	3,074	3,053	12,027	11,164
Quantity sold - internal market - CVRD	MT (thousand)	1,140	2.049	2,246	2,390	1,127	1,040	4,949	4,541	-	-	-	-	6,259	1,752
Quantity sold - internal market - Others	MT (thousand)	-	-	-	-	-	-	100	141	-	-	-	-	-	-

Quatity sold - total	MT (thousand)	4,034	4,184	3,567	3,608	3,307	3,287	7,215	6,993	14,442	11,201	3,074	3,053	18,286	12,916

Average sales price- external market	US$	29.88	30.56	29.71	31.44	29.71	31.63	29.60	30.20	28.60	29.70	40.98	41.66	18.17	17.05
Average sales price- internal market	US$	30.51	31.32	30.15	31.41	29.13	31.93	28.77	29.70	-	-	-	-	12.95	9.40
Average sales price - total	US$	30.09	30.93	29.77	31.42	29.51	31.72	28.64	29.80	28.60	29.70	40.98	41.66	16.39	16.11

Long-term indebtness, gross	US$	114	129	-	-	-	-	1	4	66	110	-	-	82	96
Short-term indebtness, gross	US$	-	-	-	-	-	-	2	2	142	171	-	-	23	53

Total indebtedness, gross	US$	114	129	-	-	-	-	3	6	208	281	-	-	105	149

Stockholders equity	US$	(31)	4	27	30	20	26	23	32	307	433	73	75	359	120

Net operating revenues	US$	121	128	110	113	100	100	210	208	392	328	126	127	311	220
Cost of products	US$	(97)	(101)	(94)	(92)	(89)	(81)	(185)	(180)	(184)	(163)	(109)	(111)	(183)	(165)
Other expenses/revenues	US$	(2)	(2)	(2)	(4)	(6)	(3)	(2)	(7)	(14)	(15)	(7)	(5)	(23)	(22)
Depreciation, amortization and depletion	US$	3	3	2	3	-	1	4	5	22	22	6	6	13	9

EBITDA	US$	25	28	16	20	5	17	27	26	216	172	16	17	118	42
Depreciation, amortization and depletion	US$	(3)	(3)	(2)	(3)	-	(1)	(4)	(5)	(22)	(22)	(6)	(6)	(13)	(9)

EBIT	US$	22	25	14	17	5	16	23	21	194	150	10	11	105	33
Provision	US$	-	-	-	-	2	-	-	-	-	-	-	-	-	-
Other expenses/revenues-non cash	US$	(7)	(15)	-	-	-	-	(7)	(18)	(18)	(13)	-	-	(11)	-
Non-operating result	US$	-	-	-	-	-	-	-	-	-	-	1	-	(15)	-
Gain on investments accounted for by the equity method	US$	-	-	-	-	-	-	-	-	(13)	(1)	-	-	(9)	(2)
Net financial result	US$	(61)	(27)	1	1	6	1	(3)	(1)	(90)	(90)	(1)	2	(35)	(27)

Income before income tax and social contribution	US$	(46)	(17)	15	18	13	17	13	2	73	46	10	13	35	4

Income tax and social contribution	US$	15	-	(5)	(8)	(4)	(8)	6)	(6)	(17)	(10)	-	-	(17)	8

Net income	US$	(31)	(17)	10	10	9	9	7	(4)	56	36	10	13	18	12

Back to Contents

Manganese and Ferrous-Alloys Area (Additional information - Unaudited)

Information		SIBRA		RDME

		2002	2001	2002	2001

Quantity sold - external market - Ferroalloys	MT (thousand)	160	99	225	213
Quantity sold - external market - Ferroalloys	MT (thousand)	167	121	-	-

Quantity sold - total - Ferrou-Alloys	MT (thousand)	327	220	225	213

Quantity sold - external market - Manganese	MT (thousand)	828	1,093	68	85
Quantity sold - internal market - Manganese	MT (thousand)	198	72	-	-

Quantity sold - total - Manganese	MT (thousand)	1,026	1,165	68	85

Average sales price - external market - Ferroalloys	US$	479.65	513.30	363.63	370.40
Average sales price - internal market - Ferroalloys	US$	428.31	565.06	-	-
Average sales price - total - Ferrou-Alloys	US$	453.43	541.77	363.63	370.40

Average sales price - external market - Manganese	US$	46.96	46.58	86.60	77.68
Average sales price - internal market - Manganese	US$	46.47	58.89	-	-
Average sales price - total - Manganese	US$	46.86	47.35	86.60	77.68

Long-term indebtedness, gross	US$	22	27	2	3
Short-term indebtedness, gross	US$	36	32	-	-

Total indebtedness, gross	US$	58	59	2	3

Stockholders' equity	US$	79	81	47	35

Net operating revenues	US$	177	157	111	92
Cost of products	US$	(104)	(98)	(102)	(85)
Other expenses/revenues	US$	(24)	(18)	(2)	(1)
Depreciation, amortization and depletion	US$	5	5	5	3

EBITDA	US$	54	46	12	9
Depreciation, amortization and depletion	US$	(5)	(5)	(5)	(3)

EBIT	US$	49	41	7	6
Other expenses/revenues - non cash	US$	-	-	-	(1)
Non-operating result	US$	(1)	(1)	-	-
Gain on investments accounted for by the equity method	US$	-	-	-	-
Net financial result	US$	(8)	(8)	(1)	(1)

Income before income tax and social contribution	US$	40	32	6	4
Income tax and social contribution	US$	(7)	-	-	-

Net income	US$	33	32	6	4

Back to Contents

Indexes on Debt (Additional information - Unaudited)

	12/31/02	12/31/01

Current liabilities
Current portion of long-term debt - related parties	-	22
Current portion of long-term debt - unrelated parties	717	274
Short-term debt	184	589
Loans from related parties	64	168

	965	1,053
Long-term liabilities
Long-term debt - related parties	-	156
Long-term debt - unrelated parties	2,359	2,014
Loans from related parties	7	21

	2,366	2,191

Gross Debt	3,331	3,244

Gross interest	269	242
EBITDA	1,789	1,772
Stockholders' equity	3,287	4,640

Financial Result, net
	12/31/02	12/31/01	12/31/00

Financial expenses
Local debt	(47)	(64)	(46)
Foreign debt	(168)	(140)	(169)
Related parties, net	(54)	(38)	(5)

	(269)	(242)	(220)
Labor and civil claims and tax-related actions	(50)	(28)	(25)
Tax on financial transactions CPMF / COFINS	(10)	(38)	(5)
Derivatives	(42)	(36)	(20)
Valia - Shares CSN x IGP-DI	(2)	-	-
Others	(2)	(25)	(45)

	(375)	(369)	(315)

Financial income
Markatable securities	83	105	78
Others	44	30	130

	127	135	208

Financial expenses, net	(248)	(234)	(107)

Monetary and exchange variation on liabilities	(1,576)	(648)	(436)
Monetary and exchange variation on assets	996	289	196

Monetary and exchange variation, net	(580)	(359)	(240)

Financial result, net	(828)	(593)	(347)

Back to Contents

Financial Summary (Additional information - Unaudited)

				For the Year Ended December 31,

	1997	1998	1999	2000	2001	2002

Net operating revenues	3,748	3,553	3,076	3,935	3,935	4,113
Cost of products and services	(2,653)	(2,272)	(1,806)	(2,429)	(2,272)	(2,253)

Gross Profit	1,095	1,281	1,270	1,506	1,663	1,860
Gross Margin	29.2	36.1	41.3	38.3	42.3	45.2

Operating income	625	849	926	1,024	962	1,429

Income taxes benefit (charge)	(32)	-	(33)	32	218	149
Equity in results of affiliates and joint ventures	155	80	41	260	(49)	(87)
Change in provision for losses and write -downs on equity investments	(59)	(273)	(268)	62	(4)	-
Gain on sale of investments	-	-	-	54	784	-
Minority interests	(2)	(1)	2	1	2	17
Extraordinary items (net of taxes)	(372)	-	-	-	-	-
Net income	319	698	412	1,086	1,287	680
Total cash distributions	302	607	452	246	1,066	602

Recorded dividends and interest on stockholders’ equity per share in US$	1.20	1.58	1.28	1.70	1.99	0.84

					At December 31,

	1997	1998	1999	2000	2001	2002

Current assets	2,603	2,845	2,490	2,502	2,638	2,589
Property, plant and equipment, net	5,557	5,261	3,943	3,955	3,813	3,297
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	1,666	1,557	1,203	1,795	1,218	732
Other assets	1,791	1,385	1,052	1,543	1,839	1,337

Total assets	11,617	11,048	8,688	9,795	9,508	7,955

Current liabilities	2,057	2,030	2,072	2,136	1,921	1,508
Long-term liabilities (excluding long-term debt)	1,157	1,169	601	1,061	772	774
Long-term debt	1,428	1,389	1,321	2,020	2,170	2,359
Minority interest	69	68	3	9	5	27

Total liabilities	4,711	4,656	3,997	5,226	4,868	4,668
Stockholders’ equity	6,906	6,392	4,691	4,569	4,640	3,287

Total liabilities and stockholders’ equity	11,617	11,048	8,688	9,795	9,508	7,955

Back to Contents

Members of the Board of Directors, Audit Committee, Chief Executive Officer, Chief Financial Officer and Executive Officers

BOARD OF DIRECTORS	Roger Agnelli Chief Executive Officer
Luiz Tarquínio Sardinha Ferro Chairman
Antonio Miguel Marques Executive Officer for Equity Holdings and Business Development
Eleazar de Carvalho Filho

Erik Persson

Francisco Valadares Póvoa	Armando de Oliveira Santos Neto Executive Officer for Ferrous Minerals
João Moisés Oliveira

José Marques de Lima Renato Augusto Zagallo Villela dos Santos	Carla Grasso Executive Officer for Human Resources and Corporate Services

Renato da Cruz Gomes
Romeu do Nascimento Teixeira	Diego Cristobal Hernández Cabrera Executive Officer for Non-Ferrous Minerals

Audit Committee	Fábio de Oliveira Barbosa Executive Officer for Finance
Cláudio Bernardo Guimarães de Moraes

Eliseu Martins	Gabriel Stoliar Executive Officer for Planning
Marcos Fábio Coutinho

Pedro Carlos de Mello	Guilherme Rodolfo Laager Executive Officer for Logistics
Ricardo Wiering de Barros

Eduardo de Carvalho Duarte	Otto de Souza Marques Junior
Chief Accountant	Head of Control Department
CRC-RJ 57439

Back to Contents

Financial Statements 2002 BR GAAP

Filed with The Comissão de Valores Mobiliários – CVM (Brazilian Securities Commission) and Security Exchange Commission - SEC on 02/26/2003

Gerência Geral de Controladoria - GECOL

Back to Contents

PART I

Expressed in millions of reais

1-     MANAGEMENT’S DISCUSSIONAND ANALYSISOF THE OPERATING RESULTSFOR THE YEAR ENDED DECEMBER 31, 2002 COMPAREDWITH THE YEAR ENDED DECEMBER 31, 2001

1.1- General Aspects

(a)    The Company’s segments of business are mining, logistics and energy, as follows:

•     Ferrous minerals: iron ore and pellets as well as manganese and ferrous-alloys;
•     Non-ferrous minerals: gold, potash, kaolin and copper;
•     Logistics: railroads, ports and maritime terminals and shipping;
•     Energy: electric power generation; and
•     Shareholdings: equity holdings in producers of aluminum, steel and fertilizers.
Ferrous Minerals
Iron Ore and Pellets
The main mining activities involve iron ore, through two world-class integrated systems for ore production and distribution, each consisting of mines, railroads and maritime terminals.  The Southern System, based in the states of Minas Gerais and Espírito Santo, has total proven and probable iron ore reserves of approximately 2.3 billion tons.  The Northern System, based in the states of Pará and Maranhão, has total proven and probably reserves of some 1.2 billion tons.  Currently CVRD operates nine pelletizing plants, six of them in joint ventures with international partners.  The Company also has a 50% interest in Samarco, which owns and operates two pelletizing plants.  The São Luís pelletizing plant was inaugurated on March 26, 2002, with annual capacity of 6 million tons.

Iron ore export sales are generally made pursuant to long-term supply contracts  which provide for annual price negotiations. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore, influence contract prices for iron ore. Contract prices also depend on transportation costs. Fines, lump ore and pellets command different prices. Annual price negotiations generally occur from November to February of each year, with separate prices established for the Asian and European iron ore markets. In the Asian market, the renegotiated prices are effective as of April of each year. In the European market, the renegotiated prices are effective as of January of each year. Because of the wide variety of iron ore and pellet quality and physical characteristics, iron ore and pellets are less commodity-like than other minerals. This factor combined with the structure of the market has prevented the development of an iron ore futures market. Currently, the Company does not hedge its exposure to iron ore and pellet price volatility.

Manganese and Ferrous-alloys

This activity is carried out through the subsidiaries Sibra, Urucum and Rio Doce Manganèse (in France). The ore is extracted from the Azul Mine in the Carajás region, in the state of Pará, and the Urucum Mine in the Pantanal region, in the state of Mato Grosso do Sul.  Beneficiation is done on site at both units.

Non-ferrous Minerals

Gold

Gold operations are carried out by the Company itself. These operations began in 1984 and currently there is one major mine in operation, Fazenda Brasileiro, located in the state of Bahia.

Potash

The potash is found in natural deposits and is an important raw material for making fertilizers.  The Company leases a potash mine in the state of Sergipe from Petróleo Brasileiro S.A. - PETROBRAS.  It is the only mine of its type in the country and its present capacity is some 600 thousand tons a year.

Kaolin

Kaolin is a fine white aluminum silicate clay, used in the paper, ceramic and pharmaceutical industries as a coating and filler. Kaolin activities are conducted through the subsidiary Pará Pigmentos S.A. and through Cadam (indirectly through Caemi). Pará Pigmentos began operations in 1996 with installed capacity of 300 thousand tons/year and in the second half of 2002 completed expansion to 600 thousand tons/year. Cadam carries out extraction and beneficiation of kaolin. The mines are located in the state of Amapá, near the beneficiation and shipping installations, and in the state of Pará. Total productive capacity is 810 thousand tons/year.

Copper

CVRD's copper activities are still in the implementation phase. The Company holds 100% of the Sossego and Salobo mine projects in the Carajás region, with estimated yearly capacity of 140 thousand and 200 thousand tons of copper, respectively, as well as participating in four joint-ventures involving four projects in Brazil. These six projects contain approximately 1.7 billion tons of ore with an average metal content of 1.02%.

Logistics

The Company provides transport and related services to various clients. Built originally to serve the Company’s iron ore business, the logistics system includes the Vitória-Minas Railroad and Tubarão complex port in the Southern System, and the Carajás Railroad and Ponta da Madeira Marine Terminal in the Northern System. In addition, in the last five years the Company has acquired stakes in four privatized railroads. The principal cargo of CVRD’s railroad is the Company’s own iron ore, along with steel, coal, pig iron and limestone carried for steel manufacturers located in the states of Minas Gerais and Espírito Santo. The railroads charge market rates for third-party cargo, which vary based upon the distance traveled and the density of the freight in question.

Energy

The Company has equity holdings in ten hydroelectric plants, three of which are in operation, with another two scheduled to come on line by 2004. Construction still has not begun on the remaining five projects. In 2002, the Company became part of another consortium to build and operate the Estreito hydroelectric plant, located on the Tocantins-Maranhão state border. This project is designed for installed capacity of 1,087 MW and should start operating in 2007. CVRD’s investments in the sector seek to optimize the Group’s supply of electric power. Depending on market conditions, the power generated by these plants will be sold or used in own operations.

Equity Holdings

Aluminum Operations

The Company sells aluminum to an active world market in which prices are determined based on prices for the metal quoted on the London Metals Exchange or the Commodity Exchange, Inc (COMEX) at the time of delivery.

The wholly-owned subsidiary ALUVALE conducts aluminum operations basically through joint ventures. These include mining of bauxite, which is refined into alumina and then smelted into aluminum for commercialization. ALUVALE operates its bauxite extraction activities through a 40% participation in the joint venture Mineraç &atilde; o Rio do Norte S.A. - MRN, which holds substantial reserves of bauxite with a low separation index and high recovery rate. ALUVALE has a 57.03% interest in the voting capital of ALUNORTE, which refines the bauxite into alumina. The Company also acts in aluminum smelting through ALBRAS, in which it detains a 51% interest, and through Valesul, of which it owns 54.51%.

Steel

Commercial activities in the steel industry are conducted through the jointly-controlled company CST, which sells steel slabs to the domestic and foreign market, CSI, located in California, which manufacturers various processed steel products and the affiliated company USIMINAS.

(b)	Acquisitions

Steel

On December 20, 2002, CVRD and Arcelor made a joint proposal to acquire the holding of Acesita S.A. (Acesita) in Companhia Siderurgica de Tubarão (CST). The average offer price to Acesita was US$ 21.58 per group of a thousand shares. In order to acquire the indirect holding of Acesita in the voting capital of CST, to gain control of the latter, KSC and CSI must waive their purchase preference on these shares. The increase in CVRD’s holding in CST will only be temporary. The proposed transaction reflects the intention already expressed by CVRD to participate in the restructuring of the Brazilian steel industry, to facilitate its growth and thus create opportunities to expand the Company’s iron ore and pellet sales.

Back to Contents

Aluminum

On June 27, 2002, the Company acquired from its associated company Mineração Rio do Norte S.A. (MRN), for R$ 119, 12.62% of the capital of ALUNORTE. With this acquisition, ALUNORTE became a consolidated subsidiary of CVRD.

On July 1, 2002, the Company, through Vale do Rio Doce Alumínio S.A. - ALUVALE, acquired 64% of the shares of its affiliate Mineração Vera Cruz S.A. (MVC) held by companies of the Paranapanema Group, for R$ 6, becoming sole owner of  MVC.

Copper

On June 19, 2002, CVRD acquired  the totality of interests held by Anglo American Brasil Ltda. (Anglo) controlled by Anglo American Plc, in Salobo Metais S.A (Salobo) represented by 44,172,369 common shares corresponding to 50% of Salobo’s capital, in the amount of R$ 136. After this acquisition, the company holds 100% of Salobo. The Salobo project has recoverable reserves estimated in 784 million  tons with a copper content of 0.96%, in addition to 0.6 grams of gold per ton.

(c)	Divestitures

Paper and Pulp

On September 30, 2002, the Company and its subsidiary Florestas Rio Doce S.A (FRDSA) entered into an agreement with Aracruz Celulose S.A. (Aracruz) and Bahia Sul Celulose S.A. (Bahia Sul) to sell the assets owned by FRDSA in the São Mateus region in the state of Espírito Santo. The value of the transaction is R$ 191, realizing an intention announced publicly on June 10, 2002.  The price covers approximately 40 thousand hectares of planted eucalyptus forest and the assignment to Aracruz and Bahia Sul of the existing contract to supply wood to third parties.  The sale of the FRDSA completed the divestiture by CVRD of its pulp and paper interests, determined as part of its long-term strategy.

(d)	The variations of the main currencies and indices in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:

	Change in % Currencies / Indeces					Parity
Period	U.S. DOLLAR	YEN	GOLD	IGPM	TJLP	US$ x R$	US$ x Yen
2002	52.3	68.2	25.0	25.3	9.9	3.5333	118.87
2001	18.7	3.7	1.2	10.4	9.5	2.3204	131.27
2000	9.3	(2.2)	(5.4)	10.0	10.8	1.9554	114.70
1999	48.0	62.6	0.9	20.1	13.2	1.7890	102.40

About 63% of the Company’s gross revenue in 2002 (about 64% of the consolidated revenue) is derived from exports and part of domestic sales are denominated in U.S. dollars, while the costs are mainly incurred in reais. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.

Approximately 95% of the short-term and long-term loans of the Company at 12/31/02 (94% consolidated) are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 9.12 and 9.21).

Back to Contents

(e)    In 2002, US$ 1,434 million in net foreign exchange was generated by the Parent Company (US$ 2,552 million consolidated):

	(in US$ millions)
	Parent company		Consolidated
	2002	2001	2002	2001
Trade balance
Exports	1,804	1,963	3,173	3,297
Imports	(248)	(272)	(349)	(414)
	1,556	1,691	2,824	2,883
Consolidated Trade Balance over the Past 5 Years - US$ Million

1.2- Comments on the Parent Company Results

The net income of the Company in 2002 was R$ 2,043 compared with net income of R$ 3,051 in 2001, (the earnings per share corresponds to R$ 5.32 in 2002 versus R$ 7.95 in 2001). The 2002 results include a gain on discontinued operations due to sale of the holding in Florestas Rio Doce in the amount of R$ 111, and in 2001 include a gain on investments in the amount of R$ 1,771, mainly due to the sale of Bahia Sul and Cenibra.

The gross margin remained stable at 49.8% in 2002, against 48.3% in 2001. The gross revenue rose 29.5% (from R$ 6,617 in 2001 to R$ 8,570 in 2002), while cost of products and services increased 25.2% (from R$ 3,300 in 2001 to  R$ 4,133 in 2002).

On December 20, 2002, the Company paid interest on stockholder’s equity of R$ 1,029, equivalent to remuneration of R$ 2.68 per outstanding common or preferred share.

In 2002, total capital expenditures reached US$ 748 million, 52.7%less than in 2001 (US$ 1,581 million). The Company has budgeted capital expenditures of approximately US$ 1,843 million in 2003.

1.2.1-     Gross Revenues

The 29.5% increase in gross revenues (from R$ 6,617 in 2001 to R$ 8,570 in 2002), reflects the strengthening of the dollar against the real (85% of revenues are linked to the U.S. dollar) as well as growth in iron ore and potash sales volumes, as shown in the table below. The increase in iron ore sales is due to growth of the Chinese, American and European markets as well as mining operations previously belonging to Samitri. However, this latter event resulted in a decrease in gross revenue from railroad transport and port services, since CVRD ceased to sell these services to that company and absorbed related costs as part of its own activities.  The reduction in transport services was 4,533 thousand tons.

Back to Contents

The following table shows sales volume and revenues by products and services:

	In thousands of metric tons (except gold)			In millions of reais
	2002	2001	Change in %	2002	2001	Change in %
External market
Iron ore	91,495	77,441	18.1	3,932	2,732	43.9
Pellets	13,676	12,598	8.6	1,169	869	34.5
	105,171	90,039	16.8	5,101	3,601	41.7
Internal market
Iron ore	38,398	37,122	3.4	1,390	1,087	27.9
Pellets	2,773	2,787	(0.5)	336	278	20.9
	41,171	39,909	3.2	1,726	1,365	26.4
Total
Iron ore	129,893	114,563	13.4	5,322	3,819	39.4
Pellets	16,449	15,385	6.9	1,505	1,147	31.2
	146,342	129,948	12.6	6,827	4,966	37.5
Railroad transportation	58,143	60,371	(3.7)	880	835	5.4
Port services	27,165	31,718	(14.4)	262	232	12.9
Gold (kg)	10,310	15,815	(34.8)	280	331	(15.4)
Potash	731	503	45.3	272	166	63.9
Other products and services	—	—	—	49	87	(43.7)
				8,570	6,617	29.5

(*) Part of sales to the internal market are linked to the U.S. dollars.

1.2.2-     Cost of Products and Services

The increase of 25.2% in the cost of products and services (from R$ 3,300 in 2001 to  R$ 4,133 in 2002) is due principally to:  increased sales volume and the effect of exchange rate variation on 34% of the associated costs; amortization of goodwill of a merged company (Samitri); increased expenses for maintenance of assets and equipment required to maintain their operating capacity and an increase in the acquisition of property, plant and equipment causing higher depreciation expenses.

Back to Contents

The following graph depicts the composition of costs of products and services:

The following table shows each component of the cost of products and services, and the variation for the year:

By Nature

	Denominated
	R$	US$	2002	2001	Change in %
Personnel	514	—	514	456	12.7
Material	411	191	602	442	36.2
Oil and gas	353	39	392	327	19.9
Outsourced services	517	36	553	417	32.6
Energy	121	—	121	100	21.0
Acquisition of iron ore and pellets	73	966	1,039	822	26.4
Others	97	181	278	223	24.7
	2,086	1,413	3,499	2,787	25.5
Depreciation and depletion	536	—	536	475	12.8
Amortization of goodwill	98	—	98	38	157.9
Total	2,720	1,413	4,133	3,300	25.2
	66%	34%	100%

1.2.3-     Result of Shareholdings by Business Area

The results of shareholdings by business area are as follows:

Business Area	2002	2001
Ferrous
• Iron ore and pellets	1,331	279
• Manganese and ferrous-alloys	230	4
Non-ferrous	(64)	(140)
Logistics	(384)	(334)
Investments
• Steel	302	160
• Pulp and paper	(16)	(93)
• Aluminum	76	170
• Fertilizers	26	14
Others	(48)	(23)
	1,453	37
The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Back to Contents

Equity earnings increased from a gain of R$ 37 in 2001 to a gain of R$ 1,453 in 2002, due to a combination of the following factors:

•	The positive effects of the 52.3% devaluation of the real against the U.S. dollar in 2002 (as compared to 18.7% in 2001) in the companies located abroad, offset by the negative effects on the companies in Brazil with debt denominated in U.S. dollars.

•	Recognition of the provision for losses and full amortization of the goodwill on investments with negative equities (Note 9.10).

Ferrous

(a)     Iron ore and pellets

•	FERTECO - An improved equity result of R$ 181 (a gain of R$ 121 in 2002 against a loss of R$ 60 in 2001) due to the better operational result, in addition to the recording in 2001 of one-time financial expenses and exchange rate variation on loans indexed in dollars for purchase of the company (occurring in April 2001). In 2002, R$ 104 was booked as amortization of goodwill, net of income tax and social contribution on profit.

•	CAEMI - The company was acquired in December 2001. In 2002, a negative equity result of R$ 32 was booked due to the provision for the loss in QCM. In operational terms, in 2002 total sales volume was 34,148 thousand tons at an average price of US$ 13.07 per ton.

•	GIIC - An improved equity result of R$ 3 (a gain of R$ 18 in 2002 against a gain of R$ 15 in 2001) due basically to the effect of exchange rate variation on the result. In operational terms, sales volume rose 0.7% (3,074 thousand tons in 2002 against 3,053 thousand tons in 2001), offset by a fall in the average sales price of 1.6% (US$ 40.98 per ton in 2002 against US$ 41.66 per ton in 2001).

•	ITACO/RDE - An improved equity result of R$ 1,071 (a gain of R$ 1,374 in 2002 against a gain of R$ 303 in 2001), caused mainly by the fall in the value of the real against the dollar (positive exchange rate variation of R$ 812 in 2002 versus positive exchange rate variation of R$ 11 in 2001). In operational terms, iron ore sales volume rose 27.5% (86,606 thousand tons in 2002 compared with 67,907 thousand tons in 2001), including sales by the subsidiary CVRD Overseas.

•	KOBRASCO - A reduced equity result of R$ 42 (a loss of R$ 61 in 2002 against a loss of R$ 19 in 2001), due to an increase in the negative effects of exchange rate variation on debt, a 2.7 % decrease in the average sales price (US$ 30.09 per ton in 2002 against US$ 30.93 per ton in 2001), along with 3.6% lower sales volume (4,034 thousand tons in 2002 versus 4,184 thousand tons in 2001).

•	NIBRASCO - An improved equity result of R$ 17 (a gain of R$ 10 in 2002 against a loss of R$ 7 in 2001), due to the recording in 2001 of R$ 15 as a provision for losses on the realization of ICMS (VAT) credits. In operational terms, sales volume rose 3.2% (7,215 thousand tons in 2002 against 6,993 thousand tons in 2001) and the average sales price fell 3.9% (US$ 28.64 per ton in 2002 versus US$ 29.80 per ton in 2001).

•	SAMARCO - An improved equity result of R$ 41 (a gain of R$ 100 in 2002 against a gain of R$ 59 in 2001), due to a 28.9% rise in sales volume (14,442 thousand tons in 2002 against 11,201 thousand tons in 2001), offset partly by a 3.7% decrease in the average sales price (US$ 28.60 per ton in 2002 against US$ 29.70 per ton in 2001) and the negative effect of exchange rate variation on debt.

(b)     Manganese and Ferrous-alloys

•	RDME - An improved equity result of R$ 73 ( a gain of R$ 93 in 2002 compared with a gain of R$ 20 in 2001), caused basically by the fall of the real against the euro. Operationally, ferrous-alloy sales rose 5.6% (225 thousand tons in 2002 against 213 thousand tons in 2001).

•	SIBRA - An improved equity result of R$ 13 (a gain of R$ 84 in 2002 versus a gain of R$ 71 in 2001), due to a 48.6% increase in ferrous-alloy sales (327 thousand tons in 2002 against 220 thousand tons in 2001) and positive effects of exchange rate variation on exports, offset partly by an average sales price decrease of 16.3% (US$ 453.43 per ton in 2002, against US$ 541.77 per ton in 2001).

•	URUCUM - An improved equity result of R$ 17 (a gain of R$ 19 in 2002 against a gain of R$ 2 in 2001), basically due to a 92.3% increase in manganese sales volume (350 thousand tons in 2002 versus 182 thousand tons in 2001).

Non-ferrous Minerals

•	PARÁ PIGMENTOS - An improved equity result of R$ 79 (a loss of R$ 62 in 2002 against a loss of R$ 141 in 2001), caused basically by the amortization of R$ 83 of goodwill, recorded only in 2001. In operational terms, sales volume remained stable (338 thousand tons in 2002 against 339 thousand tons in 2001), while gross profits rose 24.5% due to the positive effects of exchange rate variation on exports, offset partly by the negative effects thereof on debt.

Back to Contents

Back to Contents

Logistics

•	DOCENAVE - An improved equity result of R$ 148 (a gain of R$ 104 in 2002 against a loss of R$ 44 in 2001), due to the rise in the value of the dollar against the real, offset partly by a 30.9% decrease in average freight rates (US$ 4.91 per ton carried in 2002 versus US$ 7.11 per ton in 2001).

•	DOCEPAR - R$ 51 was booked as a provision for losses on assets with no expectative of realization in the short-term.

•	FCA - A negative result of R$ 346 was booked in 2002 (R$ 137 as a provision for losses and R$ 209 as amortization of goodwill), against R$ 244 in 2001 (R$ 97 as a provision for losses and R$ 147 as amortization of goodwill), due basically to the negative effects of exchange rate variation on debt. CVRD’s holding in this company is through its subsidiary Mineração Tacumã.

•	MRS - In 2002, R$ 32 was recorded as a provision for losses, due to the negative effects on debt of exchange rate variation, and R$ 17 of amortization of goodwill. CVRD’s holding in MRS is through Ferteco Mineração S.A. and indirectly through Minerações Brasileiras Reunidas S.A. - MBR.

Shareholdings

(a)    Steel

•	CSI - An improved equity result of R$ 241 (a gain of R$ 296 in 2002 against a gain of R$ 55 in 2001), due to an increase in sales volume of 10.2% (2,014 thousand tons in 2002 against 1,828 thousand tons in 2001) and the rise in the value of the dollar against the real (positive exchange rate variation of R$ 234 in 2002 against a positive exchange rate variation of R$ 67 in 2001).

•	CSN - R$ 108 of positive equity result was booked in 2001 as a result of the unwinding of the CVRD/CSN cross-holdings carried out in March/2001.

•	CST - An improved equity result of R$ 32 (a gain of R$ 46 in 2002 against a gain of R$ 14 in 2001), due mainly to a 13% increase in the average sales price, partly offset by a 1.5% decrease in the quantity of steel slabs sold (4,651 thousand tons in 2002 against 4,722 thousand tons in 2001) and the effects of exchange rate variation on debt.

•	USIMINAS - A descrease in the equity result of R$ 14 (a loss of R$ 13 in 2002 against a gain of R$ 1 in 2001), due mainly to the increased negative effects of exchange rate on debt. In 2001 R$55 of amortization of goodwill was registered.

(b)    Pulp and Paper

CELMAR - A provision for losses on assets of R$ 20 was booked in 2002, against R$ 115 in 2001.

(c)    Aluminum

•	ALBRAS - A reduced equity result of R$ 3 (a gain of R$ 14 in 2002 versus a gain of R$ 17 in 2001). In operational terms, sales volume went up 22.3% (406 thousand tons in 2002 against 332 thousand tons in 2001), offset by an 8.6% fall in the average sales price (US$ 1,306.38 per ton in 2002 against US$ 1,428.99 per ton in 2001) and the increased negative effects of exchange rate variation on debt.

•	ALUNORTE - A reduced equity result of R$ 66 (a loss of R$ 89 in 2002 versus a loss of R$ 23 in 2001), due to increased negative effects of exchange rate variation on debt. In operational terms, the average price of alumina fell 11.3% (US$ 164.56 per ton in 2002 against US$ 185.51 per ton in 2001) and sales volume increased by 3.4% (1,592 thousand tons in 2002 against 1,540 thousand tons in 2001).

•	MRN - The equity result was virtually the same as the previous year (a gain of R$ 97 in 2002 versus a gain of R$ 98 in 2001). Operationally, sales volume fell 9.3% (9,928 thousand tons in 2002 against 10,952 thousand tons in 2001) and the average sales price dropped 8.1% (US$ 18.95 per ton in 2002 versus US$ 20.63 per ton in 2001), offset by the increase in export revenue.

•	VALESUL - An improved equity result of R$ 20 (a gain of R$ 43 in 2002 against a gain of R$ 23 in 2001), due to an 18.4% increase in sales volume (90 thousand tons in 2002 against 76 thousand tons in 2001), while the average sales price fell 13.2% (US$ 1,661.77 per ton in 2002 against US$ 1,913.54 per ton in 2001).

•	ALUVALE - The equity result (own operations) fell by R$ 6 (a gain of R$ 25 in 2002 against a gain of R$ 31 in 2001), basically because of a reduction in the financial result.

•	ITACO - A reduction in the result of R$ 38 (a loss of R$ 14 in 2002 against a gain of R$ 24 in 2001), due to increased financial expenses. In operational terms, the average sales prices of aluminum, alumina and bauxite decreased, respectively, by 8.5%, 51.6% and 30.8%, while the sales volume for these products increased, respectively, by 28.1%, 46.7% and 30.5%.

Back to Contents

1.2.4-     Operating Expenses

The operating expenses remained stable (R$ 1,078 in 2001 compared to R$ 1,089 in 2002), with the reduction in other expenses having been offset by increases in:

•     selling expenses, due to an increase in commissions, in turn caused by higher export sales;

•     expenses for research and studies;

•     other operating expenses (Note 9.24).

1.2.5-     Net Financial Result

The net financial result increased negatively by R$ 2,105 (R$ 1,121 in 2001 compared to R$ 3,226 in 2002), mainly due to the increased effect of exchange rate variation on the Company’s net debt in 2002 (Note 9.21).

1.2.6-     Discontinued Operations

The result in 2002 refers to gain on sale of assets of Florestas Rio Doce, and in 2001 reflects, basically,  gains on sale of the Company’s holdings in Bahia Sul and Cenibra, of R$ 230 and R$ 1,472 respectively.

1.2.7-     Cash Flow

The operating cash flow measured by EBITDA (earnings before interest, income tax  and depreciation, amortization and depletion) was R$ 4,050 in 2002, reflecting an increase of 24.4% over 2001, which was R$ 3,254 (Note 9.26).

1.2.8-     Income Tax and Social Contribution

Income tax and social contribution was a credit of R$ 690 (credit of R$ 357 in 2001), mainly due to the tax deduction on losses from exchange rate variation in the period and the tax/social contribution benefit based on the payment of interest on shareholders’ equity of R$ 350 in 2002    (R$ 603 in 2001) (Note 9.9).

1.3- Comments on the Consolidated Results

1.3.1- Consolidated Gross Revenue

The following table shows sales volume and revenues by products and services:

	In thousands of metric tons
	(except gold)			In millions of reais
	2002	2001	Change in %	2002	2001	Change in %
Iron ore	135,187	120,708	12.0	5,987	4,193	42.8
Pellets	28,729	26,261	9.4	2,741	1,726	58.8
	163,916	146,969	11.5	8,728	5,919	47.5

Transportation services	76,323	56,649	34.7	1,101	1,233	(10.7)
Port services	27,288	22,571	20.9	334	257	30.0
Gold (kg)	10,310	15,815	(34.8)	280	331	(15.4)
Steel	1,925	1,607	19.8	1,713	1,147	49.3
Aluminum	4,341	4,097	6.0	1,767	1,118	58.1
Manganese and Ferrous-alloys	1,187	1,181	0.5	845	628	34.6
Potash	731	503	45.3	272	166	63.9
Kaolin	451	317	42.3	179	83	115.7
Other products and services	—	—	—	48	133	(63.9)
				15,267	11,015	38.6

Back to Contents

Revenue from iron ore and pellets grew 47.5% (R$ 8,728 in 2002 versus R$ 5,919 in 2001) because of the change in the product mix, along with the 18.9% rise in the average value of the dollar against the real, partly offset by a fall in prices in 2002. New acquisitions also contributed to the higher revenue (Caemi as of January  2002 and Ferteco from April 2001).

Revenues from transport services fell 10.7% (R$ 1,101 in 2002 against R$ 1,233 in 2001), due basically to a drop in ocean-going shipment of bulk cargoes by the subsidiary Docenave, which reduced its fleet from 10 to 5 vessels. The fall in revenue was partially offset by an increase in railroad transport services.

Revenues from steel products grew 49.3% (R$ 1,713 in 2002 against R$ 1,147 in 2001).  This result refers to the performance of CSI and CST, discussed in Item 1.2.3 Shareholdings (a) Steel.

Revenues in the aluminum area rose 58.1% (R$ 1,767 in 2002 against R$ 1,118 in 2001) due to the mix of products and refers to the performance of ALBRAS, ALUNORTE, MRN, Valesul and ALUVALE, discussed in Item 1.2.3 Shareholdings (c) Aluminum.

Revenues from manganese and ferrous-alloys grew 34.6% (R$ 845 in 2002 versus R$ 628 in 2001), referring to Sibra, RDME and Urucum, discussed in Item 1.2.3 Ferrous Minerals (b) Manganese and Ferrous-alloys.

Kaolin revenues increased 115.7% (R$ 179 in 2002 against R$ 83 in 2001). This increase was basically due to the acquisition of the Company’s indirect participation in Cadam, through the investment in Caemi.

Back to Contents

(*) Part of sales to the internal market are in U.S. dollars.

1.3.2- Consolidated Cost of Products and Services

By Nature

	Denominated
	R$	US$	2002	2001	Change in %
Personnel	855	118	973	852	14.2
Material	764	289	1,053	757	39.1
Oil and gas	468	382	850	616	38.0
Outsourced services	503	575	1,078	809	33.3
Energy	408	159	567	451	25.7
Raw Material	214	1,187	1,401	697	101.0
Depreciation and depletion	832	77	909	813	11.8
Amortization of deferred charges	101	—	101	38	165.8
Others	358	356	714	551	29.6
Total	4,503	3,143	7,646	5,584	36.9
	59%	41%	100%
The cost  of products and services increasing of 35.2% is due to the following:
•	growth of CVRD’s costs which represents to 55.0% of the increase - see item 1.2.2.

•	increase in our percentage consolidation of ALUNORTE (from 45.58% to 100%) R$ 201, as from July, 2002.

•	acquisition of FERTECO in April, 2001, leading to its costs being fully accounted in 2002, compared to eight months in 2001 (R$ 140).

•	acquisition of CAEMI, aggregating its corresponding costs in proportion to our participation (R$ 170).

•	increasing of sales volumes of SAMARCO, CSI and SIBRA (R$ 140).

•	reduction of DOCENAVE’s costs relating to partial sale of its assets which led to a decrease in its operating activities (R$ 168).

Back to Contents

PART II

FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

2- BALANCE SHEET

December 31 In millions of reais
			Parent Company		Consolidated
	Notes	2002	2001	2002	2001
Assets
Current assets
Cash and cash equivalents	9.5	259	645	4,271	2,808
Accounts receivable from customers	9.6	1,436	920	2,621	1,497
Related parties	9.7	986	1,011	56	130
Inventories	9.8	419	448	1,869	1,326
Taxes to recover or offset	—	129	96	366	283
Deferred income tax and social contribution	9.9	812	613	812	628
Others	—	305	257	883	534
		4,346	3,990	10,878	7,206
Long-term receivables
Related parties	9.7	2,071	1,356	210	894
Loans and financing	—	269	299	284	316
Deferred income tax and social contribution	9.9	791	297	1,356	669
Judicial deposits	9.14	709	516	927	628
Prepaid leasing expenses	—	—	—	108	84
Long-term sales	—	—	—	136	—
Others	—	21	23	312	233
		3,861	2,491	3,333	2,824
Permanent assets
Investments	9.10	9,920	8,347	2,938	3,113
Property, plant and equipment	9.11	8,707	7,581	15,666	12,791
Deferred charges	—	—	—	651	442
		18,627	15,928	19,255	16,346
		26,834	22,409	33,466	26,376
Liabilities and stockholders’ equity
Current liabilities
Short-term debt	9.12	398	927	1,124	1,745
Current portion of long-term debt	9.12	1,828	387	3,190	1,063
Payable to suppliers and contractors	—	684	523	1,386	833
Related parties	9.7	948	716	141	200
Provision for interest on stockholders’ equity	9.20	9	788	9	788
Payroll and related charges	—	168	118	305	231
Pension Plan-Valia	9.16	81	65	81	65
Others	—	102	99	557	381
		4,218	3,623	6,793	5,306
Long-term liabilities
Long-term debt	9.12	4,064	3,326	10,225	6,765
Related parties	9.7	3,300	2,053	26	—
Deferred income tax and social contribution	9.9	85	87	250	297
Provisions for contingencies	9.14	1,272	894	1,724	1,217
Pension Plan-Valia	9.16	499	429	499	429
Others	—	645	230	852	429
		9,865	7,019	13,576	9,137
Deferred income	9.30	—	—	156	159
Minority interests	—	—	—	190	7
Stockholders’ equity
Paid-up capital	9.17	5,000	4,000	5,000	4,000
Capital reserves	—	—	444	—	444
Revenue reserves	—	7,751	7,323	7,751	7,323
		12,751	11,767	12,751	11,933
		26,834	22,409	33,466	26,376

The additional information, notes and attachments I and II are an integral part of these financial statements.

Back to Contents

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

3- STATEMENT OF INCOME

Years ended December 31			In millions of reais
		Parent Company		Consolidated
	Notes	2002	2001	2002	2001
Operating revenues
Sales of ore and metals
Iron ore and pellets		6,827	4,966	8,728	5,919
Gold		280	331	280	331
Manganese and ferrous-alloys		—	—	845	628
Potash and kaolin		272	166	451	249
		7,379	5,463	10,304	7,127
Railroad, port and shipping services		1,142	1,067	1,435	1,490
Sales of aluminum products		—	—	1,767	1,118
Sales of steel products		—	—	1,713	1,147
Others		49	87	48	133
		8,570	6,617	15,267	11,015
Value Added taxes		(333)	(232)	(589)	(441)
Net operating revenues		8,237	6,385	14,678	10,574

Cost of products and services
Ores and metals		(3,698)	(2,847)	(4,483)	(3,024)
Railroad, port and shipping services		(402)	(396)	(926)	(946)
Aluminum products		—	—	(966)	(563)
Steel products		—	—	(1,229)	(931)
Others		(33)	(57)	(42)	(120)
		(4,133)	(3,300)	(7,646)	(5,584)
Gross profit		4,104	3,085	7,032	4,990
Gross margin		49.8%	48.3%	47.9%	47.2%

Operating expenses
Selling	9.24	(186)	(118)	(228)	(169)
Administrative		(374)	(339)	(681)	(622)
Research and development		(147)	(101)	(148)	(101)
Other operating expenses	9.24	(382)	(520)	(844)	(891)
		(1,089)	(1,078)	(1,901)	(1,783)
Operating profit before financial result and result of investment participations		3,015	2,007	5,131	3,207
Result of equity investment	9.10
Gain on investments accounted for by the equity method		2,346	708	42	102
Amortization of goodwill		(472)	(437)	(523)	(437)
Provision for losses		(424)	(245)	—	—
Others		3	11	8	36
		1,453	37	(473)	(299)
Financial result, net	9.21
Financial expenses, net		(756)	(522)	(1,050)	(783)
Monetary and exchange rate variation, net		(2,470)	(599)	(2,431)	(1,144)
		(3,226)	(1,121)	(3,481)	(1,927)
Operating profit		1,242	923	1,177	981
Discontinued operations		111	1,771	111	1,771
Income before income tax and social contribution		1,353	2,694	1,288	2,752
Income tax and social contribution	9.9	690	357	634	259
Income before minority interests		2,043	3,051	1,922	3,011
Minority interests		—	—	121	40
Net income for the year		2,043	3,051	2,043	3,051
Number of shares outstanding at the end of t he year (in thousands)		383,839	383,839
Net earnings per share outstanding at the end of the year (R$)		5.32	7.95

The additional information, notes and attachments I and II are an integral part of these financial statements.

Back to Contents

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

4- STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31										In millions of reais
		Capital reserves				Revenue reserves
	Notes	Paid-up capital	Result of share exchange	Price-level restatement Law 8,200/91	Other capital reserves	Expansion	Depletion	Unrealized income	Legal	Fiscal incentives	Treasury stock	Retained earnings	Total
On December 31, 2000		3,000	—	440	301	3,022	1,506	1,710	600	60	(74)	—	10,565
Treasury shares	9.19	—	—	—	—	—	—	—	—	—	(57)	—	(57)
Capitalization of reserves	—	1,000	—	—	(301)	(639)	—	—	—	(60)	—	—	—
Provision for pension plan liabilities	—	—	—	—	—	—	—	(438)	—	—	—	438	—
Result on exchange of shares	—	—	—	—	—	—	—	—	—	—	—	(22)	(22)
Realization of reserves involving SAMITRI	—	—	4	—	—	—	—	—	—	—	—	—	4
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	3,051	3,051
Proposed appropriations:
Interest on stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	(1,774)	(1,774)
Appropriation to revenue reserves	—	—	—	—	—	1,486	—	—	153	54	—	(1,693)	—
On December 31, 2001		4,000	4	440	—	3,869	1,506	1,272	753	54	(131)	—	11,767
Capitalization of reserves	9.17	1,000	(4)	(440)	—	—	(502)	—	—	(54)	—	—	—
Realization of revenue reserves	—	—	—	—	—	—	—	(526)	—	—	—	526	—
Treasury shares	—	—	—	—	—	—	—	—	—	—	—	(30)	(30)
Net income for the period	—	—	—	—	—	—	—	—	—	—	—	2,043	2,043
Proposed appropriations:
Interest on stockholders’ equity	9.20	—	—	—	—	—	—	—	—	—	—	(1,029)	(1,029)
Appropriation to revenue reserves	—	—	—	—	—	1,408	—	—	102	—	—	(1,510)	—
On December 31, 2002		5,000	—	—	—	5,277	1,004	746	855	—	(131)	—	12,751

The additional information, notes and attachments I and II are an integral part of these financial statements.

Back to Contents

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

5- STATEMENT OF CHANGES IN FINANCIAL POSITION

Years ended December 31		In millions of reais
	Parent Company		Consolidated
	2002	2001	2002	2001
Funds were provided by:
Net income for the year	2,043	3,051	2,043	3,051
Expenses (income) not affecting working capital:
Result of investment participations	(1,453)	(37)	473	299
Depreciation, amortization and depletion	552	503	1,009	827
Deferred income tax and social contribution	(496)	(16)	(706)	(24)
Provision for contingencies	96	164	251	244
Discontinued operations	(111)	(1,771)	(111)	(1,771)
Net monetary and exchange rate variations on long-term assets and liabilities	2,858	600	3,533	1,114
Provision for losses - ICMS credits	—	142	—	142
Loss on disposal of property, plant e equipament	136	39	23	1,139
Sale of investments	—	802	—	2,274
Amortization of goodwill in the cost of products sold	98	38	101	38
Unrealized derivative losses	194	96	167	80
Others	32	(52)	42	45
Total funds from operations	3,949	3,559	6,825	7,458
Loans to related parties, transferred to current assets	292	642	854	82
Loans and financing obtained	594	547	2,418	1,121
Loans from related parties	162	533	22	—
Dividends/interest on stockholders’ equity received	199	291	17	98
Others	255	293	375	115
Total funds provided	5,451	5,865	10,511	8,874
Funds were used for:
Long-term debt transferred to current liabilities	1,742	810	2,989	1,242
Related parties	505	571	70	169
Additions to permanent assets	1,818	1,345	3,236	2,021
Capital subscription in subsidiary and affiliated companies	405	1,538	371	2,239
Interest on stockholders’ equity	1,029	1,774	1,029	1,774
Guarantees and deposits	191	207	292	218
Treasury stock	—	57	—	57
Others	—	18	339	232
Total funds used	5,690	6,320	8,326	7,952
Increase (decrease) in working capital	(239)	(455)	2,185	922
Changes in working capital are as follows:
Current assets:
At the end of the year	4,346	3,990	10,878	7,206
At the beginning of the year	3,990	4,205	7,206	6,111
	356	(215)	3,672	1,095
Current liabilities:
At the end of the year	4,218	3,623	6,793	5,306
At the beginning of the year	3,623	3,383	5,306	5,133
	595	240	1,487	173
Increase (decrease) in working capital	(239)	(455)	2,185	922

The additional information, notes and attachments I and II are an integral part of these financial statements.

Back to Contents

(A free translation of the original in Portuguese)

6- STATEMENT OF CASH FLOWS (ADDITIONAL INFORMATION)

Years ended December 31			In millions of reais
	Parent Company		Consolidated
	2002	2001	2002	2001
Cash flow s from operating activities:
Net income for the year	2,043	3,051	2,043	3,051
Adjustments to reconcile net income for the year with cash provided by operating activities:
Result of equity investment	(1,453)	(37)	473	299
Depreciation, amortization and depletion	552	503	1,009	827
Deferred income tax and social contribution	(695)	(357)	(815)	(356)
Provision for contingencies	96	164	251	244
Discontinued operations	(111)	(1,771)	(111)	(1,771)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	3,324	838	4,727	1,544
Provision for losses - ICMS credits	—	142	—	142
Loss on disposal of property, plant and equipment	136	19	23	30
Amortization of goodwill in the cost of products sold	98	38	101	38
Net losses on derivatives	194	96	167	80
Dividends/interest on stockholders’ equity received	154	283	17	98
Others	50	88	538	363
	4,388	3,057	8,423	4,589
Decrease (increase) in assets:
Accounts receivable	(572)	533	(1,104)	(137)
Inventories	31	(154)	(487)	(100)
Others	(5)	(60)	(230)	(82)
	(546)	319	(1,821)	(319)
Increase in liabilities:
Suppliers and contractors	161	33	504	(20)
Payroll and related charges and others	50	26	72	82
Others	191	31	356	(2)
	402	90	932	60
Net cash provided by operating activities	4,244	3,466	7,534	4,330
Cash flows from investing activities:
Loans and advances receivable	(162)	(1,185)	229	(215)
Guarantees and deposits	(191)	(207)	(292)	(218)
Additions to investments	(14)	(1,471)	(8)	(19)
Additions to property, plant and equipment	(1,523)	(1,304)	(2,941)	(1,980)
Deferred charges	—	—	(224)	(124)
Net cash used to acquire or capitalize subsidiaries	—	—	(316)	(1,839)
Proceeds from disposal of property, plant and equipment and investments	5	1,039	5	2,281
Net cash used in investing activities	(1,885)	(3,128)	(3,547)	(2,114)
Cash flows from financing activities:
Short-term debt	(1,232)	373	(1,582)	117
Long-term debt	756	1,080	2,421	1,121
Repayments:
Related parties	(51)	—	—	—
Financial institutions	(411)	(389)	(1,558)	(1,331)
Interest on stockholders’ equity paid	(1,807)	(2,269)	(1,807)	(2,269)
Treasury shares	—	(57)	—	(57)
Net cash used in financing activities	(2,745)	(1,262)	(2,526)	(2,419)
Increase (decrease) in cash and cash equivalents	(386)	(924)	1,461	(203)
Cash and cash equivalents of investments consolidated in 2002/2001	—	—	2	369
Cash and cash equivalents, beginning of the year	645	1,569	2,808	2,642
Cash and cash equivalents, end of the year	259	645	4,271	2,808
Cash paid during the year for:
Short-term interest	(53)	(78)	(169)	(106)
Long-term interest net of capitalization	(270)	(281)	(376)	(549)
Income tax and social contribution paid	(4)	(82)	(120)	(146)
Non-cash transactions:
Conversion of loans into investments	401	63	401	63
Additions to property, plant and equipment with incorporation of Valepontocom	26	—	26	—
Additions to property, plant and equipment with capitalization of interest	268	41	268	41
Obligation to Valia setted by transfer of CSN shares	—	521	—	521

Back to Contents

(A free translation of the original in Portuguese)

7- STATEMENT OF VALUE ADDED (ADDITIONAL INFORMATION)

Years ended December 31					In millions of reais
		Parent Company				Consolidated
		2002	%	2001	%	2002	%	2001	%
	Generation of Value Added
	Sales revenue	8,570	100	6,617	100	15,267	100	11,015	100
Less:	Acquisition of products	(1,039)	(12)	(823)	(12)	(1,401)	(9)	(429)	(4)
	Outsourced services	(854)	(10)	(785)	(12)	(1,832)	(12)	(1,544)	(14)
	Materials	(641)	(7)	(410)	(6)	(1,216)	(8)	(735)	(7)
	Fuel oil and gas	(393)	(5)	(328)	(5)	(850)	(6)	(612)	(6)
	Research and development, commercial and administrative	(372)	(4)	(251)	(4)	(849)	(6)	(681)	(6)
	Other operating expenses	(293)	(3)	(641)	(10)	(496)	(3)	(1,322)	(12)
	Gross Value Added	4,978	59	3,379	51	8,623	56	5,692	51
	Depreciation and depletion	(650)	(8)	(541)	(8)	(1,110)	(7)	(865)	(8)
	Net Value Added	4,328	51	2,838	43	7,513	49	4,827	43
	Received from third parties
	Financial revenue	597	7	508	8	3,967	26	573	5
	Result of investment participations	1,453	17	37	1	(473)	(3)	(299)	(3)
	Discontinued operations	111	1	1,771	27	111	1	1,771	16
	Pension plan actuarial deficit (*)	—	—	(22)	—	—	—	(22)	—
	Total Value Added	6,489	76	5,132	79	11,118	73	6,850	61
	Distribution of Value Added
	Employees	699	11	555	11	1,153	11	981	14
	Government	101	2	188	4	554	5	572	9
	Third parties’ capital	3,646	56	1,360	26	7,368	66	2,268	33
	Stockholders’ remuneration	1,029	16	1,774	35	1,029	9	1,774	26
	Retained earnings	1,014	15	1,255	24	1,014	9	1,255	18
		6,489	100	5,132	100	11,118	100	6,850	100

(*) Recorded as prior year adjustment directly to stockholders’ equity

Back to Contents

(A free translation of the original in Portuguese)

8- LABOR AND SOCIAL INDICATORS (ADDITIONAL INFORMATION)

Years ended December 31						In millions of reais
				Parent Company						Consolidated (unaudited)
	2002			2001			2002			2001
Basis for computation
Gross revenues			8,570			6,617			15,267			11,015
Operating profit			3,015			2,007			5,131			3,207
Gross payroll			457			375			740			626
	2002			2001			2002			2001
		% of			% of			% of			% of
	Amount	Gross payroll	Operating profit	Amount	Gross payroll	Operating profit	Amount	Gross payroll	Operating profit	Amount	Gross payroll	Operating profit
Labor indicators
Food	18	4	1	17	4	1	37	5	1	31	5	1
Compulsory social charges	174	38	6	147	39	5	277	37	5	221	35	7
Private pension plan (a)	55	12	2	45	12	2	66	9	1	51	8	2
Health	28	6	1	24	6	1	44	6	1	38	6	1
Education	22	5	1	21	6	1	34	5	1	32	5	1
Profit sharing	84	18	3	72	19	4	117	16	2	112	18	3
Other benefits	48	11	2	44	12	2	74	10	1	65	11	2
Total - Labor indicators	429	94	16	370	98	16	649	88	12	550	88	17
	2002			2001			2002			2001
		% of			% of			% of			% of
	Amount	Operating profit	Gross revenues	Amount	Operating profit	Gross revenues	Amount	Operating profit	Gross revenues	Amount	Operating profit	Gross revenues
Social indicators
Taxes (b)	633	21	7	305	15	5	1,159	23	8	718	22	7
Social investments	38	1	—	27	1	—	52	1	—	34	1	—
Social projects and actions	27	1	—	20	1	—	41	1	—	27	1	—
Indigenous communities	11	—	—	7	—	—	11	—	—	7	—	—
Environmental expenditures	78	2	1	60	3	1	109	2	1	85	2	1
Operational	66	2	1	56	3	1	97	2	1	80	2	1
On outside programs and/or projects	12	—	—	4	—	—	12	—	—	5	—	—
Total - Social indicators	749	24	8	392	19	6	1,320	26	9	837	25	8
Headcount	2002			2001			2002			2001
No. of employees at end of year			14,289			13,620			(c) 29,349			22,370
No. of new hires during year			1,518			2,558			5,089			3,122

(a)	In 2001, the contributions to the private pension plan did not include the transfer of shares from CSN to Valia in the amount of R$ 521 (Note 9.10 (j)); also not included is the provision for the early-retirement programs of R$ 78 in 2001 and R$ 63 in 2002.

(b)	Excluding social charges and the income tax and social contribution to the limit of the amount of tax credits.

(c)	Includes companies not consolidated in (Caemi, KSG and MSG) which added 4,319 employees in 2002.

Amounts relate to the percentage of participation of Parent Company’s shareholdings.

Back to Contents

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

9- NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

Expressed in millions of reais

9.1- Operations

Companhia Vale do Rio Doce - CVRD is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in logistics, manganese and ferrous-alloys, geological studies and technological research services, steel, aluminum and kaolin.

9.2- Presentation of Financial Statements

The financial statements has been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) and IBRACON - Instituto dos Auditores Independentes do Brasil  (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the following additional information regarding the Parent Company and Consolidated:  Statements of Cash Flow, Value Added and the Labor and Social Indicators.  The Statement of Value Added presents economic information on the wealth created by the Company (aggregate values) and the distribution of this wealth in accordance with its production factors.  The presentation of this statement is encouraged by the CVM to inform society of the application of the Company’s resources in projects with important social effects. The labor and Social Indicators, developed from a model suggested by the CVM, presents information about the Company’s  application of resources  in social programs.

Certain amounts and classifications in the 2001 financial statements have been adjusted to the criteria used at 12/31/02 for better comparability.

9.3- Principles of Consolidation

(a)	The consolidated financial statements show the balances of assets and liabilities on December 31, 2002 and 2001 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly controlled companies;

(b)	All significant intercompany balances and the Parent Company’s investments in its direct and indirect subsidiaries and jointly controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;

(c)	In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated financial statements in proportion to the participation of the Parent Company in the capital of each company in which investments were made;

Back to Contents

(d)	As from 2002, Salobo and ALUNORTE, became subsidiary companies. In 2001, they were consolidated in proportion, to our participations, which were 50% and 45.58%, respectively, and as a result, we reclassified the balance sheet of 2001 on the same basis of 2002 for comparison purposes, as follows:

Year ended December 31, 2001
Pro forma Balance Sheet
Assets
Current assets	7,409
Long-term receivables	2,376
Permanent assets
Investments	3,113
Property, plant and equipment	13,514
Deferred charges	605
17,232
27,017
Liabilities and stockholders’ equity
Current liabilities	5,277
Long-term liabilities	9,475
Deferred income	158
Minority interests	254
Stockholders equity	11,853
27,017
Pro forma Statement of Income
Operating revenues	11,439
Value added taxes	(450)
Cost of products and services	(5,764)
Gross margin	5,225
Result of Equity investments	102
Operating income (expenses)	(2,600)
Income before income tax and social contribution	2,727
Income tax and social contribution	257
Minority interests	62
Net income for the year	3,046

(e)    The principal figures of the companies included in the consolidation are presented in Attachment I.

9.4- Significant Accounting Policies

(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the financial statements date are classified as long-term;

(c)	Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the financial statements date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

Back to Contents

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the financial statements date, and those in local currency, when appliable, are restated based on contractual indices;

(f)	Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable;

(g)	Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity.

(h)	Pre-operating costs except for financial charges related to large-scale projects are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to the Sossego and Salobo copper projects;

(i)	The financial statements of the Parent Company reflect management’s proposal for appropriation of the net income for the year, for the approval of the Annual General Meeting.

9.5- Cash and Cash Equivalents

	Parent Company		Consolidated
	2002	2001	2002	2002
Marketable securities related to CDI (*)	157	292	324	292
Marketable securities time deposit / overnight	—	—	2,908	1,536
Fixed-yield bond investments (funds)	24	163	518	563
Government securities (NBC-E, NTN-D, LFT)	74	189	88	200
Others	4	1	433	217
	259	645	4,271	2,808

(*)    For part of these investments the Company contracted swap operations with financial institutions related to interest rate and/or currency variations.

9.6- Accounts Receivable from Customers

	Parent Company		Consolidated
	2002	2001	2002	2002
Domestic	523	360	571	349
Export	978	600	2,252	1,220
	1,501	960	2,823	1,569
Allowance for doubtful accounts	(42)	(22)	(100)	(53)
Allowance for ore weight credits	(23)	(18)	(102)	(19)
	1,436	920	2,621	1,497

Back to Contents

9.7- Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2010, as follows:

	Assets		Liabilities
	2002	2001	2002	2001
Subsidiaries
ALUNORTE - Alumina do Norte do Brasil S.A.	1,055	741	53	176
Brasilux S.A.	15	56	30	15
Caulim do Brasil Investimentos S.A.	136	—	—	—
CELMAR S. A . - Indústria de Celulose e Papel	169	—	4	6
CVRD Overseas Ltd.	163	76	1,375	838
Docepar S.A.	144	66	—	—
Itabira Rio Doce Company Limited - ITACO	667	398	559	235
Mineração Andirá Ltda. (participa na Mineração Serra do Sossego S.A.)	312	—	—	—
Mineração Tacumã Ltda. (participa na Ferrovia Centro-Atlântica S.A.)	124	215	—	1
Rio Doce International Finance Ltd.	326	675	1,855	1,153
Salobo Metais S.A.	209	164	—	—
SIBRA Eletrosiderúrgica Brasileira S.A.	80	58	7	37
Vale do Rio Doce Alunínio S.A. - ALUVALE	—	32	58	123
Others	161	121	270	179
	3,561	2,602	4,211	2,763
Jointly controlled companies
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	139	80	23	58
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	64	48	89	65
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	91	46	61	11
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	65	41	50	40
Samarco Mineração S. A.	47	12	—	#VALOR!
Others	236	274	169	56
	642	501	392	#VALOR!
Affiliates	38	37	—	—
	4,241	3,140	4,603	#VALOR!
Represented by:
Trade balances (sales and purchases of products and services) (*)	1,184	773	355	224
Short-term financial balances	986	1,011	948	716
Long-term financial balances	2,071	1,356	3,300	2,053
	4,241	3,140	4,603	2,993
(*)    Included in “Accounts receivable from customers” and “Payable to suppliers and contractors.”

The principal results arising from commercial and financial transactions carried out by the Parent Company with related parties, classified in the statement of income as revenue and costs from sales and services and financial income and expenses, are as follows:

	Parent Company
	Income		Expense / cost
	2002	2001	2002	2001
ALUNORTE - Alumina do Norte do Brasil S.A.	426	180	18	20
Brasilux S.A.	13	54	168	111
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	237	184	104	156
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	222	181	225	182
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	215	166	116	82
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	422	333	437	325
Companhia Siderúrgica de Tubarão - CST	500	348	—	—
CVRD Overseas Ltd.	1,193	804	552	190
Ferteco Mineração S.A.	135	105	195	2
Itabira Rio Doce Company Limited - ITACO	3,693	2,223	221	24
Rio Doce International Finance Ltd.	347	72	488	71
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	221	133	—	—
Others	839	367	199	213
	8,463	5,150	2,723	1,376

Back to Contents

9.8- Inventories

	Parent Company		Consolidated
	2002	2001	2002	2001
Finished products
• Iron ore and pellets	158	167	436	361
• Manganese and ferrous-alloys	—	—	184	127
• Aluminum	—	—	108	69
• Steel products	—	—	359	173
• Others	10	32	94	59
	168	199	1,181	789
Spare parts and maintenance supplies	251	249	688	537
	419	448	1,869	1,326
9.9- Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Deferred assets		Deferred liabilities
	2002	2001	2002	2001
Tax loss carryforward (a)	397	225	—	—
Temporary differences:
• Pension Plan	208	168	—	—
• Contingent liabilities	338	243	—	—
• Provision for losses on assets	486	192	—	—
• Provision for losses on derivative financial instruments	92	26	—	—
• Others	82	56	—	—
	1,206	685	—	—
Inflationary profit	—	—	5	13
Capital reserve - special monetary restatement - Law 8,200	—	—	2	19
Accelerated depreciation	—	—	10	11
Long-term sales	—	—	68	44
Total	1,603	910	85	87
Consolidated companies (b)	565	387	165	210
Total Consolidated	2,168	1,297	250	297
CVRD short-term	812	613	—	—
long-term	791	297	85	87
	1,603	910	85	87
Consolidated short-term (*)	812	628	—	—
long-term	1,356	669	250	297
	2,168	1,297	250	297
(a)    Fiscal credits related to tax losses and negative tax bases for social contribution, which should be realized in 2003.

(b)    Comprised basically of tax losses in the aluminum area and temporary differences.

Back to Contents

The deferred assets and liabilities regarding income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared in light of internal assumptions and macroeconomic, commercial and fiscal scenarios.  These projections can change in the future.  The temporary differences will be realized upon the occurrence of the corresponding taxable events, and have the following expectations:

	Net amomt of credits
Years	Parent company	Consolidated
2003	812	812
2004	139	246
2005	115	149
2006	117	152
2007	116	190
2008	39	85
2009	39	78
2010 to 2012	141	206
	1,518	1,918
In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.83% monetary restatement for tax purposes applied to the months of January and February 1989 (“Plano Verão” monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.72% instead of the 51.83% requested. The amount of these credits covered by the ruling totals approximately R$ 405 and the accounting effects have not yet been recognized in the financial statements.

Since the income tax and social contribution are based not only on the net income before tax but also on the structure of the companies organization, non-taxable income, non-deductible expenses, fiscal incentives, as many others factors, do not exist a direct relation between the net income of the Company and the income tax and social contribution. Therefore, our projection of use of tax credits should not be used as a indicative of CVRD net income.

The amounts reported as income tax and social contribution which affected income for the year are as follows:

	2002	2001
Income before income tax and social contribution	1,353	2,694
(-) Equity in results of subsidiaries and affiliated companies	(2,346)	(708)
(-) Result from discontinued operations	(111)	(1,540)
(+) Non deductible goodwill and provisions for losses	251	245
	(853)	691
Income tax and social contribution at combined tax rates	34%	34%
Federal income tax and social contribution at statutory rates	290	(235)
Adjustments to net income which modify the effect on the result for the year:
• Income tax benefit from interest on stockholders’ equity	350	603
• Fiscal incentives	—	54
• Others	50	(65)
Income tax and social contribution	690	357
Income tax and social contribution - consolidated companies	(56)	(98)
Total consolidated	634	259

Back to Contents

9.10- Investments Participation

	Partici- pation %	Adjusted stockholders’ equity	Adjusted net income (loss for) the year	Investments		Result of investment participations
				2002	2001	2002	2001
Subsidiaries
CELMAR S.A. - Indústria de Celulose e Papel	100.00	—	—	—	—	—	(56)
Florestas Rio Doce S.A. (c)	99.85	177	4	177	91	4	10
Ferteco Mineração S.A. (d, n)	100.00	619	94	1,208	1,214	121	(60)
Itabira Internacional Serviços e Comércio Lda. (a, h)	99.99	1,144	430	1,144	759	430	242
Mineração SOCOIMEX S.A. (c, d)	100.00	—	—	44	60	—	—
Navegação Vale do Rio Doce S.A. - DOCENAVE (c)	100.00	454	104	454	351	104	(44)
Rio Doce Europa – S.´a.r.l (a, h)	99.80	3,460	1,278	3,453	2,218	1,275	202
S.A. Mineração da Trindade - SAMITRI (d)	100.00	—	—	711	792	—	1
SIBRA Eletrosiderúrgica Brasileira S.A. (c, d, n)	99.27	293	82	517	509	84	71
TVV - Terminal de Vila Velha S.A. (c)	99.89	55	3	55	54	3	6
Urucum Mineração S.A. (c)	100.00	69	28	69	44	28	7
Vale do Rio Doce Alumínio S.A. - ALUVALE (c, f, i, n)	94.74	916	90	868	783	85	138
Others (k)	—	—	—	238	160	22	6
				8,938	7,035	2,156	523
Jointly controlled companies
Companhia Coreano-Brasileira de Pelotização - KOBRASCO (b, c, n)	50.00	(107)	(121)	—	7	(7)	(19)
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (b, c, n)	50.89	86	25	44	41	13	13
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (b, c, n)	50.90	56	27	28	30	14	14
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (b, c, n)	51.00	84	19	43	42	10	(7)
Companhia Siderúrgica de Tubarão - CST (b, d, e)	22.85	2,913	203	517	504	46	14
Companhia Siderúrgica Nacional - CSN (j)	—	—	—	—	—	—	108
Minas da Serra Geral S.A. - MSG (b,c)	51.00	55	10	28	26	5	6
Samarco Mineração S.A. (b, n)	50.00	494	200	247	226	100	59
Others (b)	—	—	—	46	96	1	3
				953	972	182	191
Affiliated companies
Fertilizantes Fosfatados S.A. - FOSFERTIL (c, e)	11.12	660	235	73	56	26	14
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (d, e)	11.46	3,191	(113)	366	415	(13)	1
Others	—	—	—	—	4	(5)	(21)
				439	475	8	(6)
Investments at cost				7	4	—	—
				10,337	8,486	2,346	708
Provision for losses
CELMAR S.A. - Indústria de Celulose e Papel (c)				(145)	(59)	(20)	(59)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO (b, c, n)				(54)	—	(54)	—
Companhia Ferroviária do Nordeste (b, c)				(38)	(33)	(10)	(33)
DOCEPAR S.A. (c)				(115)	(37)	(78)	20
Ferrovia Centro-Atlântica S.A. (c, g)				—	—	(137)	(97)
MRS Logística S.A. (n, e)				—	—	(32)	—
Pará Pigmentos S.A.				(62)	—	(62)	(58)
Sepetiba Tecon S.A. (c)				—	—	(16)	—
Others				(3)	(10)	(15)	(18)
				(417)	(139)	(424)	(245)
Amortization of goodwill (d)				—	—	(472)	(437)
Others				—	—	3	11
Total				9,920	8,347	1,453	37
(a)    Equity in companies located abroad is converted into local currency at rates in effect on the financial statements date. The calculation of the equity method adjustment comprises the difference due to exchange rate variations, as well as participation in results;
(b)    Notwithstanding the stockholdings, the classification as a jointly controlled company considers the degree of control  exercised by the Company, which is shared with other partners;
(c)    Companies whose financial statements were audited by independent accountants other than PricewaterhouseCoopers.

Back to Contents

(d)     Goodwill and negative goodwill are presented along with the respective investments:

	2002	2001
Goodwill
SIBRA Eletrosiderúrgica Brasileira S.A. (included R$26 of goodwill on CPFL)	251	332
Caemi Mineração e Metalurgia S.A. (indirectly through ITACO)	465	517
Ferteco Mineração S.A.	877	1,028
S.A. Mineração da Trindade - SAMITRI (merged on October 1, 2001)	711	792
Mineração SOCOIMEX S.A. (merged on August 31, 2000)	44	60
ALUNORTE - Alumina do Norte do Brasil S.A.	50	—
Salobo Metais Ltda. (k)	89	—
Others	95	96
	2,582	2,825
Negative goodwill
Companhia Siderúrgica de Tubarão - CST	(149	(149)
Goodwill was amortized as follows:
	2002	2001
Ferrovia Centro-Atlântica S.A. (c, g)	(209)	(147)
Ferteco Mineração S.A. (d, n)	(104)	—
Gulf Industrial Investment Co. (c, h)	—	(60)
Pará Pigmentos S.A.	—	(83)
SIBRA Eletrosiderúrgica Brasileira S.A. (included R$3 of goodwill on CPFL) (c)	(81)	(81)
MRSLogística S.A. (l)	(17)	—
Caemi Mineração e Metalurgia S.A. (indirectly through ITACO)	(52)	—
Others (a, h)	(9)	(66)
	(472)	(437)
(e)     Investments in companies that were listed on stock exchanges in 2002:
	Book Value	Market Value
Companhia Siderúrgica de Tubarão - CST	517	458
Fertilizantes Fosfatados S.A. - FOSFERTIL	73	117
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	366	164
The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares. The other investments refer to companies that have no shares listed on stock exchanges;

(f)     Indirect holdings through Aluvale:

	Partici- pation %	Adjusted stockholders’ equity	Investments		Result of investment participations
			2002	2001	2002	2001
ALBRAS - Alumínio Brasileiro S.A. (c, n)	51.00	257	128	z114	14	17
ALUNORTE - Alumina do Norte do Brasil S.A. (c, d, n)	57.03	445	303	240	(89)	(23)
Mineração Rio do Norte S.A. (c, n)	40.00	672	269	242	97	98
Valesul Alumínio S.A. (c, n)	54.51	261	142	123	43	23
Mineração Vera Cruz S.A. (c)	100.00	10	10	—	—	—
Own operations (c)			16	64	20	23
			868	783	85	138
On June 27, 2002 ALUVALE acquired the entire interest detained by its affiliated company Mineração Rio do Norte S.A. in ALUNORTE - Alumina do Norte do Brasil S.A., equivalent to 12.62% of the total capital, for R$ 119;

(g)     The investment of CVRD in Ferrovia Centro-Atlântica S.A. is held through its subsidiary Mineração Tacumã S.A.;

Back to Contents

(h)	Indirect holdings through Itabira Internacional Serviços e Comércio Lda. and Rio Doce Europa - S.´a.r.l:

	Partici- pation %	Adjusted stockholders’ equity	Investments		Result of investment participations
			2002	2001	2002	2001
Caemi Mineração e Metalurgia S.A. (d)	16.86	574	562	670	(32)	—
California Steel Industries, Inc. - CSI (a, c)	50.00	792	396	256	296	55
CVRD Overseas Ltd. (a)	100.00	409	409	173	145	102
Camelback Corporation (c)	100.00	116	116	116	—	—
Gulf Industrial Investment Co. - GIIC (a, c, n)	50.00	258	129	88	18	15
Rio Doce Manganèse Europe - RDME (a, n)	100.00	175	175	82	93	20
Vale do Rio Doce Alumínio S.A. - ALUVALE (c, i, n)	5.26	916	48	44	5	8
Other participations (a, c)			(9)	65	(35)	19
Itabira Rio Doce (ITACO) /Itabira Internacional (a)			(682)	1,735	203	53
Rio Doce Europa - S.’a.r.l. (a)			3,453	(252)	1,012	172
			4,597	2,977	1,705	444
Provision for losses - Sepetiba Tecon			—	—	(16)	—
Provision for losses - MRS (indirectly through CAEMI)			—	—	(10)	—
Amortization of goodwill - MRS (indirectly through CAEMI)			—	—	(7)	—
Amortization of goodwill - Caemi Mineração e Metalurgia S.A			—	—	(52)	—
Amortization of goodwill - Gulf Industrial Investment Co.			—	—	—	(60)
			4,597	2,977	1,620	384
In July 2002, Itabira Rio Doce Company Limited - ITACO was sold to Itabira International Serviços e Comércio Ltda.;
(i)	The consolidated shareholding in Vale do Rio Doce Alumínio S.A. - ALUVALE is 100%. The subsidiary Itabira Rio Doce Company Limited - ITACO owns 5.26% of the capital;

(j)	In March 2001, CVRD withdrew from CSN by unwinding the cross-holding relationship between the companies;

(k)	On June 19, 2002 CVRD acquired from Anglo American Brasil Ltda. (Anglo), a subsidiary of Anglo American plc, 44,172,369 common shares, corresponding to 50% of the total capital of Salobo Metais S.A., for R$ 136. This transaction was carried out through the intermediation of Caulim do Brasil Investimentos S.A., a wholly owned CVRD subsidiary. With this acquisition, CVRD became sole owner of Salobo;

(l)	CVRD´s interest in MRS Logística is held through Ferteco Mineração S.A., Belém Administração e Participação Ltda., and Caemi Mineração e Metalurgia S.A.;

(m)	The total of R$ 2,938 (R$ 3,113 in 2001) of investments on the consolidated balance sheet is represented mainly by investments in affiliated companies and goodwill in subsidiary and jointly controlled companies, presented in item (d);

(n)	Attachment II presents additional information about the companies in the areas of iron ore and pellets, aluminum, manganese and ferrous-alloys.

Back to Contents

9.11- Property, Plant and Equipment

(a)     By business area:

	Parent Company				Consolidated
	2002			2001	2002			2001
	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net
Ferrous - Northern System
Mining	1,682	(754)	928	800	1,682	(754)	928	800
Railroads	2,737	(1,078)	1,659	1,676	2,737	(1,078)	1,659	1,676
Ports	534	(244)	290	273	534	(244)	290	273
Construction in progress	546	—	546	385	546	—	546	385
	5,499	(2,076)	3,423	3,134	5,499	(2,076)	3,423	3,134
Ferrous - Southern System
Mining	2,487	(1,446)	1,041	1,013	3,194	(1,865)	1,329	1,492
Railroads	3,117	(1,824)	1,293	1,190	3,152	(1,827)	1,325	1,190
Ports	585	(433)	152	130	766	(451)	315	290
Construction in progress	394	—	394	386	394	—	394	427
	6,583	(3,703)	2,880	2,719	7,506	(4,143)	3,363	3,399
Pelletizing
Southern System	620	(446)	174	169	1,965	(1,227)	738	601
Northern System	521	(5)	516	—	521	(5)	516	—
Construction in progress	185	—	185	388	305	—	305	412
	1,326	(451)	875	557	2,791	(1,232)	1,559	1,013
Non-ferrous
Potash	130	(46)	84	75	130	(46)	84	75
Gold	433	(389)	44	197	433	(389)	44	197
Research and projects	212	(176)	36	20	231	(179)	52	139
Kaolin	—	—	—	—	263	(60)	203	183
Construction in progress	75	—	75	58	527	—	527	86
	850	(611)	239	350	1,584	(674)	910	680
Logistics	953	(539)	414	386	1,460	(689)	771	909
Construction in progress	84	—	84	51	94	—	94	86
	1,037	(539)	498	437	1,554	(689)	865	995
Holdings
Steel	—	—	—	—	2,443	(963)	1,480	1,115
Aluminum	—	—	—	—	2,964	(1,348)	1,616	1,115
Manganese and Ferrous-alloys	—	—	—	—	780	(425)	355	312
Others	—	—	—	—	48	(12)	36	32
Construction in progress	—	—	—	—	1,256	—	1,256	600
	—	—	—	—	7,491	(2,748)	4,743	3,174
Energy	205	(20)	185	175	218	(22)	196	187
Construction in progress	477	—	477	149	477	—	477	149
	682	(20)	662	324	695	(22)	673	336
Corporate	129	(47)	82	47	130	(48)	82	47
Construction in progress	48	—	48	13	48	—	48	13
	177	(47)	130	60	178	(48)	130	60
Total	16,154	(7,447)	8,707	7,581	27,298	(11,632)	15,666	12,791
(b)     By classification of asset:
	Parent Company				Consolidated
	2002			2001	2002			2001

	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net
Buildings	1,547	(687)	860	858	2,954	(1,265)	1,689	1,687
Installations	4,764	(2,641)	2,123	1,569	8,997	(4,555)	4,442	3,343
Equipment	945	(565)	380	359	3,390	(1,815)	1,575	1,172
Railroads	5,291	(2,774)	2,517	2,445	5,422	(2,825)	2,597	2,606
Mineral rights	434	(177)	257	268	587	(221)	366	456
Others	1,364	(603)	761	652	2,301	(951)	1,350	1,372
	14,345	(7,447)	6,898	6,151	23,651	(11,632)	12,019	10,636
Construction in progress	1,809	—	1,809	1,430	3,647	—	3,647	2,155
Total	16,154	(7,447)	8,707	7,581	27,298	(11,632)	15,666	12,791
The average annual depreciation rates are 3% for buildings, from 2% to 5% for installations, from 5% to 20% for equipment, and from 2% to 20% for railroads. Mineral reserve depletion is calculated annually as a function of the volume of ore extracted in relation to the proven and probable reserves.

Back to Contents

Depreciation, amortization and depletion of property, plant and equipment have been allocated to costs of production and services and to administrative expenses as follows:

	Parent Company		Consolidated
	2002	2001	2001	2000
Cost of production and services in the year	536	475	909	813
Inventory variation	(7)	9	(7)	(42)
Cost of production and services	529	484	902	771
Administrative expenses	23	19	69	28
Amortization of deferred charges	—	—	38	28
	552	503	1,009	827

9.12- Loans and Financing

Short-term
	Parent Company		Consolidated
	2002	2001	2002	2001
Trade finance	398	927	976	1,713
Working capital	—	—	148	32
	398	927	1,124	1,745
Long-term
	Parent Company				Consolidated
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	2002	2001	2002	2001	2002	2001	2002	2001
Foreign operations
Loans and financing in:
U.S. dollars	998	282	2,461	1,774	1,787	686	4,312	3,178
Yen	2	19	104	63	110	83	211	191
Other currencies	1	1	1	1	4	4	5	179
Notes in U.S. dollars	707	—	1,060	1,160	707	—	2,120	1,160
Securitization of exports	—	—	—	—	150	9	1,487	722
Perpetual notes	—	—	—	—	—	—	—	129
Accrued charges	55	46	—	—	77	64	38	—
	1,763	348	3,626	2,998	2,835	846	8,173	5,559
Local operations
Indexed by TJLP, TR and IGP-M	15	8	57	48	96	137	369	261
Basket of currencies	42	27	56	63	45	35	138	92
Loans in U.S. dollars	3	2	315	210	179	38	1,295	826
Non-convertible debentures	—	—	10	7	5	—	250	27
Accrued charges	5	2	—	—	30	7	—	—
	65	39	438	328	355	217	2,052	1,206
	1,828	387	4,064	3,326	3,190	1,063	10,225	6,765
(a)     Foreign currency loans and financing were converted into reais at exchange rates effective on the financial statements date, with   US$ 1.00 = R$ 3.5333 on 12/31/02 (R$ 2.3204 on 12/31/01) and ¥ 1.00 = R$ 0.029779 on 12/31/02 (R$ 0.017082 on 12/31/01);

Back to Contents
(b)    Certain loans and financing have specific guarantees. Concerning to the balance payable on 12/31/02 these guarantees include:
	Parent Company	Consolidated
- Federal Government guarantees	903	1,258
- Third-party guarantees	97	97
- Mining rights and mortgaged lands	—	146
- Shares and securities pledged in guarantee	—	507
- Other assets	—	201
	1,000	2,209
(c)    Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 12/31/02:
	Parent Company	Consolidated
2004	2,139	3,498
2005	657	1,973
2006	675	1,380
2007	203	1,747
2008 onward	390	1,293
No due date (Perpetual Notes)	—	334
	4,064	10,225
(d)    Long-term foreign and domestic loans and financing were subject to annual interest rates on 12/31/02 as follows:
	Parent Company	Consolidated
Up to 3%	1,373	1,996
3.1 to 5%	2,155	4,054
5.1 to 7%	308	1,922
7.1 to 9%	115	3,054
9.1 to 11%	1,796	1,904
Over 11%	145	376
Variable (Perpetual Notes)	—	109
	5,892	13,415
(e)    The estimated market values of long-term loans and financing calculated to present value based on available interest rates as of 12/31/02 are close to their book values;

(f)    Loans and financing of the Parent Company, by currency/index in:

Back to Contents

(g)    Consolidated loans and financing, broken down by currencies/index in:

(h)    On March 8, 2002, the Company, through its subsidiary Vale Overseas Limited issued US$ 300 of series A notes bearing interest at 8.625% p.y.. which fall due on March 8, 2007 and may be extended in September 2008. This transaction is guaranteed by the Company for political risk, unrestricted for transfer to individuals investors and is registered with the V.S. securities and Exchange Commission (SEC) and they are listed on the Luxembourg Stock Exchange.

9.13- Securitization Program

On September 29, 2000, CVRD finalized the financial conditions for a US$ 300 million securitization program based on existing and future receivables generated by its subsidiary CVRD Overseas Ltd.. This transaction, relating to exports of iron ore and pellets to six of CVRD’s major customers in Europe, the United States and Asia, was structured by Bank of America Securities LLC, and is divided into three tranches as follows:

Tranche	Amount (US$million	)	Maturity	Grace Period (years)	Yield to Investor (per year)
1	25		10/15/2007	2	8.682%
2 (insured)	125		10/15/2007	2	Libor+0.65%
3	150		10/15/2010	3	8.926%
The balance of this operation on 12/31/02 totals R$ 1,074 (R$ 104 in current liabilities and R$ 970 in long-term liabilities) and is included in related party liabilities to the subsidiary CVRD Overseas Ltd. (Note 9.7).

9.14- Contingent Liabilities

At the financial statements dates the contingent liabilities of the Company were:

(a)    Provisions for contingencies and respective judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:
	Judicial deposits		Provisions for contingencies
	2002	2001	2002	2001
Tax contingencies	454	284	603	308
Labor and claims	138	109	345	300
Civil claims	113	118	303	273
Others	4	5	21	13
Total	709	516	1,272	894
Consolidated companies	218	112	452	323
Total consolidated	927	628	1,724	1,217

Back to Contents

The Company and its subsidiaries are parties to labor, civil, tax and other suits have been contesting these matters both administratively and in the courts.  When necessary, these are backed by judicial deposits. Provisions for eventual losses are estimated and restated monetarily by management upon the advice of the legal department and outside counsel.

Tax contingencies relate principally to a suit claiming unconstitutionality of the change in the calculation basis of PIS and COFINS social contributions introduced by Law 9,718/98, and to CPMF (tax on bank transactions).

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

(b)	Guarantees given to jointly controlled companies (normally in proportion to the Company’s percentage of participation) are as follows:

	2002	2001
ALBRAS - Alumínio Brasileiro S.A.	1,221	840
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	47	93
Ferrovia Centro-Atlântica S.A.	398	271
Sepetiba Tecon S.A.	80	59
Others	—	5
	1,746	1,268
The breakdown of guarantees by currency is:
	2002	2001
U.S. Dollar	1,361	1,000
Real	385	268
	1,746	1,268

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Price Index (IGP-M), as set forth in the Issue Deed.

On October 4, 2002, the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) approved the Company’s registration request, filed on June 28, 2002, for Public Debentures Trading. As of October 28, 2002, the Debentures can be traded on the secondary market.

The debenture holder are entitled to receive twice-yearly payments equivalent to a percentage of the net revenue deriving from determined mineral resources owned in May 1997 and included in the Issue Deed, as per Tables I and II below.

The Debenture Issue Deed establishes that, in the event that the updated and accrued premium the debenture holders are entitled to receive on the respective payment dates falls below R$ 0.01 (one centavo) per Debenture, such payment may be held in abeyance and accumulated until the next payment date, or until some future period when the accrued value surpasses the minimum determined above.  In this case, the amount of the premium must be accrued and increased by monthly interest equal to the Reference Rate of SELIC (System for Settlement and Custody of Federal Securities), calculated as of the determination dates until the month prior to effective payment, and 1% per month during the month when the money is paid to the debenture holders.

In view of the criteria and parameters for applicability of this premium, and although gold sales from the Fazenda Brasileiro mine reached the accumulated volume stipulated in the Deed of 26 tons in June 2002, the amount of the premium was determined at approximately   R$ 2, i.e., less than R$ 0.01 (one centavo) per Debenture.  Therefore, from the issue date to present, no remuneration has been paid to the debenture holders.

Based on the estimates for start-up of operations of the copper projects, such premiums are forecast to begin in 2004.  Considering iron ore sales, the threshold established in the Deed should be reached in approximately 2030 for the Southern System and 2020 for the Northern System.  Regarding the remaining minerals, such as bauxite and nickel, estimates for start of extraction are after 2005,

Back to Contents

and according to the criteria established in the Deed, payment will be due on the net revenues starting in the fourth year after the first mineral sales. The obligation to make these payments to the debenture holders will terminate when the pertinent mineral resources are depleted.

Criteria and Parameters for Composition and Applicability of the Premium:

Table I

Mineral Product	Premium	Applicability
Iron ore	1.8% of net revenues
Payment calculated on net revenue from sales occurring as of the date the accrued sales volume since May 1997 reaches 1.7 billion tons in the Southern System, including Urucum, and 1.2 billion tons for the Northern System.

Gold, copper and byproducts	2.5% of net revenues	Payment starting from the beginning of commercialization, observing the following conditions and excepting the areas of Carajás-Serra Leste and Salobo, among others:

(i) The Premium will be due considering the fractions corresponding to the participation that the Company and/or its subsidiaries detained in areas under joint ventures on April 15, 1997 (e.g., Igarapé-Bahia, Alemão, Pojuca, Andorinhas, Liberdade and Sossego).

(ii) The Premium relative to Igarapé-Bahia/Alemão will be owed starting on the date accrued sales since May 1997 surpass 70 tons of gold.

(iii) The Premium relative to Fazenda Brasileiro will be owed from the date accrued sales since May 1997 surpass 26 tons of gold.

Other Minerals	1% of net revenues	Payment on net revenues from sales starting in the fourth year after the date of first commercialization of the minerals.

Table II

Other Criteria	Premium

Sale of mineral rights	1% of the sale price of each mineral product.

Lease of mineral rights	The Premium will be owed in full by the Company and/or its subsidiary companies, under the same terms applicable to each product if the lease had not occurred.

Substitution of mineral rights	The permutation of the mineral rights involving any of the products included in Table I above shall be considered for composing the Premium as originally set forth in the Deed.

(d)	The Company has commitments under a take-or-pay contract to acquire approximately 207,060 tons of aluminum per year from ALBRAS at market prices. This estimate is based on 51% of the predicted output of ALBRAS at a market price of US$ 1,348.00 per ton on December 31, 2002, representing an annual commitment of R$ 817 based on the average exchange rate for 2002. The same applies to 705,533 tons of alumina per year produced by ALUNORTE, which at a market price of US$ 171.36 per ton on 12/31/02 represents a yearly commitment of R$ 361 at the same exchange rate mentioned. The effective take of ALBRAS was R$ 751 and R$ 510 in 2002 and 2001, respectively, and directly from ALUNORTE (net of the take assigned to ALBRAS), was R$ 125 and R$ 84 in 2002 and 2001, respectively.

9.15- Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 2002, the provision for environmental liabilities amounted to R$ 52 (R$ 66 on 12/31/01), which was accounted in “Others” in long-term liabilities.

9.16- Pension Plan - VALIA

Back to Contents

The Fundação Vale do Rio Doce de Seguridade Social - VALIA is a non-traded non-profit supplementary social security entity, legally separate from CVRD, founded in 1973 to provide supplementary social security benefits to the employees of the Company, its subsidiaries, affiliated companies and others that participate or may in the future participate in plans administered by the Foundation.

The Company and various of its subsidiaries and affiliated companies are sponsors of VALIA, in the following benefit plans:

(a)	Benefit Plan

Defined Benefit Plan - “BD”
A pure defined benefit plan, now being phased out, instituted in 1973 upon establishment of VALIA. This plan has been closed to new members and is maintained only for existing retired participants and their beneficiaries and a few residual active participants.

Mixed-Benefit Plan - “Vale Mais”
A mixed plan which offers programmable retirement income benefits of the defined contribution type, independent of government Social Security. It also includes a deferred severance benefit (vesting), as well as risk benefits: retirement for disability, death benefits and sick-leave assistance. This new plan has more modern, transparent and flexible rules that make it more attractive for employees and more economical for the sponsors. “Vale Mais” was established in May 2000 and nearly 98.7% of the active participants migrated to this new plan.

The contributions of the sponsors are as follows:

• Ordinary contribution - Destined to accumulate the resources necessary to grant income benefits, sponsor contributions are matched equally by participants, up to 9% of their participation salaries, which may not exceed ten “plan reference units” (this limit was R$1,480.73 and R$1,383.86 in December 2002 and 2001, respectively).

• Extraordinary contribution - This can be made at any time, at the discretion of the sponsors.

• Normal contribution - To fund the risk plan and administrative expenses, fixed by the actuary based on actuarial appraisals.

• Special contribution - Destined to cover any special commitment that may arise.

During the year, the Company made contributions to VALIA in the amount of R$ 50 (R$ 45 in 2001) to fund the benefit plans it sponsors.

(b)	Reserve to be amortized

On March 15, 2001, CVRD fully paid the total of reserve to be amortized to that date in the Defined Benefit Plan by transferring its total share ownership of Companhia Siderúrgica Nacional - CSN, in the amount of R$ 521, and gave guarantees of minimum gains until VALIA sells them. The guarantee consists of the variation of INPC inflation index plus interest of 6% per year.

(c)	Actuarial liability

This provision is the result of the Company’s responsibility to provide supplementary pensions relating to the early retirement programs of 1987 and 1989, known as Complementary Bonus, in the amount of R$ 577, and an additional amount of R$ 3 as required by CVM Deliberation 371. These liabilities were calculated by an independent actuary for the year 2002 and represent the current value of the benefits and pensions. Part is recorded in “Pension Plan” account in current liabilities - R$ 81 (R$ 65 on 12/31/01) and part in long-term liabilities - R$ 499 (R$ 429 on 12/31/01).

Below is a reconciliation of the assets and liabilities recognized on the balance sheet:

	2002	2001
Present value of totally or partially covered actuarial obligations	(3,831)	(3,222)
Fair value of assets	3,763	3,189
Net value of gains not recognized in the balance sheet	65	—
Liability recognized on the balance sheet	(3)	(33)

The amounts recognized on the statement of income for 2002 are shown below:

Back to Contents

2002
Current service cost	3
Interest cost	352
Expect return on assets	(350)
Total	5
The main actuarial assumptions at December 31 are:
	2002	2001
Economic Hypoteses
Discount rate	11,3% p.y.(nominal)	6% p.y. (real)
Expected return on plan assets	11,3% p.y.	6% p.y.
Future salary increases	6,91%p.y. until 47 years	1,82% p.y. until 47 years
Growth in benefits and limits	0%p.y. since 48 years	0% p.y. since 48 years
Inflation	5,0%p.y.	0%p.y.
Capacity Factor
- Salaries	99%	99%
- Benefits	99%	99%
Demograplic assumptions
Mortality table	AT 1949	GAM 1971
Mortality table of invalids	AT 1949	IAPC - 57
Table of initial invalid status	Álvaro Vindas	Álvaro Vindas
9.17- Paid-up Capital

The Company’s capital is R$ 5 billion, corresponding to 388,559,056 book entry shares, of which 249,983,143 are common shares, 138,575,913 are preferred  class “A” shares, the latter including one special preferred share (“Golden Share”), all with no par value. On April 29, 2002, the Extraordinary Stockholders’ General Meeting approved a capital increase, without new share issue, through capitalization of reserves in the amount of R$ 1 billion.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book value of the share.

The special “Golden Share” created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company’s name, headquarters location, nature as a mining enterprise, continuous operation of the integrated  mining, transportation and loading systems and other matters determined in the Bylaws.

On 12/31/02 the Company’s capital is comprised as follows:

	Number of shares
Stockholders	Commom	%	Preferred	%	Total	%
Valepar S.A.	130,715,711	52	—	—	130,715,711	34
Brazilian Government (National Treasury / BNDES/
INSS/ FPS) (a)	—	—	5,075,342	4	5,075,342	1
American Depositary Receipts - ADRs	58,064,311	23	65,669,177	47	123,733,488	32
FMP - FGTS	17,823,255	7	—	—	17,823,255	4
BNDESPar	17,667,640	7	1,401,980	1	19,069,620	5
Foreign - institutional investors	6,136,230	3	35,112,372	25	41,248,602	11
Brazil - institutional investors	8,414,301	3	15,131,436	11	23,545,737	6
Brazil - retail investors	6,446,525	3	16,181,125	12	22,627,650	6
Treasury stock	4,715,170	2	4,481	—	4,719,651	1
Total	249,983,143	100	138,575,913	100	388,559,056	100

Back to Contents

(a)	The National Bank for Economic and Social Development (BNDES), in its own name and on behalf of the Brazilian Government, continuing the privatization process started in 1997 as per the terms of the Privatization Rules, on 03/21/02 sold 78,787,838 common CVRD shares to the public.

As of 12/31/02, the number of holders of record who are residents of Brazil was 30,653. These stockholders owned 224,716,646 shares,  representing 57.8% of the capital stock.

The members of the Board of Directors and Executive Board together own 10,555 common shares and 11 preferred shares.

On December 31, 2002, the Company had an excess of revenue reserves.  In compliance with corporate legislation (Art. 199 of Law No. 6404/76), management will propose at the annual general meeting a capital increase from revenue reserves in the amount of R$ 1.3 billion, without issuing new shares.

9.18- American Depositary Receipts (ADR) Program

On 06/20/00, the Company obtained ADR registration from the United States Securities and Exchange Commission (SEC), beginning a process for its preferred shares to be traded on the New York Stock Exchange (NYSE). On 03/21/02, in connection with the sale of shares held by the BNDES and Brazilian Government, the common shares began to be traded on the NYSE. Each ADR represents 1 (one) preferred Class “A” or common share, traded under the code “RIOPR” and “Rio”, respectively.

9.19- Treasury Stock

The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6,404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

Shares
Class	Quantity		Unit acquisition cost			Average quoted market price
	2002	2001	Average	Low	High	2002	2001
Preferred	4,481	91	51.41	14.02	52.40	96.99	52.44
Common	4,715,170	4,715,170	27.80	20.07	52.09	102.88	50.21
	4,719,651	4,715,261
9.20- Remuneration of Stockholders

Interest on stockholders’ equity declared by Management of the Company for the year ended December 31, 2002 was R$ 2.68 per outstanding common and preferred share (R$ 4.61 in 2001), totaling R$ 1,029 (R$ 1,774 in 2001).  Payment was in a single installment, starting on 12/10/02.

Interest on stockholders’ equity proposed for 2002 was calculated as follows:

Net income for the year	2,043
Legal reserve	(102)
Realization of unrealized income reserve	526
Net income adjusted	2,467
Mandatory amount - 25% (R$1.61 per outstanding share)	617
Statutory dividend on preferred shares (3% of net equity, R$1.00 per outstanding share)	138
Statutory dividend on preferred shares (6% of paid-up capital, R$0.77 per outstanding share)	107
Interest on stockholders’ equity (R$2.68 per outstanding share)	1,029

Back to Contents

Pursuant to Ruling No. 207/96 of the Brazilian Securities Commission (CVM), the Company decided, as required by tax regulations, to account for interest on stockholders’ equity under the heading of “Financial expenses” and to reverse the same amount in a specific account. This, however, does not appear in the financial statements because it had no effect on the final net income, except for the tax impact recorded as “Income tax and social contribution”.

Back to Contents

9.21- Financial Result

	2002	2001
Financial expenses
Foreign debt	(223)	(227)
Local debt	(79)	(80)
Related parties, net	(60)	(13)
Others (*)	(496)	(291)
	(858)	(611)
Monetary and exchange rate variation on liabilities	(2,903)	(814)
Financial income
Marketable securities	63	67
Others	39	22
	102	89
Monetary and exchange rate variation on assets	433	215
Financial income (expenses), net	(3,226)	(1,121)
Consolidated companies
Financial expenses	(534)	(354)
Financial revenues	241	92
Monetary and exchange rate variation, net	38	(544)
Consolidated financial result, net	(3,481)	(1,927)
(*)     Includes net losses on derivative financial instruments (Note 9.22).

9.22- Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices.  CVRD has a policy of managing risks through the use of derivatives instruments.

The Company’s risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by Company management. The results of hedging are recognized monthly in the CVRD result.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR (London Interbank Offered Rate).  The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate (TJLP), established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of options trades aiming to cap exposure to interest rate fluctuations, establishing upper and lower limits.  Some operations are subject to knock-out provisions which, if triggered, eliminate the protection provided by the cap.

The table below provides information regarding the interest rate derivatives portfolio for 2002 and 2001.

				2002			2001
Type	Notional value (in US$ million)	Rate range	Unrealized gain (loss) (in R$ million)	Final maturity	Notional value (in US$ million)	Rate range	Unrealized gain (loss) (in R$ million)
Cap	500	5.7 - 11.0%	1	May/07	1,375	5.0 - 8.0%	6
Floor	500	5.7 - 6.3%	(48)	May/05	1,000	5.0 - 6.5%	(66)
Swap	475	5.8 - 6.7%	(166)	Oct/07	125	5.5 - 7.5%	(23)
Total			(213)				(83)

Back to Contents

Exchange Rate Risk

Exchange rate risk arises from foreign currency debts.  On the other hand, a substantial part of the Company’s revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais.  This provides a natural hedge against possible devaluation of Brazilian currency.  Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and Japanese yen is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 2002 and 2001. These operations are forwards and range forwards which were structured to ensure the purchase price of the following currencies:

				2002			2001
Type	Notional value (in US$ million)	Rate range	Unrealized gain (loss) (in R$ million)	Final maturity	Notional value (in US$ million)	Rate range	Unrealized gain (loss) (in R$ million)
Yen purchased	3,543	¥ 0.011 - 0.012 por US$	(1)	May/05	5	¥ 70 - 110 por US$	(4)
Euros purchased	5	E 1.18 - 1.23 por US$	(3)	May/05	8	E 1.10 - 1.30 por US$	(5)
Eurossold	—	—	—	—	12	E 0.90 - 1.20 por US$	(2)
Total			(4)				(11)
Commodities Price Risk

The prices of iron ore, the Company’s main product, are set in annual negotiations between producers and consumers and are notably stable over time.  The Company does not enter into derivatives operations to hedge iron ore price exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold and aluminum.  These derivatives operations allow establishment of a minimum profit level for future output.  The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company on 2002 and 2001.

				2002			2001
Type	Quantity (oz)	Price range US$/oz	Unrealized gain (loss) (in R$million)	Final maturity	Price range Quantity (oz)	(loss) US$/oz	Unrealized gain (in R$ million)
Puts purchased	428,000	270 - 355	11	Dec/07	422,000	270 - 340	25
Calls sold	595,000	316 - 407	(63)	Dec/07	718,000	308 - 366	(8)
Hybrid instruments	20,000	—	(1)	Nov/06	25,000	—
Total			(53)				17
The table below shows the aluminum derivatives portfolio of ALBRAS in 2002 and 2001:
				2002			2001
Type	Quantity (tons)	Price range US$/tons	Unrealized gain (loss) (in R$ million)	Final maturity	Quantity (tons)	Price range US$/tons	Unrealized gain (loss) (in R$ million)
Puts purchased	46,500	1.390 - 1.500	19	Jun/04	80,000	1.400 - 1.600	22
Forwards sold	39,250	1.400 - 1.600	21	Dec/03	57,000	1.400 - 1.600	18
Calls sold	59,500	1.580 - 1.700	(1)	Jun/04	56,000	1.600 - 1.800	(2)
Others instruments	106,000		(3)	Dec/08	132,000		(6)
Total			36				32

Back to Contents

The following table shows the alumina derivatives portfolio of ALUNORTE in 2002 and 2001:

				2002			2001
Type	Quantity (tons)	Price range US$/tons	Unrealized gain (loss) (in R$ million)	Final maturity	Quantity (tons)	Price range US$/tons	Unrealized gain (loss) (in R$ million)
Puts purchased	27,250	1.400 - 1.530	8	Jun/04	15,000	1.400 - 1.600	6
Forwards sold	12,000	1.400 - 1.578	6	Dec/06	26,000	1.400 - 1.600	10
Calls sold	27,250	1.710 - 1.732	(1)	Jun/04	23,000	1.600 - 1.800	—
Others instruments	69,500		(2)	Dec/08	74,000		(4)
Total			11				12
9.23- Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars, as follows:

	In millions of reais
	Parent Company		Subsidiaries and Affiliated Companies (*)
Assets	2002	2001	2002	2001
Current
Cash and banks and marketable securities	189	508	410	86
Others	1,953	1,709	1,237	821
	2,142	2,217	1,647	907
Long-term receivables	1,230	1,238	52	71
Investments	4,438	2,524	26	72
Total	7,810	5,979	1,725	1,050
Liabilities
Current
Short-term loans and financing	2,210	1,304	1,604	1,191
Others	921	398	384	203
	3,131	1,702	1,988	1,394
Long-term liabilities
Loans and financing	4,000	3,271	2,262	1,961
Others	2,999	1,760	848	178
	6,999	5,031	3,110	2,139
Total	10,130	6,733	5,098	3,533
Liabilities - R$	(2,320)	(754)	(3,373)	(2,483)
Liabilities - US$	(657)	(324)	(955)	(1,070)

*	Proportional to the percantage of participation

Back to Contents

9.24- Administrative and Other Operating Expenses

Administrative (Parent Company)

	2002	2001
Personal	136	103
Technical consulting	100	130
Advertising and publicity	25	16
Depreciation	23	19
Travel expenses	19	17
Rents and taxes	16	14
Telephone	10	7
Donations to Funai/Internal social activities	12	6
Others	33	27
	374	339
Others
	2002	2001
Provision for write-off of property, plant and equipament - gold mine	147	91
Provision for environmental costs	—	40
Provisions for contingencies	96	53
Provision for loss on ICMS credits	—	142
Provision for profit sharing	84	72
Others	382	122
Total parent company	709	520
Provisions for contingencies	102	73
Provision for loss on assets	171	114
Provision for loss on ICMS credits	73	9
Others	116	175
Total consolidated	1,171	891
9.25- Effects on the Statements if Price-Level Restatement were Applied  (unaudited)

The main difference between the financial statements prepared according to statutory accounting practices and those according to the price-level restatement method is due to no recognition of the net monetary restatement of permanent assets and stockholders’ equity.

For additional information, the balance sheet and the statement of income by monetary restatement, according to prices on December 31, 2002 (indexed by the IGP-M of Fundação Getúlio Vargas) is as follows:

Back to Contents

BALANCE SHEET

Years ended December 31	In million of reais

	Parent Company		Consolidated
	2002	2001	2002	2001
Assets
Current assets	4,346	5,000	10,878	9,029
Long -term receivables	3,861	3,141	3,333	3,538
Permanent assets
Investments	18,202	15,923	5,822	6,041
Property, plant and equipment	14,901	15,584	26,787	25,077
Deferred charges	—	—	1,122	913
	33,103	31,507	33,731	32,031
	41,310	39,648	47,942	44,598
Liabilities an d stockholders’ equity
Current liabilities	4,218	4,539	6,793	6,648
Long-term liabilities	11,103	9,000	14,814	11,633
Deferred income	—	—	156	199
Minority interests	—	—	190	9
Stockholders’ equity
Paid-up capital	8,713	7,413	8,713	7,413
Capital reserves	—	1,689	—	1,689
Revenue reserves	17,276	17,007	17,276	17,007
	25,989	26,109	25,989	26,109
	41,310	39,648	47,942	44,598
STATEMENT OF INCOME
Years ended December 31	In million of reais

	Parent Company		Consolidated
	2002	2001	2002	2001
Net operating revenues	8,524	8,347	15,190	13,823
Cost of products and services	(4,277)	(4,263)	(7,912)	(7,249)
Gross profit	4,247	4,084	7,278	6,574
Gross margin	49.8%	48.9%	47.9%	47.6%
Operating expenses	126	108	(2,972)	(2,369)
Income before income tax and social contribution	4,373	4,192	4,306	4,205
Income tax and social contribution	(233)	282	(291)	219
Income before minority interests	4,140	4,474	4,015	4,424
Minority interests	—	—	125	50
Net income for the year - R$	4,140	4,474	4,140	4,474
Net income for the year - US$	1,172	1,266
9.26- Segment and Geographic Information

The Company’s business areas are as follows:

Ferrous - mining of iron ore and manganese and production of pellets, as well as their commercialization and respective rail transport and port handling (both for the Northern and Southern Systems).

Back to Contents

Non-ferrous - includes gold production, potash, geological prospecting and other non-ferrous minerals.

Logistics - activities related to railroads and ports together with investments in the area of maritime and rail transport and port services.

Investments - includes commercialization of aluminum products and investments in joint ventures and affiliates involved in the production of bauxite, alumina refining and aluminum smelting, as well as holdings in companies in the steel making business.

Corporate center - comprises the functional areas of control, finance, legal affairs, human resources, administration, information technology and investor relations.

Parent Company

						2002
Results	Ferrous	Non- ferrous	Logistics	Others	Corporate Center	Total
Sales classified by geographic destination
External market
Latin America	327	—	—	—	—	327
United States	288	88	—	—	—	376
Europe	2,005	192	—	—	—	2,197
Middle East/Africa/Oceania	515	—	—	—	—	515
Japan	671	—	—	—	—	671
China	796	—	—	—	—	796
Asia, other than Japan and China	499	—	—	—	—	499
Operating revenues - external market	5,101	280	—	—	—	5,381
Operating revenues - internal market	2,154	272	763	—	—	3,189
Total operating revenues	7,255	552	763	—	—	8,570
Value-added taxes	(225)	(33)	(75)	—	—	(333)
Net operating revenues	7,030	519	688	—	—	8,237
Cost of products and services	(3,539)	(302)	(292)	—	—	(4,133)
Selling and administrative expenses	(186)	—	—	—	(374)	(560)
Research and development	(25)	(116)	(6)	—	—	(147)
Other operating expenses, net	(96)	(126)	—	—	(160)	(382)
Operation profit before financial result and result of investment participations	3,184	(25)	390	—	(534)	3,015
Financial result, net	—	—	—	—	(3,226)	(3,226)
Result of investments/participations	1,561	(64)	(384)	388	(48)	1,453
Income taxes	—	—	—	—	690	690
Discontinued operations	—	—	—	111	—	111
Net income for the year	4,745	(89)	6	499	(3,118)	2,043
EBITDA demonstration:
Operation profit before financial result and result of investment participations	3,184	(25)	390	—	(534)	3,015
Depreciation, amortization and depletion	551	71	24	—	13	659
Dividend received - cash	74	—	5	75	—	154
Adjustments for non-cash items:
- Provision for contingencies	96	—	—	—	—	96
- Write-off of property, plant and equipment	—	126	—	—	—	126
EBITDA	3,905	172	419	75	(521)	4,050
EBITDA% of total	96.4%	4.2%	10.3%	1.9%	12.8%	100.0%
EBITDA margin%	55.5%	33.1%	60.9%	—	—	49.2%

The information related to year 2001 is as follows:

Back to Contents

						2001
	Ferrous	Non- ferrous	Logistics	Others	Corporate Center	TOTAL
EBITDA (LAJIDA)	2,968	166	332	138	(350)	3,254
EBITDA% of total	91.2%	5.1%	10.2%	4.3%	(10.8)%	100.0%
EBITDA margin%	55.5%	34.3%	60.1%	—	—	51.0%
Consolidated
										2002
				Holdings
	Ferrous	Non- ferrous	Logistics	Pulp and paper	Aluminum	Steel	Others	Corporate Center	Eliminations	Total

Results
Sales classified by geographic destination
External market
Latin America	1,285	25	64	—	174	101	—	—	(684)	965
United States	1,023	88	7	—	291	1,386	—	—	(734)	2,061
Europe	5,478	310	24	—	1,370	94	—	—	(2,847)	4,429
Middle East/Africa/Oceania	1,059	1	—	—	—	—	—	—	(227)	833
Japan	1,618	26	2	—	380	—	—	—	(688)	1,338
China	1,953	10	4	—	34	51	—	—	(797)	1,255
Asia, other than Japan and China	1,313	3	4	—	—	141	—	—	(519)	942
Operating revenues - external market	13,729	463	105	—	2,249	1,773	—	—	(6,496)	11,823
Operating revenues - internal market	3,565	293	1,221	10	653	26	—	—	(2,324)	3,444
Total operating revenues	17,294	756	1,326	10	2,902	1,799	—	—	(8,820)	15,267
Value-added taxes	(352)	(38)	(121)	—	(71)	(8)	—	—	1	(589)
Net operating revenues	16,942	718	1,205	10	2,831	1,791	—	—	(8,819)	14,678
Cost of products and services	(11,566)	(412)	(781)	(7)	(2,116)	(1,438)	—	—	8,674	(7,646)
Selling and administrative expenses	(441)	(24)	(54)	(1)	(150)	(81)	—	(374)	216	(909)
Research and development	(26)	(116)	(6)	—	—	—	—	—	—	(148)
Other operating expenses, net	(588)	(138)	(98)	(56)	66	(61)	—	(162)	193	(844)
Operation profit before financial result and result of investment participations	4,321	28	266	(54)	631	211	—	(536)	264	5,131
Financial result, net	(549)	(183)	(142)	4	(825)	(168)	—	(3,227)	1,609	(3,481)
Result of investments/participations	784	(64)	(529)	(16)	151	302	26	(48)	(1,079)	(473)
Income taxes	(113)	—	(27)	(34)	52	(26)	—	691	91	634
Discontinued operations	—	—	—	111	—	—	—	—	—	111
Minority interests	(7)	—	—	—	33	—	—	—	95	121
Net income for the year	4,436	(219)	(432)	11	42	319	26	(3,120)	980	2,043
EBITDA demonstration:
Operation profit before financial result and result of investment participations	4,321	28	266	(54)	631	211	—	(536)	264	5,131
Depreciation, amortization and depletion	691	83	76	3	117	134	—	13	—	1,117
Dividend received - cash	—	—	2	—	—	6	9	—	—	17
Adjustments for non-cash items:
- Provision for contingencies	148	—	57	—	—	—	—	—	—	205
- Write-off of property, plant and equipment	—	126	—	—	—	—	—	—	—	126
- Others	205	—	33	52	22	53	—	—	(104)	261
EBITDA	5,365	237	434	1	770	404	9	(523)	160	6,857
EBITDA% of total	78.2%	3.5%	6.3%	0.0%	11.2%	5.9%	0.1%	(7.5)%	2.3%	100.0%
EBITDA margin%	31.7%	33.0%	36.0%	10.0%	27.2%	22.6%	—	—	—	46.7%
The information related to year 2001 is as follows:
							2001
	Ferrous	Non- ferrous	Logistics	Others	Corporate Center	Eliminations	TOTAL
EBITDA	4,001	204	459	697	(351)	118	5,128
EBITDA% of total	78.0%	4.0%	8.9%	13.6%	(6.8)%	2.3%	100.0%
EBITDA margin%	33.4%	36.2%	36.9%	67.3%	—	—	48.5%

Back to Contents

9.27- Insurance

Operational Risks

CVRD has an extensive risk management program that provides coverage and protection for all its assets as well as against possible losses from production interruptions, through an all risks policy.  This program includes on-site inspection and training carried out by the various risk committees constituted by the Company, its subsidiaries and associated companies, seeking to harmonize risks in all areas and provide single and uniform treatment, and also seeking coverage in the domestic and international markets at levels compatible with an enterprise the size of CVRD.  Besides assets and lost production, there is coverage against personal injury, third-party liability, environmental damages and damages to freight carried by the Company.

Insurance

In order to provide the best instruments for more efficient risk management and to seek alternatives due to the crisis in the international insurance market, CVRD in 2002 established a captive meinsure.  This entity was created for the purpose of improving risk management and to provide a more efficient instrument for negotiation and market penetration, serving exclusively to underwrite the risks of the companies of the Group, in Brazil and abroad.  Besides this, intensified action by the risk committees is being undertaken to improve the operation and maintenance of the Company’s equipment and installations.

9.28- Profit Sharing Plan

The employee profit sharing plan is linked to the results as measured by indicators such as ROCE (return on capital employed) and by the meeting of performance targets for each unit.

In 2002, the Company set aside R$ 84 (R$ 63 in 2001) for profit sharing (Note 9.24).

9.29- Concessions and Leases

(a)	Railroads

The Company and some of its affiliated companies entered into agreements with the Brazilian government, through the Ministry of Transport, for concession, exploitation and development of public rail cargo transport services and for lease of the assets destined to render these services.

The concessions periods are, by railroad:
Railroad	End of concession period
Vitória-Minas (direct)	June 2027
Carajás (direct)	June 2027
Centro-Atlântica (indirect)	August 2026
CFN (indirect)	December 2027
Ferroban (direct)	December 2027
MRS (indirect)	December 2026

The concessions will expire in one of the following events: termination of the contractual term, cancellation, forfeiture, rescission, annulment and bankruptcy or extinction of the concessionaire.

(b)	Hydroelectric Projects

Currently, the Company acts as an agent in the Brazilian energy market and at the same time it is developing projects for electricity generation and improving its ability to operate competitively in this market.

Back to Contents

The projects in which the Company has equity investment are:
Project	Start-up of operations	% Participation
Igarapava	In operation	38.15
Porto Estrela	In operation	33.33
Funil	January 2003	51.00
Candonga	November 2003	50.00
Aimorés	December 2003	51.00
Capim Branco I	February 2006	48.42
Capim Branco II	June 2006	48.42
Foz do Chapecó	July 2007	40.00
Santa Isabel	August 2007	43.50
Estreito	July 2007	30.00
(c)           Ports

The Company owns specialized port terminals as listed below:

Terminal	Localization	End of concession period
Tubarão Terminal	Vitória - ES	2018
Praia Mole Terminal	Vitória - ES	2020
Various Products Terminal	Vitória - ES	2018
Vila Velha Terminal	Vila Velha - ES	2023
Paul Pier	Vitória - ES	2004
Net Bulk Terminal	Vitória - ES	2018
Ponta da Madeira Maritime Terminal - Pier I	São Luís - MA	2018
Ponta da Madeira Maritime Terminal - Pier II	São Luís - MA	2010
Inácio Barbosa Maritime Terminal	Aracaju - SE	2004
9.30- Deferred Income

Refers basically to the negative goodwill on the acquisition of CST.

9.31- Subsequent Events

Shareholder Remuneration Policy

On January 30, 2003, the Company reported that in conformity with its Shareholder Remuneration Policy, the Executive Board will submit to the approval of the Board of Directors a proposal to pay remuneration to the shareholders in the form of dividends and/or interest on stockholders’ equity of at least US$ 400 million, corresponding to US$ 1.04 per share, in two equal installments, on April 30 and October 31, 2003 respectively.  The Board of Directors will deliberate on this proposal at two different meetings, scheduled for April 16 and October 15, 2003.

Acquisitions

On February 14, 2003, the Company concluded acquisition of 100% of the capital of Elkem Rana AS (Rana), a Norwegian producer of ferrous-alloys, for US$ 17.6 million.  Rana was a wholly owned subsidiary of Elkem ASA, also a Norwegian firm.

Back to Contents

9.32-     Shareholding Interests (Organizational Chart at 12/31/02)

Back to Contents

10-     ATTACHMENT I - STATEMENT OF INVESTMENTS IN SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES

Years en d ed December 31, 2002												In million of reais
									Accounting Information
	Participation(%)		Assets			Liabilities			Statement of income
	Total	Voting	Current	Long- term	Permanent	Current	Long- term	Adjusted stockholders’ equity	Net revenues	Cost of products and services	Operating income (expenses)	Non- operating result	tax and social contrib ution	Adjusted net income (loss)
Subsidiaries (a)
Amazon Iron Ore Overseas Co. Ltd.	100.00	100.00	—	10	562	—	—	572	—	—	(446)	—	—	(446)
ALUNORTE - Alumina do Norte do Brasil S.A.	57.03	62.09	336	241	1,705	283	1,554	445	785	(576)	(492)	—	100	(183)
Brasilux S.A.	100.00	100.00	172	70	1	211	—	32	312	(315)	14	—	—	11
Caulim do Brasil Investimentos S.A. - CBI	100.00	100.00	—	—	136	—	136	—	—	—	—	—	—	—
CELM AR S.A. - Indústria de Celulose e Papel	100.00	100.00	7	—	80	62	170	(145)	—	—	—	(20)	—	(20)
CVRD Overseas Ltd.	100.00	100.00	830	973	—	322	1,072	409	1,274	(1,106)	(23)	—	—	145
Docepar S.A.	100.00	100.00	3	113	—	145	86	(115)	—	—	(78)	—	—	(78)
Ferteco M ineração S.A.	100.00	100.00	590	295	383	319	330	619	918	(525)	(291)	6	(14)	94
Florestas Rio Doce S.A.	99.85	100.00	90	154	5	38	34	177	10	(7)	—	38	(37)	4
Itabira Internacional Serviços e Comércio Lda.	99.99	99.99	—	—	1,144	—	—	1,144	—	—	278	—	—	278
Itabira Rio Doce Company Limited - ITACO	99.99	99.99	1,329	1,291	2,364	1,445	2,395	1,144	5,049	(4,708)	(735)	—	—	(394)
M ineração Serra do Sossego S.A.	100.00	100.00	—	1	406	29	—	378	—	—	—	—	—	—
Navegação Vale do Rio Doce S.A. - DOCENAVE	100.00	100.00	560	163	12	86	195	454	260	(234)	115	(37)	—	104
Pará Pigmentos S.A.	75.50	80.00	88	—	192	115	248	(83)	155	(89)	(149)	—	—	(83)
Rio Doce América Inc.	100.00	100.00	149	444	399	214	27	751	295	(283)	57	—	(10)	59
Rio Doce Europa Serviços e Comércio - RDE	99.80	99.80	135	—	3,378	53	—	3,460	—	—	83	—	—	83
Rio Doce International Finance Ltd.	100.00	100.00	3,012	2,388	7	405	1,624	3,378	154	(33)	42	(80)	—	83
Rio Doce M anganèse Europe - RDM E	100.00	100.00	231	9	90	116	39	175	324	(300)	3	—	—	27
Salobo M etais Ltda.	100.00	100.00	—	—	543	—	437	106	—	—	—	—	—	—
SIBRA - Eletrosiderúrgica Brasileira S.A.	99.27	100.00	331	91	273	279	123	293	523	(307)	(107)	(8)	(19)	82
TVV - Terminal de Vila Velha S.A.	99.89	99.89	7	4	55	10	1	55	55	(50)	(1)	—	(1)	3
Urucum M ineração S.A.	100.00	100.00	38	25	38	21	11	69	88	(37)	(11)	(5)	(7)	28
Vale do Rio Doce Alumínio S.A. - ALUVALE	94.74	100.00	77	4	853	1	17	916	2	—	96	—	(8)	90
Others	55	59	475	44	321	224	78	(74)	(2)	—	—	2
Join tly co n trolled companies (a)
ALBRAS - Alumínio Brasileiro S.A.	51.00	51.00	583	417	1,131	697	1,177	257	1,545	(932)	(724)	(1)	139	27
Caemi M ineração e M etalurgia S.A.(b)	16.86	50.00	1,102	204	1,174	837	1,069	574	1,822	(1,069)	(882)	(82)	(80)	(291)
California Steel Industries, Inc.	50.00	50.00	945	10	915	324	754	792	2,240	(1,949)	(98)	1	(70)	124
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	78	61	215	148	313	(107)	354	(285)	(231)	—	41	(121)
Companhia Ferroviária do Nordeste S.A.	32.40	32.40	7	12	43	33	146	(117)	23	(33)	(21)	—	—	(31)
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	50.89	51.00	125	30	38	81	26	86	320	(276)	9	(13)	(15)	25
Companhia Italo-Brasileira de Pelotização - ITABRASCO	50.90	51.00	120	35	22	90	31	56	290	(259)	10	(2)	(12)	27
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.00	51.11	148	42	73	156	23	84	615	(553)	(26)	—	(17)	19
Companhia Siderúrgica de Tubarão - CST	22.85	20.51	1,446	364	4,953	1,877	1,973	2,913	2,840	(1,896)	(782)	2	39	203
Ferrovia Centro - Atlântica S.A.	45.65	20.00	89	315	413	165	1,153	(501)	341	(333)	(307)	(1)	—	(300)
Gulf Industrial Investment Co.-GIIC	50.00	50.00	330	10	121	63	140	258	369	(294)	(39)	—	—	36
M inas da Serra Geral S.A. - M SG	51.00	51.00	53	6	31	13	22	55	51	(28)	(8)	—	(5)	10
M ineração Rio do Norte S.A.	40.00	40.00	160	21	1,066	203	372	672	539	(251)	(20)	17	(42)	243
Sepetiba Tecon	50.00	50.00	32	38	103	16	189	(32)	30	(36)	(58)	(2)	—	(66)
Samarco M ineração S.A.	50.00	50.00	634	86	838	734	330	494	1,169	(515)	(392)	(4)	(58)	200
Valesul Alumínio S.A.	54.51	54.51	164	14	144	39	22	261	410	(284)	(27)	—	(20)	79
Others			39	—	101	23	16	101	92	(57)	(16)	—	(6)	13
Observações :

(a) The balances above represents the amounts presented in the financial statements of those companies on December 31, 2002 and not only the part included in the consolidated financial statements of the Company.

(b) The financial statements of Caemi are consolidated and include R$ 204 of minority interests.

Back to Contents

11- ATTACHMENT II - EQUITY INVESTEE INFORMATION

11.1- Aluminum Area (Adjusted and Non-Audited)	Attachment II
In Millions

										In millions
Data		ALBRAS		ALUNORTE		ALUVALE		MRN		VALESUL
		2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Quantity sold - external market	MT (thousand)	393	317	720	819	—	—	2,616	3,413	42	23
Quantity sold - internal market	MT (thousand)	13	15	872	721	—	16	7,312	7,539	48	53
Quantity sold - total	MT (thousand)	406	332	1,592	1,540	—	16	9,928	10,952	90	76
Average sales price - external market	US$	1,304.70	1,426.64	153.39	179.47	—	—	19.93	22.27	1,459.01	1,590.39
Average sales price - internal market	US$	1,355.55	1,477.68	173.79	192.36	—	1,843.43	19.06	20.36	1,837.32	1,662.01
Average sales price - total	US$	1,306.38	1,428.99	164.56	185.51	—	1,843.43	18.95	20.63	1,661.77	1,913.54
Long-term indebtedness, gross	US$	466	450	481	425	—	—	76	22	1	2
Short-term indebtedness, gross	US$	20	183	—	46	—	—	29	1	1	1
Total indebtedness, gross	US$	486	633	481	471	—	—	105	23	2	3
Stockholders’ equity	R$	257	223	445	526	916	827	672	605	261	225
Net operating revenues	R$	1,545	1,095	785	687	2	2	539	504	410	303
Cost of products	R$	(932)	(646)	(576)	(498)	—	—	(251)	(222)	(284)	(214)
Other expenses/revenues	R$	(45)	(79)	(22)	(23)	16	11	(11)	(9)	(25)	(21)
Depreciation, amortization and depletion	R$	68	68	52	51	—	—	52	45	13	14
EBITDA	R$	636	438	239	217	18	13	329	318	114	82
Depreciation, amortization and depletion	R$	(68)	(68)	(52)	(51)	—	—	(52)	(45)	(13)	(14)
EBIT	R$	568	370	187	166	18	13	277	273	101	68
Other expenses - non cash	R$	(6)	—	—	—	(11)	—	—	—	—	—
Gain on investments accounted for by the equity method	R$	—	—	—	—	78	116	(3)	(1)	—	—
Non-operating result	R$	(1)	22	—	—	—	—	17	—	—	(2)
Net financial result	R$	(673)	(263)	(470)	(204)	13	16	(6)	(8)	(2)	(9)
Income before income tax and social contribution	R$	(112)	129	(283)	(38)	98	145	285	264	99	57
Income tax and social contribution	R$	139	(97)	100	(11)	(8)	1	(42)	(20)	(20)	(14)
Net income	R$	27	32	(183)	(49)	90	146	243	244	79	43

Back to Contents

11.2- Iron Ore and Pellets Area (Adjusted and Non-Audited)	Attachment II

In millions
Data		HISPANOBRÁS		ITABRASCO		KOBRASCO		NIBRASCO
		2002	2001	2002	2001	2002	2001	2002	2001
Quantity sold - external market	MT (thousand)	1,321	1,218	2,180	2,247	2,894	2,135	2,166	2,311
Quantity sold - internal market - CVRD	MT (thousand)	2,246	2,390	1,127	1,040	1,140	2,049	4,949	4,541
Quantity sold - internal market - Others	MT (thousand)	—	—	—	—	—	—	100	141
Quantity sold - total	MT (thousand)	3,567	3,608	3,307	3,287	4,034	4,184	7,215	6,993
Average sales price - external market	US$	29.71	31.44	29.71	31.63	29.88	30.56	29.60	30.20
Average sales price - internal market	US$	30.15	31.41	29.13	31.93	30.51	31.32	28.77	29.70
Average sales price - total	US$	29.77	31.42	29.51	31.72	30.09	30.93	28.64	29.80
Long-term indebtedness, gross	US$	—	—	—	—	114	129	1	4
Short-term indebtedness, gross	US$	—	—	—	—	—	—	2	2
Total indebtedness, gross	US$	—	—	—	—	114	129	3	6
Stockholders’ equity	R$	86	80	56	58	(107)	14	84	83
Net operating revenues	R$	320	269	290	246	354	307	615	482
Cost of products	R$	(276)	(223)	(259)	(203)	(285)	(238)	(553)	(423)
Other expenses/revenues	R$	(3)	(2)	(1)	(5)	(2)	(3)	3	(7)
Depreciation, amortization and depletion	R$	10	10	1	1	9	9	17	16
EBITDA	R$	51	54	31	39	76	75	82	68
Depreciation, amortization and depletion	R$	(10)	(10)	(1)	(1)	(9)	(9)	(17)	(16)
EBIT	R$	41	44	30	38	67	66	65	52
Other expenses - non cash	R$	—	—	(5)	—	(46)	(38)	(21)	(45)
Gain on investments accounted for by the equity method	R$	1	—	—	—	1	1	—	—
Non-operating result	R$	(13)	(10)	(2)	(2)	—	—	—	—
Net financial result	R$	11	2	16	1	(184)	(67)	(8)	(7)
Income before income tax and social contribution	R$	40	36	39	37	(162)	(38)	36	—
Income tax and social contribution	R$	(15)	(11)	(12)	(9)	41	—	(17)	(14)
Net income	R$	25	25	27	28	(121)	(38)	19	(14)

Back to Contents

In millions
Data		SAMARCO		FERTECO		GIIC
		2002	2001	2002	2001	2002	2001
Quantity sold - external market	MT (thousand)	14,442	11,201	12,027	11,164	3,074	3,053
Quantity sold - internal market - CVRD	MT (thousand)	—	—	6,259	1,752	—	—
Quantity sold - internal market - Others	MT (thousand)	—	—	—	—	—	—
Quantity sold - total	MT (thousand)	14,442	11,201	18,286	12,916	3,074	3,053
Average sales price - external market	US$	28.60	29.70	18.17	17.05	40.98	41.66
Average sales price - internal market	US$	—	—	13	9	—	—
Average sales price - total	US$	28.60	29.70	16.39	16.11	40.98	41.66
Long-term indebtedness, gross	US$	66	110	82	96	—	—
Short-term indebtedness, gross	US$	142	171	23	53	—	—
Total indebtedness, gross	US$	208	281	105	149	—	—
Stockholders’ equity	R$	494	452	619	194	258	176
Net operating revenues	R$	1,169	764	918	544	369	295
Cost of products	R$	(515)	(353)	(525)	(372)	(294)	(258)
Other expenses/revenues	R$	(53)	(67)	(74)	(64)	(45)	(10)
Depreciation, amortization and depletion	R$	35	26	28	9	17	14
EBITDA	R$	636	370	347	117	47	41
Depreciation, amortization and depletion	R$	(35)	(26)	(28)	(9)	(17)	(14)
EBIT	R$	601	344	319	108	30	27
Other expenses - non cash	R$	(57)	(32)	(89)	—	—	—
Gain on investments accounted for by the equity method	R$	(36)	(2)	(27)	(6)	—	—
Non-operating result	R$	(4)	(20)	6	—	—	—
Net financial result	R$	(246)	(157)	(101)	(63)	6	3
Income before income tax and social contribution	R$	258	133	108	39	36	30
Income tax and social contribution	R$	(58)	(27)	(14)	8	—	—
Net income	R$	200	106	94	47	36	30

Back to Contents

11.3- Manganese and Ferrous-alloys Area (Adjusted and Non-Audited)

In millions
Data	SIBRA			RDME
		2002	2001	2002	2001
Quantity sold - external market	MT (thousand)	160	99	225	213
Quantity sold - internal market - CVRD	MT (thousand)	167	121	—	—
Quantity sold - total	MT (thousand)	327	220	225	213
Quantity sold - external market	MT (thousand)	828	1093	68	85
Quantity sold - internal market - CVRD	MT (thousand)	198	72	—	—
Quantity sold - total	MT (thousand)	1,026	1,165	68	85
Average sales price - external market	US$	479.65	513.30	363.63	370.40
Average sales price - internal market	US$	428.31	565.06	—	—
Average sales price - total	US$	453.43	541.77	363.63	370.40
Average sales price - external market	US$	46.96	46.58	86.60	77.68
Average sales price - internal market	US$	46.47	58.89	—	—
Average sales price - total	US$	46.86	47.35	86.60	77.68
Long-term indebtedness, gross	US$	22	27	2	3
Short-term indebtedness, gross	US$	36	32	—	—
Total indebtedness, gross	US$	58	59	2	3
Stockholders’ equity	R$	293	210	175	82
Net operating revenues	R$	523	387	324	214
Cost of products	R$	(307)	(241)	(300)	(197)
Other expenses/revenues	R$	(75)	(39)	2	(3)
Depreciation, amortization and depletion	R$	15	15	16	8
EBITDA	R$	156	122	42	22
Depreciation, amortization and depletion	R$	(15)	(15)	(16)	(8)
EBIT	R$	141	107	26	14
Other expenses - non cash	R$	(6)	(6)	0	(2)
Gain on investments accounted for by the equity method	R$	—	—	—	—
Non-operating result	R$	(8)	(9)	—	—
Net financial result	R$	(26)	(20)	1	(2)
Income before income tax and social contribution	R$	101	72	27	10
Income tax and social contribution	R$	(19)	(4)	—	—
Net income	R$	82	68	27	10

Back to Contents

12- REPORT OF THE INDEPENDENT ACCOUNTANTS	(A free translation of the original in Portuguese expressed on financial statements prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)
February 21, 2003

To the Board of Directors and Stockholders

Companhia Vale do Rio Doce

1	We have audited the balance sheets of Companhia Vale do Rio Doce as of December 31, 2002 and 2001 and the corresponding statements of income, of changes in stockholders’ equity and of changes in financial position for the years then ended, and the consolidated balance sheets of Companhia Vale do Rio Doce and its subsidiaries and jointly-controlled companies as of December 31, 2002 and 2001 and the corresponding consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements of certain subsidiaries, jointly-controlled companies and affiliates mentioned in Note 9.10, accounted for by the equity method, were carried out by other independent accountants and our opinion in regard to these investments, amounting to R$ 2.413 million (2001 - R$ 2,505 million) and the earnings therefrom of R$ 401 million (2001 - earnings of R$ 316 million), is based exclusively on the reports of these independent accountants.

2	We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3	In our opinion, based upon our audits and on the opinions of the other independent accountants, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and of Companhia Vale do Rio Doce and its subsidiaries and jointly-controlled companies as of December 31, 2002 and 2001 and the results of its operations, the changes in its stockholders’ equity and the changes in its financial position, as well as the consolidated results of operations and the changes in consolidated financial position, for the years then ended, in conformity with the accounting practices adopted in Brazil.

4	Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flows and of value added of Companhia Vale do Rio Doce and its subsidiaries and jointly - controlled companies and the labor and social indicators of Companhia Vale do Rio Doceare presented for purposes of additional information, and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers
Auditores Independentes
CRC-SP-000160/O-5-S-RJ

	Douglas H. Woods	Ronaldo Matos Valiño
	Partner	Director
	Contador CRC-SP-101.652/O-0-S-RJ	Contador CRC-RJ-069.958/O

Back to Contents

13     OPINION OF THE AUDIT COMMITTEE ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS, IN DECEMBER 2002

The Audit Committee of Companhia Vale do Rio Doce, in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Operations, Statement of Changes in Stockholder’s Equity, Statement of Changes in Financial Position and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2002, and based on the opinion of the independent accountants, is of the opinion that the mentioned information, examined in light of applicable corporate legislation, which does not require information to be stated in currency of constant purchasing power, should be approved by the Annual General Stockholders’ Meeting.

Rio de Janeiro, February 26, 2003

Pedro Carlos de Mello		Ricardo Wiering de Barros

Eliseu Martins		Marcos Fábio Coutinho

Cláudio Bernardo Guimarães de Moraes

Back to Contents

14     OPINION OF THE BOARD OF DIRECTORS ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS IN DECEMBER 2002

The Board of Directors of Companhia Vale do Rio Doce, having examined the Annual Report, Balance Sheet and other Financial Statements of the Company relative to the fiscal year ended December 31, 2002, unanimously approved said proposal.

In view of this, the Board holds that the mentioned documents should be approved by the Annual General Stockholders’ Meeting.

Rio de Janeiro, February 26, 2003

Luiz Tarquínio Sardinha Ferro Chairman	Erik Persson

José Marques de Lima	Renato da Cruz Gomes

Romeu do Nascimento Teixeira	Renato Augusto Zagallo Villela dos Santos

Francisco Valadares Póvoa	João Moisés de Oliveira

Eleazar de Carvalho Filho	Otto de Souza Marques Júnior

Antônio João Martins Torres

Back to Contents

15     MEMBERS OF THE BOARD OF DIRECTORS, AUDIT COMMITTEE, CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS	Roger Agnelli
Chief Executive Officer
Luiz Tarquínio Sardinha Ferro
Chairman
Antonio Miguel Marques
Eleazar de Carvalho Filho	Executive Officer for Equity Holdings and
Business Development
Erik Persson

Francisco Valadares Póvoa	Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals
João Moisés Oliveira

José Marques de Lima	Carla Grasso
Executive Officer for Human Resources and
Renato Augusto Zagallo Villela dos Santos	Corporate Services

Renato da Cruz Gomes
Diego Cristobal Hernández Cabrera
Romeu do Nascimento Teixeira	Executive Officer for Non-Ferrous Minerals

Audit Committee	Fábio de Oliveira Barbosa
Executive Officer for Finance
Cláudio Bernardo Guimarães de Moraes

Eliseu Martins	Gabriel Stoliar
Executive Officer for Planning
Marcos Fábio Coutinho

Pedro Carlos de Mello	Guilherme Rodolfo Laager
Executive Officer for Logistics
Ricardo Wiering de Barros

	Eduardo de Carvalho Duarte	Otto de Souza Marques Junior
	Chief Accountant	Head of Control Department
CRC-RJ 57439

Back to Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: February 28, 2003

	By:	/s/	Fabio de Oliveira Barbosa
- - - - - - - - - - - - - - - - - -
Fabio de Oliveira Barbosa Chief Financial Officer